Form 10-K, Exhibit 13
period 1995-12-31
SOUTHWEST NATIONAL CORP
filed 1996-03-28
CIK 92440

SOUTHWEST NATIONAL CORPORATION
                                1995 ANNUAL REPORT


Front cover of the annual report. The title appears vertically approximately 1/4 inch down from the top of the page and 1/2 inch from the right edge of the page with the Corporate Logo. There is a picture of the President and Chief Executive Officer, David S. Dahlmann, talking to a little boy. Approximately 1 inch under the picture is the title, "What Does it Mean to be a Community Bank?"

The inside front cover of the annual report. The following information is centered on the page.


                                             CONTENTS

Financial Highlights                     1
Letter to Shareholders                   2
My Views on the Community Bank           4-13
Financial Information                    15-47
Administrative Directory                 48


The following is located at the bottom center of the page.

Cover: Cody Miller meets Southwest Bank President David Dahlmann at "Headquarters for a Day" in Latrobe.


                                SOUTHWEST NATIONAL CORPORATION
                                   Greensburg, Pennsylvania
                                     Financial Highlights

(In thousands, except per share amounts)
FOR THE YEAR                              1995          1994          % change
Net income                             $   9,038      $  8,606            + 5.0%
Cash dividends                             3,629         3,443            + 5.4
Return on average assets                    1.30%         1.24%
Return on average shareholders' equity     12.61         12.81

PER SHARE
Net income                             $    2.84      $   2.70            + 5.2
Cash dividends                              1.14          1.08            + 5.6

AT YEAR-END
Shareholders' equity                    $ 77,210      $ 68,102            +13.4
Total assets                             710,816       685,283            + 3.7
Loans                                    446,917       411,769            + 8.5
Investment securities                    211,886       204,541            + 3.6
Money market investments                  12,308        20,213            -39.1
Deposits                                 623,785       612,075            + 1.9

PERIOD-END RATIOS AT DECEMBER 31,
Book value per share                    $  24.27      $  21.33            +13.8
Risk-based capital ratios:
     Tier 1 capital                        17.85%        17.91%
     Total capital                         19.10         19.17
Leverage capital ratio                     10.86         10.32
Nonperforming assets to loans, other
 real estate owned and other
 repossessions                               .33           .34
Nonperforming loans to loans                 .30           .30
Loans past due 90 days or more to loans      .34           .22
Reserve for possible loan losses to
 nonperforming loans                      414.60        407.61


                                 LETTER TO OUR SHAREHOLDERS

At this point in the 1995 Annual Report the following text is depicted in columnar form. The form has been modified for electronic filing purposes.

I am pleased to report record earnings for Southwest National
Corporation for the year 1995. Net income for the year increased 5.0% to $9,038,000. On a per share basis, this amounted to $2.84 per share compared to the $2.70 earned in 1994. This is the sixth consecutive year we have achieved a record level of earnings.

Return on average assets was 1.30% and return on shareholders' equity was 12.61% for 1995. The Corporation paid cash dividends in 1995 of $3,629,000 or $1.14 per share. This continues an uninterrupted series of annual increases over the past 37 years.

We began 1995 anticipating a shrinking net interest margin. Rising interest rates motivated depositors to move to longer term deposits with higher yields. The effect of this was an increase in our interest expense. The favorable earnings report for 1995 demonstrates our ability to offset this increasing interest expense by the redeployment of funds from investment securities to loans. This resulted in higher yielding earning assets which have been a key factor in maintaining a net interest margin of 4.82% which was unchanged from 1994.

We achieved total loan growth of 8.5% from the prior year. Commercial loan demand was the primary contributor growing 26.0% during 1995. Nonperforming loans represent a modest .30% of outstanding loans and the lower provision for loan losses for the year was justified by the 14.0% lower level of net charge-offs. We have not sacrificed asset quality to achieve our growth in loans and we continue to maintain adequate reserves.

Noninterest income grew by 3.2% during 1995. This was due in large part to favorable growth in trust income of 8.0%. Noninterest expense decreased by .9% during 1995. The organization benefitted from a reduction in the deposit insurance premiums paid by the Bank. Earlier this year, the Federal Deposit Insurance Corporation announced a reduction in premiums for member banks due to the Bank Insurance Fund reaching its

At this point in the 1995 Annual Report there appears a bar graph as set out in the following table.


                   Net Income
                   (per share)

1991                1.95
1992                2.37
1993                2.54
1994                2.70
1995                2.84


Congressionally mandated reserve target. Excluding the FDIC insurance expense, the organization held noninterest expense growth to a modest 2.2%.

Total assets for the Corporation reached a record level of $710,816,000, at December 31, a 3.7% increase from year-end 1994. We end the year in a strong capital position. The leverage capital ratio at year-end was 10.86% providing a base to expand lending, protect depositors and provide for growth as opportunities for expansion may arise.

During the year, the Board of Directors accepted with regret the resignation of Timothy T. Reese as a Director. Mr. Reese's commitments to his business were dramatically expanding and he felt this impaired his ability to act effectively as a director. We will miss his energy and his advice. In 1995, Gary L. Weleski, President of Weleski Enterprises, was appointed to our Allegheny Valley Advisory Board.

With regret, we note the passing of Alexander H. Lindsay and Harry K. Wilcox during the year. Both gentlemen had a long association with Southwest Bank and its predecessors and served as members of the Board of Directors. The dedication, support and counsel they gave is acknowledged.

During 1995, the Corporation continued its long-standing commitment of allocating both human and financial resources to supporting those community organizations that help improve the overall quality of life in the areas in which we serve. It is in our best interest to make a contribution to the social and financial prosperity of our customers and their communities. We cannot separate ourselves from those we serve. In fact, the notion of being closely tied to the community, and the competitive advantages that arise from it, explains in large part why I look to the future with such confidence.


/s/ David S. Dahlmann

David S. Dahlmann
President and
Chief Executive Officer
March 19, 1996

At this point in the 1995 Annual Report there appears a full-page, black and white picture of David S. Dahlmann, President and Chief Executive Officer speaking with a customer. The following caption is printed in columnar form 1/2 inch from the right edge of the page.

Most days, you can find David Dahlmann, President and CEO of Southwest Bank, sitting behind his desk on the mezzanine of our corporate headquarters. A good place to get work done, yes, but not the best way to keep in touch with customers. That's why Dahlmann created a program called "Headquarters for a Day," through which he spends one day, each quarter, at a different branch office. Just recently, the program took him to our office in Latrobe. Where, after spending the entire day listening to comments, concerns and compliments, David Dahlmann had a better understanding of his customers. And a better idea of how Southwest Bank could help them.

At this point in the 1995 Annual Report the text changes from columnar form back to regular form.

                       MY VIEWS ON THE COMMUNITY BANK.
                            by David S. Dahlmann

"Know the community better than anyone else. Through superior service, respond to the community's needs better than anyone else. Draw your people from the community, and keep decision-making within its borders. In short, be totally intertwined - and inseparable - from the community you serve." This is the 'community bank philosophy'. A long-standing set of ideals that has helped to guide countless banks past challenges, over obstacles, and toward opportunities. It has been a consistent and enduring philosophy, firmly founded in the belief that a community bank is at the very heart of the community.

"Draw your people from the community..." In the case of Southwest Bank, we have always believed that our most important asset is our people. From our officers and employees to our shareholders and board of directors.

In my view, our people are the community. They represent the feelings and needs of the community, and by drawing upon their insight, the bank is better able to serve everyone involved.

From an employee's point of view, a community bank offers more opportunities to get involved in a wide variety of tasks. They're able, by virtue of our size, to make real contributions to the operation of the bank. They see, quite literally, their work in action. And because they live here, they have a vested interest in making sure we answer the needs of their neighbors, and ultimately, the community at large. In many ways, I think that explains the enormous commitment our employees make to various community service organizations - from the American Cancer Society and Hospital Auxiliaries to the Special Olympics and The United Way.

At a community bank, the board of directors also have a local focus. In the case of Southwest Bank, our board represents various area businesses and organizations, so they're able to bring their observations of community needs to the table, along with suggestions on how to best meet those needs.

At this point in the 1995 Annual Report there appears a black and white 5 x 7 picture of two customers. The picture is centered on the page and the caption is given below.

Last year, Marietta Cramer and her son, Gerald, experienced something rather remarkable. They opened the door to the first house they'd ever been able to call their own. Until then, high closing costs and down payments had made owning a home more a dream rather than a reality.
That was until Southwest Bank stepped in, encouraging the Cramers to utilize our Mortgage Assistance and First-Time Homebuyer Programs, which offered special financing arrangements and substantial savings. And made it possible for the Cramers, after all these years, to come home.

In addition, when we look at the list of our shareholders, we recognize many of the names. They're often customers, people who live in the area. So their stock is more than just a financial investment. It's an investment in the community. They know the benefits of having a community bank, and will help to ensure that we keep our focus where it belongs.

"...respond to the community's needs better than anyone else..."
Small communities rely on the community bank to finance their futures. At Southwest, we are often the bank that finances community projects. In fact, our close ties to the community often make it possible for us to play a part in the project's developmental stages, as well. It then becomes a natural extension for a civic organization to come to Southwest for financing because we've been involved from the very beginning. We helped set the vision and can then help realize it.

Also worth noting is that community banks traditionally have a stronger capital position than larger, regional banks, which enables us to better meet the needs of a growing community. One issue, however, that I feel is having a negative effect on community banking is the current regulatory framework. There is too much regulation, period. It drains capital from the bank, limiting the amount we're able to put back into our community. I have a real concern in this area, and believe that if the regulatory framework can be brought down to a more reasonable level, community banks and their customers will be better served.

"...keep the decision-making within its borders..." I think it is fair to say that bankers who have to live with their decisions not only from a financial side, but from a quality of life side, are the most qualified to make civic financing decisions. It is one thing to make a mistake and write it off. It's quite another to live with that mistake and its impact on your friends and neighbors.

At a community bank, customers have greater access to those making the decisions. This is a tremendous advantage, particularly to those who have small to mid-sized businesses. For them, time is of the essence. They don't have the time to explain and re-explain their financial needs to layer after layer of management. Customers want to deal directly with bank personnel who can gauge their loan needs not only in terms of their

At this point in the 1995 Annual Report there appears a black and white 5 x 7 picture of the front of the Palace Theatre. The picture is centered on the page and the following caption is located below it.

Five years ago, the Palace Theatre was in the midst of its own drama. After providing entertainment for three generations, the venerable hall was placed on the market for sale. The price, $200,000. But that was only the beginning: Restoration was estimated at several million. Southwest Bank, working closely with community leaders, rallied to save the historic structure. The Bank arranged special financing that enabled The Westmoreland Trust to purchase the Theatre, and also made a sizeable charitable contribution to the Trust's fund-raising efforts for restoration. It took a lot of work, but the Palace was saved. So that today, when the curtain rises and the footlights shine, the people of this community can enjoy a very happy ending.

financials, but in terms of their character. It's very difficult for large financial institutions to be successful here, because there's a disconnection between the customer who has built a business, is proud of it and wants to tell his or her own story, and the final decision-maker. When character has to be dependent upon other people relaying a story through several layers of management, character drops by the wayside.

Community banks, on the other hand, make it a point to deal directly with their customers. Such an approach takes into account not only sound business strategy, but also human nature: The simple fact is that customers want to deal with those making the decisions. That is the essence of the community bank. And that provides us with a very important advantage over our competitors.

And make no mistake, there are plenty of tough competitors out there. Large regional institutions are still trying to portray themselves as community banks. In many instances, large banks acquire a community bank and let it operate under the same name, hoping to retain customer loyalty while investing resources into increasing market share. The bank may operate under the same name, but it is no longer what it was; it is no longer a community bank. Instead, it is part of a large financial conglomerate, whose decision-makers may well be located half way across the country.

That is why I believe it is very important to make the distinction between those banks that are independent and those that are not.
Southwest Bank remains independent, answering only to our employees, customers, shareholders and board members - all of whom are part of the communities we serve.

So while we may not always be better than the large regional banks in terms of products or price, we do have an advantage in terms of personal service, direct access to decision-makers, and the ability to provide quick answers to customer questions. Large financial institutions are not capable of offering these services, not because they don't want to, but because they are not structured to do so.

Non-banks are tough competitors, too. But the underlying functions driving them are quite a bit different - we're not trading on the same assumptions. Non-banks are product oriented; they focus their efforts on

At this point in the 1995 Annual Report there is a black and white, 5 x 7 picture centered on the page. It is a picture of Laurie Stern Singer, a Director, speaking during a meeting. The following information is printed below the picture.

Give Laurie Stern Singer the chance, and she'll talk all day about what she values most. This Valley; its people, businesses, libraries, schools, stores and celebrations. As President of the Allegheny Valley Chamber of Commerce, and the Allegheny Valley Development Corporation, Singer is aware of the area's problems, but she also knows its potential. and that the key to realizing it, is flourishing businesses. That's why she works so tirelessly at creating opportunities and assisting developing businesses. Last year, Southwest Bank asked Ms. Singer to serve on our board of directors. To us, she was the natural choice. We do, after all, share the same values.

selling products to the consumer, and once that is accomplished, move on to sell the product to the next consumer. The philosophy of community banks, on the other hand, is to concentrate on establishing relationships with customers. We're more interested in providing consumers with options...today and in the future. The product or service
- in and of itself - is not as important as the fact that it answers the financial needs of the customer. And since financial needs change over time, the relationships we establish, rather than the products we offer, give community banks a very real advantage.

So while it's true that non-bank competitors can influence certain segments of the market by product and price, the simple fact is that not everything is driven only by product and price. And that again plays to a community bank's strength: personal service, and the relationships that arise from it.

"...be totally intertwined - and inseparable - from the community you serve..." I believe the greatest threat to the community bank's future success is to stray from what has made us successful in the first place. To believe only size matters, or that we can substitute financials for personal service is not what we're about. It runs contrary to the philosophy of a community bank. In short, we can deal with challenges from other financial service competitors. Our greatest threat, in my mind, is losing our focus.

Today and in the future, there is solid economic justification for the community bank. As far as the impact of mergers and interstate banking, I think it will have a positive impact. I believe that as more of our competitors merge and combine institutions, we will benefit by serving individuals and businesses who are looking for banks that are part of the community, as well as decision-makers who are right next door. This is a positive development for well-run community banks that don't lose their focus.

Because we are an integral part of the community, we have the ability to anticipate and adjust rapidly to meeting the area's needs. And because our people are part of the community, there is an added dimension, a very real commitment to ensuring the success of the bank in which they work, and ultimately, the community in which they live.

At this point in the 1995 Annual Report there is a black and white, 5 x 7 picture of Mt. View Inn's front desk in the center of the page. The following appears below the picture.

Welcome to the Mountain View Inn. Over half a century old, with a strong history of cozy rooms, warm hospitality and a profitable bottom line. Yet, when Vance and Vicki Booher wanted to expand their Inn and were looking for financing, only one bank would accommodate them. Southwest Bank. You see, to most big banks, hospitality ventures are considered risky; they don't look good on paper. Of course, from Westmoreland County, we had a much better viewpoint. One that revealed savvy innkeepers, a successful business and plenty of growth potential. So the Boohers have their loan. The Inn will soon have additional space. And we have a customer who'll be staying with us for quite awhile.

At this point in the 1995 Annual Report the following statement appears in the center of the page.

"Because our people are so deeply involved in the community, I believe we're able to provide a more effective and committed organization to meeting the needs of the community."
                                                  David S. Dahlmann

At this point in the 1995 Annual Report there is a black and white, 5 x 7 picture of employee, Sandy Chockla, holding a fireman's boot in the center of the page. The following explanation appears below the picture.

Almost every bank gives away calendars to its customers. But Sandy Chockla, a staff member at our Derry office, will tell you that not every bank has a Community Calendar Program. This year, Sandy joined our other employees in choosing local volunteer fire departments as the beneficiary of this charitable program. As a result, the Bank made a contribution to area VFDs on behalf of our employees. And then, in November and December, while distributing calendars, our employees asked our customers to join in. And soon, people from all our offices were filling rubber boots with whatever money they could. But more than money, it was a gesture. A sign. A way of saying thanks. From a bank, its employees and its customers.

At this point in the 1995 Annual Report the following text appears in the center of the page.

                                   FINANCIAL INFORMATION

Consolidated Financial Statements...................................15
Notes to Financial Statements.......................................19
Management's Statement on
  Financial Reporting...............................................31
Report of Independent Auditors......................................31
Management's Discussion of
  Financial Statements..............................................32
Supplementary Financial Data........................................46


                                           CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share amounts)
YEAR ENDED DECEMBER 31,                             1995       1994       1993
INTEREST INCOME
Interest and fees on loans                         $37,250    $32,172    $30,417
Interest on money market investments:
 Interest bearing deposits with banks                    8         42        169
 Federal funds sold                                  1,750      1,170        888
Interest and dividends on investment securities:
 U.S. Treasury securities and obligations of
  U.S. government agencies and corporations         11,050     12,676     14,753
 Obligations of states and political subdivisions    1,253      1,504      1,541
 Corporate collateralized mortgage obligations         -          -           64
 Equity and other securities                           170        160        104
                                                   -----------------------------
    Total interest income                           51,481     47,724     47,936
INTEREST EXPENSE
Interest on deposits:
 NOW accounts                                          870      1,054      1,384
 Savings                                             6,888      6,772      6,661
 Time                                               12,577      9,136     10,030
Interest on short-term borrowings                      113         34         37
Interest on long-term borrowings                       153         35        -
                                                   -----------------------------
    Total interest expense                          20,601     17,031     18,112
                                                   -----------------------------
    Net interest income                             30,880     30,693     29,824
                                                   -----------------------------
Provision for possible loan losses                   1,450      1,560      1,597
    Net interest income after provision for
     possible loan losses                           29,430     29,133     28,227

NONINTEREST INCOME
Trust income                                         1,801      1,667      1,551
Service charges on deposit accounts                  2,194      2,035      2,035
Other service charges and commissions                  645        792        653
Other income                                           349        339        327
                                                   -----------------------------
    Total noninterest income                         4,989      4,833      4,566

NONINTEREST EXPENSE
Salaries                                             8,043      7,672      7,186
Employee benefits                                    2,636      2,699      2,507
Net occupancy expense                                1,761      1,712      1,625
Equipment expenses and data processing fees          3,182      3,241      3,148
Pennsylvania shares tax                                612        577        536
FDIC insurance expense                                 743      1,396      1,372
Other expenses                                       4,650      4,528      5,032
                                                   -----------------------------
    Total noninterest expense                       21,627     21,825     21,406
                                                   -----------------------------
Income before income tax expense                    12,792     12,141     11,387
Income tax expense                                   3,754      3,535      3,285
                                                   -----------------------------

NET INCOME                                         $ 9,038    $ 8,606    $ 8,102
Per share
    Net income                                     $  2.84    $  2.70   $   2.54
    Cash dividends                                    1.14       1.08        .98

Average common shares outstanding                 3,183,026 3,192,295  3,192,295


See accompanying notes to consolidated financial statements.


                                                 CONSOLIDATED BALANCE SHEET

(In thousands)
December 31,                                                  1995       1994
ASSETS
Cash and due from banks                                     $ 25,254   $ 32,500
Money market investments:
 Interest bearing deposits with banks                            108        113
 Federal funds sold                                           12,200     20,100
                                                            --------------------
     Total money market investments                           12,308     20,213

Investment securities:
 Securities available for sale
  U.S. Treasury securities and obligations of
   U.S. government agencies and corporations                 116,815    104,958
  Obligations of states and political subdivisions            20,491        -
  Equity securities                                            2,589      2,640
                                                            --------------------
     Total securities available for sale                     139,895    107,598
 Securities held to maturity
  Obligations of U.S. government agencies and corporations
   (market value: $71,981 and $68,286)                        71,991     74,107
  Obligations of states and political subdivisions
   (market value: $0 and $23,111)                                -       22,836
                                                            --------------------
     Total securities held to maturity                        71,991     96,943
                                                            --------------------
     Total investment securities                             211,886    204,541
Loans, net of unearned income of $643 and $2,105             446,917    411,769
Less: reserve for possible loan losses                        (5,651)    (5,038)
                                                            --------------------
     Loans, net                                              441,266    406,731
Bank premises and equipment                                    8,266      7,607
Other assets                                                  11,836     13,691
                                                            --------------------
     Total assets                                           $710,816   $685,283


LIABILITIES
Deposits:
 Noninterest bearing demand                                 $100,811   $ 98,677
 NOW accounts                                                 53,014     58,880
 Savings                                                     218,480    238,052
 Time                                                        251,480    216,466
                                                            --------------------
     Total deposits                                          623,785    612,075

Short-term borrowings                                          3,441        643
Long-term borrowings                                           1,907      1,953
Other liabilities                                              4,473      2,510
                                                            --------------------
     Total liabilities                                       633,606    617,181

SHAREHOLDERS' EQUITY
Common stock ($2.50 par value)
 Authorized 5,000,000 shares
 Issued and outstanding 3,180,787 and 3,192,295 shares         7,952      7,981
Surplus                                                       31,760     31,760
Retained earnings                                             36,392     31,262
Unrealized gain (loss) on securities available for sale        1,106     (2,901)
                                                            --------------------
     Total shareholders' equity                               77,210     68,102
                                                            --------------------
     Total liabilities and shareholders' equity             $710,816   $685,283


See accompanying notes to consolidated financial statements.


                      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands)
                                                         Unrealized
                                                         gain (loss)
                                                             on         Total
                              Common            Retained  securities     share-
                               stock   Surplus  earnings   available    holders'
                                                            for sale     equity
Balance at January 1, 1993  $ 6,651  $ 17,128  $ 37,098  $   -         $ 60,877
Net income                      -         -       8,102      -            8,102
Cash dividends                  -         -      (3,139)     -           (3,139)
                            ----------------------------------------------------
Balance at December 31, 1993  6,651    17,128    42,061      -           65,840
Net income                      -         -       8,606      -            8,606
Cash dividends                  -         -      (3,443)     -           (3,443)
Stock dividend (20%)          1,330    14,632   (15,962)     -              -
Net unrealized (loss) on
 securities available
 for sale                       -         -         -     (2,901)        (2,901)
                            ----------------------------------------------------
Balance at December 31, 1994  7,981    31,760    31,262   (2,901)        68,102
Net income                      -         -       9,038      -            9,038
Cash dividends                  -         -      (3,629)     -           (3,629)
Retirement of common stock      (29)      -        (279)     -             (308)
Net unrealized gain on
 securities available
 for sale                       -         -         -      4,007          4,007
                            ----------------------------------------------------
Balance at December 31, 1995 $7,952   $31,760   $36,392   $1,106        $77,210


See accompanying notes to consolidated financial statements.


                                     CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)
Year Ended December 31,                              1995       1994      1993
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                         $ 9,038   $ 8,606   $ 8,102
Adjustments to reconcile net income to
 net cash from operating activities:
  Depreciation and amortization                      1,155     1,123     1,059
  Provision for possible loan losses                 1,450     1,560     1,597
  Increase (decrease) in net interest
   receivable/payable                                  839      (658)      697
  Net increase (decrease) from other
   operating activities                                192    (1,632)      503
                                                   ---------------------------
     Net cash from operating activities             12,674     8,999    11,958

CASH FLOWS FROM INVESTING ACTIVITIES
Net decrease in money market investments               -       1,000    10,000
Proceeds from maturities of securities
 available for sale                                 43,000    63,000       -
Proceeds from sales of securities
 available for sale                                     51    19,876       -
Purchase of securities available for sale          (49,946)  (69,845)      -
Proceeds from maturities of securities held
 to maturity                                         6,412    19,950   112,970
Purchase of securities held to maturity               (905)   (7,106) (100,169)
Net increase in loans made to customers            (35,148)  (40,533)  (29,038)
Net property and equipment expenditures             (1,814)   (1,122)   (1,801)
                                                   ----------------------------
     Net cash used for investing activities        (38,350)  (14,780)   (8,038)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits                 11,710   (21,173)   19,873
Net increase (decrease) in short-term borrowings     2,798      (893)      100
Repayment of long-term borrowings                      (46)      (47)      -
Proceeds from long-term borrowings                     -       2,000       -
Dividends paid                                      (3,629)   (3,443)   (3,139)
Retirement of common stock                            (308)      -         -
                                                   ----------------------------
     Net cash from financing activities             10,525   (23,556)   16,834
                                                   ----------------------------
     Net change in cash and cash equivalents       (15,151)  (29,337)   20,754
Cash and cash equivalents at beginning of year      52,713    82,050    61,296
                                                   ----------------------------
Cash and cash equivalents at end of year          $ 37,562  $ 52,713  $ 82,050

CASH PAID DURING THE YEAR FOR
Interest                                          $ 14,568  $ 13,045  $ 14,240
Income taxes                                         3,661     4,100     4,525


Transfers from loans to other real estate owned and other repossessions totaled $667 thousand, $673 thousand and $795 thousand in 1995, 1994 and 1993, respectively.

In 1995, a transfer from securities held to maturity to securities available for sale of $19.436 million occurred. This resulted when the Financial Accounting Standards Board (FASB) issued in November 1995, "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities," which explains a one-time opportunity for entities to reconsider their ability and intent to hold securities to maturity.

See accompanying notes to consolidated financial statements.

1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
Southwest National Corporation (the Corporation) is a one bank holding company which engages in full service commercial banking, retail banking and trust activities, serving a primary market within a 35-mile radius of its headquarters office. The consolidated financial statements of the Corporation include the accounts of the Corporation and its wholly-owned subsidiary, Southwest National Bank of Pennsylvania (the Bank). All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. Certain items previously reported have been reclassified to conform with the current year's classifications.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK DIVIDEND
On March 15, 1994, the Corporations' Board of Directors declared a 20% stock dividend payable June 3, 1994, to shareholders of record April 15, 1994. The consolidated financial statements of the Corporation for all periods presented reflect the stock dividend applied on a retroactive basis. The number of shares and per share amounts have been restated to reflect this distribution.

INVESTMENT SECURITIES
Effective January 1, 1994, the Corporation adopted Statement of Financial Accounting Standards (FAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on a prospective basis. Investment securities are classified as follows: debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as securities held to maturity and reported at amortized cost; debt and equity securities bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in the current period earnings; or debt and equity securities not classified as either securities held to maturity or trading securities are classified as securities available for sale and reported at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity.

RESERVE FOR POSSIBLE LOAN LOSSES
On January 1, 1995, the Corporation adopted FAS No. 114, "Accounting by Creditors for Impairment of a Loan," which provides guidelines for measuring impairment losses on loans. A loan is considered to be impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In accordance with FAS No. 114, the reserve for possible loan losses related to loans considered to be impaired is based on discounted cash flows using the initial effective interest rate of the loans or the fair value of the collateral for certain collateral dependent loans. All of the Corporation's nonaccrual loans are considered to be impaired at December 31, 1995. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal.

The reserve for possible loan losses is maintained to absorb future losses from the loan portfolio based on management's judgment. Factors considered in determining the level of the reserve include industry concentrations; specific known risks; adequacy of collateral; past experience; the status and amount of nonaccrual loans; restructured and past due loans; and current, as well as anticipated, economic conditions. The reserve is increased by provisions charged to earnings and reduced by net charge-offs.

BANK PREMISES AND EQUIPMENT
Bank premises and equipment are stated at cost less accumulated depreciation and amortization, which are computed on the straight-line method for financial reporting and on accelerated methods for income tax purposes. Buildings and furniture, fixtures and equipment are depreciated over their estimated useful lives; leasehold improvements are generally amortized over the terms of their related leases.

OTHER REAL ESTATE OWNED
Other real estate owned (OREO) consists of properties acquired through foreclosure and are recorded at the lower of cost or fair value less cost to sell. OREO is included with other assets.

INTEREST INCOME AND INTEREST EXPENSE
The Bank uses various accrual methods of accounting for interest income and interest expense which approximate level yields. All amortizing loans, other than consumer loans and residential real estate loans, are placed in nonaccrual status when either principal or interest is more than 90 days past due unless the loan is well secured and in the process of collection. Loans not placed in nonaccrual status are charged off when they are 120 to 180 days past due unless they are well secured and in the process of collection.

FEDERAL INCOME TAXES
Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

PENSION PLAN
The Bank has a noncontributory defined benefit pension plan to which it contributes the actuarially determined amount necessary to fund total benefits. Unfunded past service costs are being funded on a schedule ranging to 44 years.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The expected cost of postretirement benefits is charged to expense during the period that eligible employees render such service. The Bank provides comprehensive major medical and life insurance to retirees 55 and older with 20 years of service.

CASH AND CASH EQUIVALENTS
The Corporation has defined cash and cash equivalents as cash and due from banks, certain interest bearing deposits with banks and federal funds sold with an original maturity of less than three months.

NEW ACCOUNTING PRONOUNCEMENTS
In March 1995, the FASB released FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." FAS No. 121 establishes guidelines for recognition of impairment losses related to long-lived assets and certain intangibles and related goodwill for assets to be held and used, as well as assets held for disposition. This statement excludes financial instruments, long-term customer relationships of financial institutions and other servicing rights and deferred tax assets. This standard became effective on January 1, 1996. Adoption of FAS No. 121 is not expected to have any material effect on the Corporation's financial position or results of operations.


2  REGULATORY REQUIREMENTS
The Federal Reserve Bank requires maintenance of certain average reserve balances for all financial institutions. In addition, commercial banks maintain compensating balances to offset specific charges for check clearing and other services. The Bank's compensating and reserve ledger balances averaged $6.493 million in 1995 and $8.187 million in 1994.

The approval of the Comptroller of the Currency is required if the total of all dividends declared by the Bank in any calendar year exceeds the total of the Bank's net profits of that year combined with its retained net profits of the preceding two years. With this limitation, the Bank can declare dividends to the Corporation in 1996 of approximately $10.273 million of its total undivided profits of $58.388 million at December 31, 1995, plus an additional amount equal to the net profits for 1996 up to the date of any such dividend declaration.


3  PLEDGED ASSETS
Investment securities carried at $39.336 million at December 31, 1995, were pledged, as required, to secure deposits of public funds and for other purposes.

4  INVESTMENT SECURITIES
The unrealized gain, net of tax, on securities available for sale at December 31, 1995, was $1.106 million and was recorded as a separate component of shareholders' equity.

The amortized cost and estimated market values of investment securities at December 31, 1995 and 1994 were as follows:

(In thousands)

                                                    Gross      Gross   Estimated
                                    Amortized  Unrealized  Unrealized   Market
                                      Cost        Gains      Losses     Value
1995
Securities available for sale:
 U.S. Treasury securities and
  obligations of
  U.S. government agencies
   and corporations                  $116,191      $  752   $  (128)  $116,815
 Obligations of states and
  political subdivisions               19,436       1,072       (17)    20,491
 Equity securities                      2,589         -         -        2,589
                                     ------------------------------------------
     Total securities available
      for sale                       $138,216      $1,824   $  (145)  $139,895
Securities held to maturity:
 Obligations of U.S. government
  agencies and corporations            71,991         189      (199)    71,981
                                     ------------------------------------------
     Total securities held
      to maturity                      71,991         189      (199)    71,981
                                     ------------------------------------------
     Total investment securities     $210,207      $2,013   $  (344)  $211,876

1994
Securities available for sale:
 U.S. Treasury securities and
  obligations of
  U.S. government agencies
   and corporations                 $ 109,360     $    82  $ (4,484)  $104,958
 Equity securities                      2,640         -         -        2,640
                                    -------------------------------------------
     Total securities available
      for sale                        112,000          82    (4,484)   107,598
Securities held to maturity:
 Obligations of U.S. government
  agencies and corporations            74,107         -      (5,821)    68,286
 Obligations of states and
  political subdivisions               22,836         538      (263)    23,111
                                    -------------------------------------------
     Total securities held
      to maturity                      96,943         538    (6,084)    91,397

                                    -------------------------------------------
     Total investment securities    $ 208,943      $  620  $(10,568)  $198,995


Proceeds from the sale of securities available for sale were $51 thousand in 1995, $19.876 million in 1994 and $0 in 1993. No gain or loss was recognized. There were no sales of securities held to maturity in 1995, 1994 or 1993.

The amortized cost and estimated market value of investment securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.


(In thousands)
                                                                       Estimated
                                                          Amortized     Market
                                                             Cost        Value
Securities available for sale:
 Due in one year or less                                   $ 21,282    $ 21,513
 Due after one year through five years                      101,666     102,378
 Due after five years through ten years                      12,364      13,091
 Due after ten years                                            315         324
 No fixed maturity                                            2,589       2,589
                                                           --------------------
     Total securities available for sale                   $138,216    $139,895

Securities held to maturity:
 U.S. government agencies' collateralized
  mortgage obligations                                     $ 71,991    $ 71,981


5  LOANS
A summary of outstanding loans, by category, at December 31 was as follows:


(In thousands)                                                 1995       1994
Commercial                                                  $ 61,781   $ 35,809
Real estate mortgages                                        249,038    243,836
Consumer                                                     136,098    132,124
                                                            -------------------
     Total loans, net of unearned income                    $446,917   $411,769



6  LOANS TO RELATED PARTIES
Certain executive officers, directors and their affiliates were customers of the Bank in the ordinary course of business. All loans were made at rates and terms prevailing in the marketplace at that time.

Activity with respect to aggregate related party loans in 1995 was as follows:

(In thousands)

     Balance          Loans Made/     Loan                       Balance
December 31, 1994      Advanced     Payments     Other<F1>   December 31,1995
     $5,943             $5,261       $5,264       $146           $6,086

<F1> Represents the net change in loan balance resulting from changes in related parties during the year.


7  RESERVE FOR POSSIBLE LOAN LOSSES
An analysis of the reserve for possible loan losses was as follows:

(In thousands)                                   1995     1994     1993
Balance at beginning of year                   $ 5,038  $ 4,451  $ 3,538
Provision for possible loan losses               1,450    1,560    1,597
Losses                                          (1,486)  (1,503)  (1,319)
Recoveries                                         649      530      635
                                               --------------------------
     Net loan charge-offs                         (837)    (973)    (684)
                                               --------------------------
Balance at end of year                         $ 5,651   $ 5,038  $ 4,451


At December 31, 1995, the recorded investment in loans considered impaired under FAS No. 114 was $1.363 million. This amount includes impaired loans in the amount of $559 thousand for which the related reserve for possible loan losses is $236 thousand, $40 thousand of impaired loans that, as a result of write-downs, do not have a reserve for possible loan losses and $764 thousand in impaired loans that have no reserve for possible loan losses because they are adequately collateralized. The average recorded investment in impaired loans during the year-ended December 31, 1995, was approximately $1.613 million. For the year-ended December 31, 1995, the Bank recognized interest income of $80 thousand on impaired loans, which was recognized using the cash basis method of income recognition.

At December 31, 1994, the Bank had nonaccrual loans of $1.236 million, all of which would be considered impaired under FAS No. 114. The Bank recorded $123 thousand of interest income on these loans in 1994.

Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal.

8  BANK PREMISES AND EQUIPMENT
Bank premises and equipment consisted of the following at December 31:

(In thousands)                                           1995      1994
Land                                                   $ 1,024   $ 1,024
Buildings                                                8,730     8,393
Leasehold improvements                                   3,890     3,217
Furniture, fixtures and equipment                        7,898     7,434
                                                       ------------------
     Total original cost                                21,542    20,068
Less: accumulated depreciation and amortization        (13,276)  (12,461)
                                                       ------------------
     Total bank premises and equipment                 $ 8,266   $ 7,607


Depreciation and amortization charged to noninterest expense amounted to $1.155 million in 1995, $1.123 million in 1994 and $1.059 million in 1993.

Net rental expense of leased bank premises and equipment was as follows:

(In thousands)                                        1995     1994     1993
Buildings and land (net of sublease
 income of $70, $75 and $75)                          $269     $199     $202
Equipment                                              118      170      187
                                                      ----------------------
     Total                                            $387     $369     $389


Minimum rental commitments under noncancelable leases having an original term at December 31, 1995, of more than one year were $200 thousand in 1996, $154 thousand in 1997, $126 thousand in 1998, $108 thousand in 1999, $59 thousand in 2000 and $977 thousand in 2001 through 2018, totaling $1.624 million.


9  DEPOSITS
The following table sets forth, by time remaining to maturity, time certificates of deposit of $100 thousand or more at December 31:

(In thousands)                                                 1995     1994
Three months or less                                         $ 5,587  $ 3,237
Three to six months                                            2,888    1,946
Six to twelve months                                           5,695    4,748
Over one year                                                  6,132    6,193
                                                             ----------------
     Total                                                   $20,302  $16,124


Interest expense on time certificates of deposit of $100 thousand or more amounted to $1.032 million in 1995, $793 thousand in 1994 and $840 thousand in 1993.

10  FEDERAL INCOME TAXES
The current and deferred income tax expense (benefit) breakdown was as follows:

(In thousands)                                          1995     1994     1993
Current                                                $3,931   $3,863   $4,305
Deferred                                                 (177)    (328)  (1,020)
                                                       -------------------------
     Total                                             $3,754    $3,535  $3,285


In addition to income taxes applicable to income before taxes, a deferred tax liability of $2.074 million was recorded as a decrease to shareholders' equity to reflect the current year change in the tax effect of the unrealized net gain on investment securities available for sale.

(In thousands)                                         1995      1994     1993
Deferred tax assets:
 Provision for possible loan losses                  $1,938    $1,718   $1,518
 Securities available for sale                          -       1,501      -
 Net loan origination fees                              454       523      503
 Postretirement benefits other than pensions            262       166       78
 Interest on nonaccrual loans                           127       126      125
 Depreciation and amortization expense                   50       -        -
 Other                                                   42        92      160
                                                     -------------------------
     Gross deferred tax assets                        2,873     4,126    2,384
Deferred tax liabilities:
 Securities available for sale                          573       -        -
 Accretion of bond discount                              43        39       35
 Depreciation and amortization expense                  -          25       53
 Pension expense                                        171        78      141
 Other                                                   51        52       52
                                                     --------------------------
     Gross deferred tax liabilities                     838       194      281
                                                     --------------------------
     Net deferred tax assets                         $2,035    $3,932   $2,103


The significant components of deferred tax benefit for the year ended December 31 are as follows:

(In thousands)                                        1995     1994      1993
Deferred income tax benefit exclusive of the
 effects of other components listed below            $(177)   $(328)    $  (989)
Adjustment to deferred tax assets and liabilities
 for enacted changes in tax laws and tax rates         -        -           (31)
                                                     ---------------------------
     Deferred tax benefit                            $(177)   $(328)    $(1,020)


The Corporation has determined that it is not required to establish a valuation allowance for deferred tax assets in accordance with FAS No. 109 since the deferred tax asset likely will be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.

Income tax expense for 1995, 1994 and 1993, was less than the amount computed by applying the statutory federal income tax rate to income before income tax expense. A reconciliation to the reported income tax rate was as follows:

                                                     1995       1994      1993
Statutory federal income tax rate                    35.0%      35.0%     35.0%
Effect of tax-exempt interest on loans to and
 obligations of states and political subdivisions    (4.3)      (5.0)     (6.0)
Surtax exemption                                     ( .7)      ( .9)     ( .9)
Other                                                ( .8)        -         .8
                                                     --------------------------
     Reported income tax rate                        29.2%      29.1%     28.9%


11  EMPLOYEE BENEFITS
PENSION PLAN
The Bank's noncontributory defined benefit pension plan covers all eligible employees and provides benefits that are based on each employee's years of service and compensation.

Net periodic pension cost of this plan for each of the last three years was as follows:

(In thousands)                                       1995       1994       1993
Service cost                                       $  281     $  253      $ 231
Interest cost on projected benefit obligation         341        330        306
Actual return on plan assets                         (413)      (385)      (381)
Net amortization                                      (13)       (13)       (13)
                                                   -----------------------------
Net periodic pension cost                          $  196     $  185      $ 143


The following table sets forth the plan's funded status and the amounts recognized on the Corporation's consolidated balance sheet as of December 31:

(In thousands)                                                  1995       1994
Market value of plan assets, primarily marketable securities   $6,941    $5,838
Projected benefit obligation                                    5,450     4,964
                                                               -----------------
Plan assets in excess of projected benefit obligation           1,491       874
Unrecognized net transition asset                                (215)     (246)
Unrecognized prior service cost due to plan amendment             164       182
Unrecognized net gain                                            (832)     (265)
                                                               -----------------
Prepaid pension expense recognized on the balance sheet        $  608    $  545
                                                               -----------------
Actuarial present value of accumulated benefits, including
 vested benefits of $3,725 and $3,367                          $3,756    $3,418


Assumptions used in determining the actuarial present value of the projected benefit obligation were as follows at December 31:

                                                                1995       1994
Discount rates                                                  7.0%       7.0%
Rates of increase in compensation levels                        4.0        4.0
Expected long-term rate of return on assets                     7.0        7.0


POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
Net periodic benefit cost of this plan was as follows:

(In thousands)                                                  1995       1994
Service cost                                                    $ 56       $ 57
Interest cost on projected benefit obligation                    213        202
Amortization of transition obligation                            119        119
Loss amortization                                                 12          6
                                                                ---------------
Net periodic benefit cost                                       $400       $384


The following table sets forth the plan's funded status reconciled with amounts reported on the Corporation's consolidated balance sheet as of December 31:

(In thousands)                                             1995       1994
Accumulated postretirement obligation:
 Retirees                                                $2,111     $2,205
 Fully eligible active plan participants                    531        232
 Other plan participants                                    666        603
                                                         ------------------
Total accumulated postretirement benefit obligation       3,308      3,040
Plan assets at fair value                                   -          -
                                                         ------------------
Accumulated postretirement benefit obligation in
 excess of plan assets                                    3,308      3,040
Unrecognized transition obligation                       (2,027)    (2,146)
Unrecognized net loss                                      (518)      (407)
                                                         ------------------
Accrued benefit liability recognized on the
 balance sheet                                           $  763     $  487


Assumptions used to determine the actuarial present value of the accumulated postretirement benefit obligation were as follows at December 31:

                                                          1995       1994
Discount rate                                              7.0%       7.0%
Health care cost trend rate
 Initial                                                   8.0        8.0
 Ultimate                                                  6.0        6.0


The health care cost trend rate assumption can have a significant impact on the amounts reported. Increasing the assumed health care cost trend by one percentage point in each year would increase the accumulated postretirement benefit obligation by approximately $240 thousand and the aggregate of the service and interest cost components of net periodic postretirement health care benefit cost by $32 thousand.

401(K) EMPLOYEE SAVINGS PLAN
Effective April 1, 1995, the Deferred Compensation Plan (Former Plan) was amended to become the Southwest National Bank of Pennsylvania 401(k) Plan (Plan). Assets from the Former Plan were liquidated, with the exception of the Bank's certificates of deposit, and funds were transferred to a third-party trustee for investment.

The Bank contributed to the Plan and the Former Plan for all eligible employees. Bank contributions have been determined each year by the Board of Directors. The amount charged to noninterest expense was $677 thousand in 1995, $650 thousand in 1994 and $610 thousand in 1993. Contributions in 1995 ($149 thousand representing the employee matching portion and $528 thousand representing the Bank's discretionary portion) related to the Plan; 1994 and 1993 contributions related to the Former Plan.

12  COMMITMENTS AND CONTINGENCIES
The Bank serves a primary market area within a 35-mile radius of its headquarters office. Substantially all of the Bank's loans have been granted to consumers or businesses located in this marketplace. There are no significant concentrations of credit risk from an individual counterparty or groups of counterparties. Although the portfolio is diversified, the Bank and its borrowers are dependent on the continued viability of the Southwestern Pennsylvania economy.

The Bank loaned $60.229 million of U.S. government obligations from its investment securities portfolio to brokerage firms, to enhance fee income. These securities lent are collateralized in excess of 100% of their market value, including accrued interest, by Treasury obligations or obligations of agencies of the U.S. government. The Bank evaluates the collateral daily to determine that the market value of securities pledged are at least equal to the value of securities lent. The collateral is held by third-party agents for the benefit of the Bank.

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to enhance revenue.

Financial instruments whose contract amounts represent off-balance sheet credit risk were as follows at December 31:

(In thousands)                                       1995        1994
Commitments to extend credit                       $78,102     $77,208
Standby letters of credit and financial
 guarantees written                                 14,274      10,384


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Bank evaluates each customer's creditworthiness prior to extending the commitment. Of the total commitments outstanding, $22.071 million in 1995 and $21.380 million in 1994 represent the unfunded portion of home equity lines of credit secured by first or second liens against residential real property, $1.332 million in 1995 and $669 thousand in 1994 represent mortgage loan commitments in which the Bank requires a security interest in improved real property and $24.329 million in 1995 and $29.281 million in 1994 represent the unfunded portion of commercial lines of credit. Collateral, if any, for these commercial lines of credit varies, but may include accounts receivable, inventory, plant and equipment or commercial real estate. The unfunded portion of unsecured consumer lines of credit totaled $17.050 million in 1995 and $15.186 million in 1994. Available credit on credit cards totaled $13.320 million in 1995 and $10.692 million in 1994.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Generally, letters of credit and financial guarantees expire annually and are subject to credit review prior to renewal. Credit and collateral standards for these credit facilities are the same as the Bank's standards for on-balance sheet credit facilities in that collateral may be required depending on the credit evaluation of the borrower. Of the total standby letters of credit and financial guarantees written, $7.472 million in 1995 and $4.487 million in 1994 were collateralized by assets ranging from certificates of deposit to improved real property.

Market risk arises if interest rates, at the time a fixed-rate commitment is funded, have moved adversely subsequent to the extension of the commitment. Fixed-rate commitments and their associated market risk are minimal. Management does not anticipate that losses, if any, which may occur as a result of these transactions, would materially affect the shareholders' equity of the Corporation.

Southwest, in the normal course of business, is subject to various legal proceedings in which claims for monetary damages are asserted. No material losses are anticipated by management as a result of any current legal proceedings.

13  PARENT COMPANY FINANCIAL STATEMENTS
Following are the statement of income, balance sheet and statement of cash flows for the Parent Company:


STATEMENT OF INCOME

Year Ended December 31,                        1995       1994        1993
(In thousands)
INCOME
Dividends from Southwest National Bank
 of Pennsylvania                              $3,972     $3,443      $3,164
Expense                                           35         32          32
                                              ------------------------------
Income before income tax benefit and
 equity in undistributed net income
 of subsidiary                                 3,937      3,411       3,132
Income tax benefit                               (12)       (11)        (11)
                                              ------------------------------
Income before equity in undistributed net
 income of subsidiary                          3,949      3,422       3,143
Equity in undistributed net income of
 subsidiary                                    5,089      5,184       4,959
                                              ------------------------------
NET INCOME                                    $9,038     $8,606      $8,102



BALANCE SHEET

DECEMBER 31,                                              1995        1994
(In thousands)
ASSETS
Cash and due from banks                                $    18     $     6
Investment in Southwest National Bank
 of Pennsylvania                                        77,192      68,096
                                                       -------------------
     Total assets                                      $77,210     $68,102

SHAREHOLDERS' EQUITY
Common stock ($2.50 par value)
 Authorized 5,000,000 shares
 Issued and outstanding 3,180,787 and
  3,192,295 shares                                     $ 7,952     $ 7,981
Surplus                                                 31,760      31,760
Retained earnings                                       37,498      28,361
                                                       -------------------
     Total shareholders' equity                        $77,210     $68,102




STATEMENT OF CASH FLOWS

Year Ended December 31,                          1995      1994      1993
(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                   $ 9,038   $ 8,606   $ 8,102
 Adjustments to reconcile net income to
  net cash from operating activities:
     Equity in undistributed net income
      of subsidiary                            (5,089)   (5,184)   (4,959)
                                              ----------------------------
     Net cash from operating activities         3,949     3,422     3,143
CASH FLOWS FROM FINANCING ACTIVITIES:
 Dividends paid                                (3,629)   (3,443)   (3,139)
 Retirement of common stock                      (308)      -         -

                                              ----------------------------
     Net Cash from financing activities        (3,937)   (3,443)   (3,139)
                                              ----------------------------
     Net change in cash and cash equivalents       12       (21)        4
 Cash and cash equivalents at beginning
  of year                                           6        27        23
                                              ----------------------------
 Cash and cash equivalents at end of year     $    18   $     6   $    27


14  QUARTERLY FINANCIAL DATA (UNAUDITED)
Quarterly financial data for the years ended December 31, 1995 and 1994, were as follows:

Three Months Ended                   Mar. 31   June 30   Sept. 30   Dec. 31
(In thousands, except per share amounts)
1995
Interest income                      $12,473   $13,044   $12,960    $13,004
Interest expense                       4,778     5,199     5,301      5,323
Provision for possible loan losses       510       340       375        225
Noninterest income                     1,101     1,326     1,141      1,421
Noninterest expense                    5,604     5,649     5,092      5,282
Income tax expense                       765       951       967      1,071
Net income                             1,917     2,231     2,366      2,524
Per share:
 Net income                         $    .60   $   .70   $   .75    $   .79
 Cash dividends                          .28       .28       .28        .30
1994
Interest income                     $ 11,461  $ 11,887  $ 12,062   $ 12,314
Interest expense                       4,122     4,135     4,241      4,533
Provision for possible loan losses       390       390       390        390
Noninterest income                     1,136     1,233     1,125      1,339
Noninterest expense                    5,482     5,565     5,357      5,421
Income tax expense                       721       880       933      1,001
Net income                             1,882     2,150     2,266      2,308
Per share:
     Net income                     $    .59  $    .67  $    .71   $    .73
     Cash dividends                      .26       .26       .26        .30



15  FAIR VALUE OF FINANCIAL INSTRUMENTS
FAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires the Bank to disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Bank's financial instruments.

FAS No. 107 specifies that fair values should be calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications or estimated transaction costs.

INVESTMENT SECURITIES AND MONEY MARKET INVESTMENTS
The carrying amounts for short-term investments approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. Short-term investments consist of federal funds sold.

For the fair value of investment securities as determined by market quotations, refer to Note 4. At December 31, 1995, the carrying value and fair value of interest bearing deposits with banks were each $108 thousand, and in 1994, $113 thousand.

LOANS
Fair values are estimated for portfolios of loans with similar financial characteristics. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Bank's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The fair value reflects market prepayment estimates adjusted for servicing and credit costs.

The fair value for significant nonperforming loans is based on the carrying value adjusted for anticipated credit loss risk and the valuation of underlying collateral.

The following table presents information for loans at December 31:

                                      1995                      1994
                              Carrying    Estimated     Carrying    Estimated
(In thousands)                 Amount     Fair Value     Amount     Fair Value
Total Loans                   $441,266     $441,985     $406,731    $395,280


DEPOSITS AND OTHER LIABILITIES
Under FAS No. 107, the fair value of deposits with no stated maturity, such as noninterest bearing demand deposits, NOW accounts and savings accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value of short-term borrowings approximates the carrying value of these instruments based upon their short-term nature. The fair value of long-term borrowings was estimated using discounted cash flow analyses based on the Corporation's borrowing rates at December 31 1995 and 1994, for comparable types of borrowing arrangements.

The following table presents the carrying value and estimated fair value of deposits and other liabilities:

                                     1995                       1994
                             Carrying    Estimated      Carrying    Estimated
(In thousands)                Amount     Fair Value      Amount     Fair Value
Deposits                     $623,785    $627,359       $612,075    $609,786
Other liabilities:
 Short-term borrowings          3,441       3,441            643         643
 Long-term borrowings           1,907       2,015          1,953       1,912


The fair value estimates above do not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market.

LIMITATIONS
Fair value estimates are made at a specific point in time, based on relevant market data and information about each financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Bank's trust department contributes net fee income annually. The trust department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets that are not considered financial instruments include deferred tax assets and premises and equipment.

From this point forward in the 1995 Annual Report all text is presented in 3 columnar form.

            MANAGEMENT'S STATEMENT ON FINANCIAL REPORTING

The management of Southwest National Corporation and its subsidiary, Southwest National Bank of Pennsylvania, is responsible for the preparation, content and integrity of the financial data included in this annual report. Management believes that the financial statements and related notes have been prepared in accordance with generally accepted accounting principles, which, in the judgment of management, are appropriate in the circumstances. Financial information elsewhere in this report is consistent with that in the financial statements.

In meeting its responsibility for the reliability of the financial statements, management depends upon the Bank's accounting system and related internal accounting controls. This system is designed to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are properly recorded and executed in accordance with management's authorization, and that accounting records are reliable for the preparation of the financial statements. This system is augmented by written policies and procedures and by examinations performed by an internal audit staff which reports to the Board of Directors of the Corporation through the Board's Examining Committee.

The Board of Directors approves the appointment of the independent certified public accountants for the Corporation and its subsidiary. The Examining Committee meets with the independent certified public accountants, the internal auditors and management to ensure that the system of internal accounting control is being properly administered and that the financial data is being properly reported. The independent certified public accountants and the internal auditors each have free access to the Examining Committee to discuss internal accounting control, auditing and financial reporting matters.

The consolidated financial statements of Southwest National Corporation and its subsidiary, as identified in the accompanying Independent Auditors' Report, have been audited by our independent certified public accountants, KPMG Peat Marwick LLP. This audit was conducted in accordance with generally accepted auditing standards, which included a review of the system of internal accounting control, tests of the accounting records and other auditing procedures they considered necessary to formulate an opinion on the consolidated financial statements.

/s/ David S. Dahlmann

David S. Dahlmann
President and Chief Executive Officer
February 20, 1996


/s/ Donald A. Lawry

Donald A. Lawry
Secretary and Treasurer
February 20, 1996


                       INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Southwest National Corporation:

We have audited the accompanying consolidated balance sheets of Southwest National Corporation and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of Southwest National Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southwest National Corporation and subsidiary at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, Southwest National Corporation adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity
Securities," on January 1, 1994.


/s/ KPMG Peat Marwick LLP

Pittsburgh, Pennsylvania
February 20, 1996

              MANAGEMENT'S DISCUSSION OF FINANCIAL STATEMENTS

The Management's discussion of financial statements should be read in conjunction with the consolidated financial statements and the supplementary financial data contained in this annual report.


                                    RESULTS OF OPERATIONS

NET INCOME
1995 marked another successful year for the Corporation as earnings advanced to record levels for the sixth consecutive year. Net income was $9.038 million, up $432 thousand or 5.0% from the $8.606 million earned in 1994. This follows last year's rise of $504 thousand or 6.2% over 1993 results.

Earnings for 1995 were boosted by an increase in net interest income, up $187 thousand as average earning assets rose $2.0 million and the net interest margin held steady. Other factors contributing to the earnings improvement for the year were growth of 3.2% in noninterest income, a lower provision for possible loan losses and a decline of .9% in noninterest expense. Earning asset growth, increased noninterest income and control of expenses remain important strategic performance targets for the Corporation.

Three factors contributed to net income growth in 1994: a rise in net interest income of $869 thousand, modest noninterest expense growth of 2.0%, and growth in noninterest income of 5.8%. In 1993, the major factors affecting the growth in net income were a rise in net interest income combined with a lower provision for loan losses and a higher level of noninterest income.

Earnings per share were $2.84 in 1995, $2.70 in 1994 and $2.54 in 1993. Per share data was restated to reflect the 20% stock dividend declared on March 15, 1994. Return on average assets amounted to 1.30%, 1.24% and 1.18% for the years 1995, 1994 and 1993, respectively. Return on average shareholders' equity was 12.61% in 1995, 12.81% in 1994 and 12.84% in 1993. Exclusive of the FAS 115 adjustment for 1995 and 1994, these ratios would have been 12.40% and 12.66%, respectively.



                                         NET INTEREST INCOME

(In thousands)

YEAR ENDED DECEMBER 31,               1995     1994     1993     1992     1991
Total interest income                $51,481  $47,724  $47,936  $51,240  $53,754
Taxable equivalent adjustment            910      962    1,025    1,156    1,228
                                     -------------------------------------------
     Total interest income-fully
      taxable equivalent basis        52,391   48,686   48,961   52,396   54,982
Total interest expense                20,601   17,031   18,112   22,732   28,871
                                     -------------------------------------------
     Net interest income-fully
      taxable equivalent basis       $31,790  $31,655  $30,849  $29,664  $26,111




                                    NET INTEREST MARGIN ANALYSIS

YEAR ENDED DECEMBER 31,                           1995       1994       1993
Yield on interest earning assets                  7.95%      7.41%      7.59%
Rate on interest bearing liabilities              3.94       3.21       3.40
                                                  ---------------------------
Net interest rate spread                          4.01       4.20       4.19
Effect of noninterest bearing liabilities          .81        .62        .59
                                                  ---------------------------
Net interest margin                               4.82%      4.82%      4.78%


NET INTEREST INCOME
Net interest income, the engine that drives operating revenue for the Corporation, is the difference between the interest, dividends and fees on earning assets less interest expense incurred for funding sources. Earning assets primarily include loans and investments. Sources used to fund those assets include deposits, borrowed funds and capital. Changes in net interest income generally occur due to fluctuations in the volume and/or mix of interest-earning assets and interest-bearing liabilities, and changes in corresponding interest yields and rates.

A portion of the Corporation's interest income is not subject to federal income taxes. For comparative purposes, a taxable equivalent adjustment based on the statutory income tax rate of 35% for the years 1993 through 1995 is shown on the preceding page. The following discussion is based on results on a fully taxable equivalent basis.

Net interest income increased a modest $135 thousand (less than 1.0%) compared to a $806 thousand (2.6%) rise in 1994 and a $1.185 million rise in 1993. Growth in net interest income in all three years was fueled primarily through a higher yielding asset mix and a higher level of earning assets. Results for 1994 and 1993 were also improved by an increase in the net interest margin.

The table at the bottom of the preceding page illustrates the components of the net interest margin for the last three years. Net interest margin is interest income calculated as a percentage of average earning assets. The margin remained stable in 1995 at 4.82% after a four basis point rise to 4.82% in 1994 and a ten basis point rise in 1993.

Net interest rate spread is the difference between the average yield earned on total interest earning assets and the average rate paid on total funding sources. This spread declined to 4.01% in 1995 compared to 4.20% in 1994 and 4.19% in 1993.

The average prime rate advanced to 8.83% in 1995 compared to 7.14% in 1994. Market interest rates rose through mid year then fell back slightly through the second

At this point in the 1995 Annual Report there appears a bar graph as set out in the following table.


                             NET INTEREST INCOME
                    (fully taxable equivalent, in millions)

1991                 26.111
1992                 29.664
1993                 30.849
1994                 31.655
1995                 31.790


half of the year, based on economic uncertainty.

Higher interest rates and continued redeployment of funds into higher yielding earning assets helped to raise the yield on interest earning assets by 54 basis points for the year. The rate on interest bearing liabilities rose 73 basis points, however, outpacing the increase in interest earning assets. This change in rate is attributable to a shift in the interest bearing deposit mix as more customers register preferences for time versus savings accounts.


                  ANALYSIS OF YEAR-TO-YEAR CHANGES IN NET INTEREST INCOME*

(In thousands)                          1995/1994               1994/1993
                                  Increase/(decrease) in income/expense due to
                                                      changes in:
                               Volume    Rate    Total    Volume   Rate   Total
INTEREST EARNING ASSETS
Interest bearing deposits
 with banks                  $   (27)  $   (7)  $   (34) $  (167) $   40  $(127)
Federal funds sold                54      526       580      (33)    315    282
U.S.Treasury securities and
 obligations of
  U.S. government agencies
   and corporations           (1,878)     252    (1,626)    (988) (1,089)(2,077)
Obligations of states and
 political subdivisions         (349)     (31)     (380)      18     (76)   (58)
Corporate collateralized
 mortgage obligations            -        -         -        (64)    -      (64)
Equity and other securities       (2)      12        10       62      (6)    56
Loans                          3,134    2,021     5,155    2,589    (876) 1,713
                                                 ------                  -------
   Total interest
    earning assets               150    3,555     3,705      898  (1,173)  (275)

INTEREST BEARING LIABILITIES
NOW accounts                     (84)    (100)     (184)     (16)   (314)  (330)
Savings deposits                (856)     972       116      338    (227)   111
Time deposits                  1,151    2,290     3,441     (587)   (307)  (894)
Short-term borrowings             41       38        79      (13)     10     (3)
Long-term borrowings             117        1       118       35     -       35
                                                 ------                   ------
   Total interest
    bearing liabilities         (248)   3,818     3,570      (58) (1,023)(1,081)
                                                 ------                  -------

CHANGE IN NET INTEREST INCOME    398     (263)  $   135      956    (150) $ 806

* Changes in net interest income due to both volume and rate were combined with the changes of each based on their proportionate amounts. Amounts are calculated on a fully taxable equivalent basis.

At this point in the 1995 Annual Report is the following table which spans two pages. This table covers pages 34 and 35 respectively. It has been condensed for electronic filing purposes.


ANALYSIS OF NET INTEREST INCOME AND INTEREST YIELDS/RATES*

(In thousands)                                            1995
                                              Average                Average
                                              balance   Interest  yields/rates
USES OF FUNDS
Interest earning assets:
 Interest bearing deposits with banks       $    129    $      8      6.20%
 Federal funds sold                           29,502       1,750      5.93
                                            ---------------------
     Total money market investments           29,631       1,758      5.93
 U.S. Treasury securities and
  obligations of U.S. government
  agencies and corporations                  182,059<F1>  11,050      6.07
 Obligations of states and
  political subdivisions                      20,531<F1>   1,898      9.24
 Corporate collateralized mortgage
  obligations                                    -           -         -
 Equity and other securities                   2,600<F1>     171      6.58
                                            ---------------------
     Total investment securities             205,190      13,119      6.39
 Loans                                       424,203      37,514      8.84
                                            ---------------------
     Total interest earning assets          $659,024      52,391      7.95%

SOURCES OF FUNDS
Interest bearing liabilities:
 NOW accounts                               $ 55,839         870      1.56%
 Savings deposits                            224,687       6,888      3.07
 Time deposits                               237,720      12,577      5.29
 Short-term borrowings                         2,421         113      4.67
 Long-term borrowings                          1,928         153      7.94
                                            ---------------------
     Total interest bearing liabilities      522,595      20,601      3.94
Sources supporting interest earning
 assets on which interest is not paid        136,429         -
                                            ---------------------
     Total sources of funds                 $659,024      20,601      3.13%
                                                         ------------------

NET INTEREST INCOME/YIELD ON INTEREST
 EARNING ASSETS                                          $31,790      4.82%

* Calculated on a fully taxable equivalent basis.
<F1>  Amounts exclude adjustments to fair value as required by FAS No. 115.


ANALYSIS OF NET INTEREST INCOME AND INTEREST YIELDS/RATES* (cont.)

(In thousands)                                            1994
                                              Average                Average
                                              balance   Interest  yields/rates
USES OF FUNDS
Interest earning assets:
 Interest bearing deposits with banks       $    542   $     42      7.75%
 Federal funds sold                           28,248      1,170      4.14
                                            -------------------
     Total money market investments           28,790      1,212      4.21
 U.S. Treasury securities and
  obligations of U.S. government
  agencies and corporations                  213,144<F1> 12,676      5.95
 Obligations of states and
  political subdivisions                      24,312      2,278      9.37
 Corporate collateralized mortgage
  obligations                                    -          -          -
 Equity and other securities                   2,632<F1>    161      6.12
                                            -------------------
     Total investment securities             240,088     15,115      6.30
 Loans                                       388,119     32,359      8.34
                                            -------------------
     Total interest earning assets          $656,997     48,686      7.41%

SOURCES OF FUNDS
Interest bearing liabilities:
 NOW accounts                               $ 60,911      1,054      1.73%
 Savings deposits                            254,776      6,772      2.66
 Time deposits                               212,791      9,136      4.29
 Short-term borrowings                         1,311         34      2.59
 Long-term borrowings                            449         35      7.80
                                            -------------------
     Total interest bearing liabilities      530,238     17,031      3.21
Sources supporting interest earning
 assets on which interest is not paid        126,759        -
                                            -------------------
     Total sources of funds                 $656,997     17,031      2.59%
                                                        ------------------

NET INTEREST INCOME/YIELD ON INTEREST
 EARNING ASSETS                                         $31,655      4.82%

* Calculated on a fully taxable equivalent basis.
<F1>  Amounts exclude adjustments to fair value as required by FAS No. 115.



ANALYSIS OF NET INTEREST INCOME AND INTEREST YIELDS/RATES* (cont.)

(In thousands)                                            1993
                                              Average                Average
                                              balance   Interest  yields/rates
USES OF FUNDS
Interest earning assets:
 Interest bearing deposits with banks       $  2,835   $   169        5.96%
 Federal funds sold                           29,305       888        3.03
                                            ------------------
     Total money market investments           32,140     1,057        3.29
 U.S. Treasury securities and
  obligations of U.S. government
  agencies and corporations                  228,950    14,753        6.44
 Obligations of states and
  political subdivisions                      24,123     2,336        9.68
 Corporate collateralized mortgage
  obligations                                    921        64        6.95
 Equity and other securities                   1,612       105        6.51
                                            ------------------
     Total investment securities             255,606    17,258        6.75
 Loans                                       357,307    30,646        8.58
                                            ------------------
     Total interest earning assets           645,053    48,961        7.59%

SOURCES OF FUNDS
Interest bearing liabilities:
 NOW accounts                               $ 61,629     1,384        2.25%
 Savings deposits                            241,960     6,661        2.75
 Time deposits                               226,467    10,030        4.43
 Short-term borrowings                         1,871        37        1.98
 Long-term borrowings                            -         -           -
                                            ------------------
     Total interest bearing liabilities      531,927    18,112        3.40
Sources supporting interest earning
 assets on which interest is not paid        113,126       -
                                            ------------------
     Total sources of funds                 $645,053    18,112        2.81%
                                                       --------------------

NET INTEREST INCOME/YIELD ON INTEREST
 EARNING ASSETS                                        $30,849        4.78%

* Calculated on a fully taxable equivalent basis.
<F1>  Amounts exclude adjustments to fair value as required by FAS No. 115.

The percentage contribution of noninterest bearing liabilities to the net interest rate spread (commonly known as the free funds ratio) increased 19 basis points to .81%; this was the principal factor in holding the net interest margin stable year to year. Key factors in the rise of the free funds ratio were the higher interest rate environment and the increase from 19.2% in 1994 to 20.7% in 1995 in the percentage of interest earning assets funded by noninterest bearing sources of funds including shareholders' equity.

During 1994, market rates rose, but the yield on earning assets fell 18 basis points as the improved rates were not enough to offset run-off of higher yielding assets. The rate paid on interest bearing liabilities also fell, basically matching the change in interest earning assets; the net effect was a one basis point rise in the net interest rate spread. Further improving the net interest margin was a three basis point rise in the free funds ratio, which resulted from the higher interest rate environment and an increase in the percentage of interest earning assets funded by noninterest bearing sources of funds.

The table on page 33 shows how changes in average interest earning assets, interest bearing liabilities and average interest rates or yields affect net interest income. In 1995 and 1994, changes in volume were the primary contributor to the rise in net interest income.

The schedule on the preceding pages illustrates the Corporation's average daily balance of interest earning assets and interest bearing liabilities together with the yields or rates associated with each asset or liability category. Average earning assets rose $2.0 million (less than 1%) which followed a rise of $11.9 million (1.9%) in 1994. Management continued to achieve positive results by focusing on improving the quality and composition of earning assets, even in a low growth environment.


NONINTEREST INCOME
Total noninterest income grew $156 thousand to $4.989 million in 1995. Annual growth rates were 3.2% in 1995, 5.8% in 1994 and 9.2% in 1993, amounting to a compound growth rate of 6.1% over the past three years. Growth in trust income and service charges on deposit accounts contributed to the 1995 increase. The rise in 1994 was fueled by growth in trust income and fees

At this point in the 1995 Annual Report there appears a bar graph as set out in the following table.


                             Noninterest Income
                               (in millions)

1991                      3.802
1992                      4.180
1993                      4.566
1994                      4.833
1995                      4.989


generated by the sale of nondeposit investment products; 1993 also benefitted from a rise in trust income as well as growth in service charges on deposit accounts. Management reviews all fee-based products on an annual basis for opportunities to enhance results.

During 1995, trust income continued to grow, rising $134 thousand (8.0%) following a $116 thousand (7.5%) increase in 1994 and a $174 thousand (12.6%) increase in 1993. The growth in 1995 was primarily due to increased fees generated from the personal trust sector. The growth in 1994 resulted from increased fees from pension and profit sharing plans, personal trusts and estate management activity while 1993 was favorably impacted from increased fees generated from personal trust and estate management activity.

Service charges on deposit accounts, which represent the largest component of noninterest income, rose by 7.8% in 1995 following a flat year in 1994 and a 5.3% increase in 1993. The rise in 1995 is due principally to increases in fees charged (mainly NSF fees) and growth in fees on relationship deposit products. The lack of growth in 1994 was due to a drop in transaction activity resulting from stable deposit levels. The rise in 1993 was due to management's efforts to control collection of those fees and cross-sell deposit products. Management strives to implement reasonable fees for services and closely monitors the collection of those fees.

Other service charges and commissions declined 18.6% ($147 thousand) in 1995 following increases of 21.3% and 15.8% in 1994 and 1993, respectively. The drop in 1995 is due primarily to reduced fees recognized from mutual funds and annuity products coupled with reduced credit life insurance premiums and a lower level of fees earned on our securities lending program. The rise in 1994 was due primarily to increased fees recognized from mutual fund and annuity products. The rise in 1993 resulted from increased credit life insurance premiums, growth in the number of MasterCard/VISA accounts and increased fees generated by our securities lending program.

Other income increased 3.0% ($10 thousand) in 1995 after increasing 3.7% in 1994 and 6.9% in 1993. The increase in 1995 was due in part to increased safe deposit fees. The rise in 1994 resulted from additional income recognized upon settlement of the Pennsylvania Shares Tax issue; the increase in 1993 was due to increased safe deposit fees.

NONINTEREST EXPENSE
Noninterest expense fell $198 thousand (.9%) in 1995 due principally to a sharp drop in the deposit insurance premiums paid by the Bank.
Excluding this item, noninterest expense growth was held to a modest
2.2%.

Control of expenses is and will continue to be an important performance target with management. The Corporation's efficiency ratio, which measures noninterest expense as a percent of noninterest income plus net interest income on a taxable equivalent basis, declined to 58.8% in 1995 from 59.8% in 1994 and 60.4% in 1993. This ratio continues to compare favorably to the average of 63.1% for our peer group (bank holding companies between $500 million and $1 billion in assets).

In 1994, noninterest expense rose only 2.0% ($419 thousand). Adjusting for the writedown of an OREO property and a nonrecurring item, noninterest expense increased by 4.0%.

In 1993, noninterest expense increased 6.3% ($1.262 million). Excluding expenses associated with the adoption of FAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," the adjustment in the carrying value of an OREO property and a writedown on the anticipated settlement of the Pennsylvania Shares Tax issue, noninterest expense would have risen only 3.0%. Salaries and employee benefits increased $308 thousand (3.0%) in 1995 compared with a $678 thousand (7.0%) rise in 1994 and a $606 thousand (6.7%) rise in 1993. The rise in 1995 is due principally to normal merit increases offset partially by reduced health care costs. The increase in 1994 was due to the reduction in the deferral of expenses due to a changing loan mix, the addition of two full-time equivalent employees and normal merit increases. The rise in 1993 resulted from the additional costs associated with the adoption of FAS No. 106, the addition of six-full time equivalent employees and normal merit increases.

Net occupancy expense grew $49 thousand (2.9%) in 1995 following an $87 thousand (5.4%) increase in 1994 and a $96 thousand (6.3%) increase in 1993. Normal increases in the various costs of managing facilities accounted for most of the increases in all three years. Also, costs associated with additional space occupied by support staff impacted 1994 and 1993.

At this point in the 1995 Annual Report there appears a bar graph as set out in the following table.


                   Noninterest Expense
                      (in millions)

1991                     18.521
1992                     20.144
1993                     21.406
1994                     21.825
1995                     21.627


Equipment expenses and data processing fees fell $59 thousand (1.8%) in 1995 compared to a $93 thousand (3.0%) increase in 1994 and a $25 thousand (less than 1.0%) increase in 1993. In 1995, equipment expenses declined 4.2% primarily due to reduced equipment rentals as data processing fees essentially remained unchanged. In 1994, increases in maintenance contract fees, higher equipment depreciation and increased student loan data processing fees accounted for the rise. In 1993, increases in data processing fees were offset by reduced equipment costs.

FDIC insurance expense dropped a substantial 46.8% ($653 thousand) following nominal increases of 1.7% and 2.5% in 1994 and 1993, respectively. Earlier this year the Federal Deposit Insurance Corporation announced a reduction in premiums for member banks when the Bank Insurance Fund reached its Congressionally mandated reserve target. As a result, the assessment rate fell from 23 cents to 4 cents per $100 of insured deposits, an 82.6% decline.

Future assessment rates will be based on capital levels and bank regulators' ratings as is required by the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA). The FDIC premium related to the Bank Insurance Fund has been eliminated for at least the first half of 1996. This will result in an additional savings of approximately $670 thousand compared with 1995 assuming there will be no premium in 1996 other than the annual $2 thousand statutory minimum assessment.

Other expenses rose $122 thousand (2.7%) following a decrease of $504 thousand (10.0%) in 1994 and a rise of $461 thousand (10.1%) in 1993. The increase in 1995 is due primarily to higher marketing expenditures, up $135 thousand (11.9%), related to promotional efforts regarding the relocation of a branch office, and certain loan and deposit products. The decline in 1994 was principally the result of two items that inflated this category in 1993: an adjustment in the carrying value of an OREO property of $315 thousand due to a decline in the fair value, and a nonrecurring $113 thousand writedown on the potential settlement of the Pennsylvania Shares Tax issue. Excluding these items, other expenses would have decreased $76 thousand or 1.7% year to year.

FEDERAL INCOME TAXES
Federal income tax expense increased $219 thousand in 1995, $250 thousand in 1994 and $315 thousand in 1993. In all three years, taxable income rose principally because of growth in earnings. The effective tax rates for the Corporation of 29.2% in 1995, 29.1% in 1994 and 28.9% in 1993, were less than the statutory federal income tax rate of 35.0% in all three years. This difference was primarily the result of the tax exempt status of interest income on obligations of states and political subdivisions.

The Corporation adopted FAS No. 109, "Accounting for Income Taxes," on a prospective basis effective January 1, 1993. Adoption of this standard did not have a material effect on the Corporation's 1993 financial position or results of operations.

During the third quarter of 1993, the Omnibus Budget Reconciliation Act of 1993 was signed into law. This legislation impacted the Corporation's effective tax rate by .3% in 1995 and .1% in both 1994 and 1993.


DIVIDENDS
Cash dividends paid amounted to $3.629 million in 1995, $3.443 million in 1994 and $3.139 million in 1993. On a per common share basis, they were $1.14 (5.6% increase) in 1995, $1.08 (9.7% increase) in 1994 and
$.98 (10.3% increase) in 1993. All per share amounts were restated to reflect the 20% stock dividend declared on March 15, 1994. This increase in dividends reflects the Corporation's strong capital position and solid earnings performance. The dividend payout ratio was 40.15% in 1995, 40.00% in 1994 and 38.74% in 1993. Our ratio has been around the 80th percentile in comparison with our peer group over the last three years.

The continuing growth in cash dividends reflects a trend of increases over the last 37 years by the Corporation and its predecessors.
Management continues to be committed to delivering maximum return to our shareholders and building shareholder value.

At this point in the 1995 Annual Report there appears a bar graph as set out in the following table.


                Cash Dividends
                  (per share)

1991              0.82
1992              0.89
1993              0.98
1994              1.08
1995              1.14



                               STOCK PRICES

The Corporation lists its common stock on the National Association of Security Dealers automated quotation (NASDAQ) system under the symbol SWPA. Currently the following firms are registered with NASD as market makers for the Corporation's common stock:

Ferris, Baker, Watts Inc.;
F.J. Morrissey & Co., Inc.;
Herzog, Heine, Geduld, Inc.;
Legg Mason Wood Walker, Inc.; and
Sandler O'Neill & Partners.

The table to the right lists the bid prices during the periods presented; these do not necessarily reflect prices in actual transactions.

At this point in the 1995 Annual Report there appears a bar graph as set out in the following table.


            Book Value
            (per share)

1991            17.60
1992            19.07
1993            20.62
1994            21.33
1995            24.27



                                             1995              1994*
                                         High    Low       High     Low
First quarter                          $27.25  $23.50    $32      $24.875
Second quarter                          27.50   26.25     30.375   27.50
Third quarter                           33      26.75     30.50    26.50
Fourth quarter                          34.50   32        27.75    23.50

*Prices in 1994 were adjusted to reflect a 20% stock dividend paid June 3, 1994 to shareholders of record April 15, 1994.

                                      FINANCIAL CONDITION

INVESTMENTS
In November 1995, the FASB issued "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities." This guide describes a one-time opportunity for entities to reconsider their ability and intent to hold securities to maturity. The Corporation elected to redesignate $19.4 million of obligations of states and political subdivisions with an unrealized gain, net of tax, of $695 thousand, from the held to maturity portfolio to the available for sale portfolio.

Further, the Corporation has designated as available for sale the entire U.S. Treasury securities portfolio, the U.S. government agencies and corporations portfolio excluding agency issued real estate mortgage investment conduits (REMICs) and the entire equity securities portfolio. In December 1995, as a result of the reclassification opportunity described above, the entire portfolio of obligations of states and political subdivisions was shifted to the available for sale category. The REMIC portion of the U.S. government agencies and corporations portfolio comprises the held to maturity portfolio. The Corporation recorded a $1.1 million unrealized gain (net of tax) on securities classified as available for sale at December 31, 1995, which was recorded as a separate component of shareholders' equity.

The investment portfolio is comprised of investment securities, both available for sale and held to maturity, as well as money market instruments. During 1995, investments continued to decline on average falling to $233.0 million, a drop of $34.7 million or 13.0% compared to an average of $267.7 million in 1994. In both years, management's strategy was continued redeployment of funds to higher yielding earning assets, principally loans. Average investments represented 35% and 41% of total earning assets in 1995 and 1994, respectively.

The table on the following page shows the breakdown of securities available for sale and securities held to maturity at December 31, 1995, 1994 and 1993. During 1995 and 1994, the Bank's strategy was to purchase securities with maturities in the two to five year range, as opportunities continued to be limited due to low deposit growth and the significant rise in loans during the period. This compares to 1993 when the Bank's investment strategy was directed towards U.S. Treasury securities in the three to five year range.

At year-end 1995, the portfolio contained $72.0 million of REMICs compared to $74.1 million on December 31, 1994. This represented 34% and 36% of total investment securities at year-end 1995 and 1994, respectively. The REMIC portfolio's weighted average life declined to
2.3 years in 1995 from 3 years in 1994. Management believes that the issuers of this portfolio are well diversified, the mortgages are geographically dispersed and the portfolio yield will not be significantly impaired by a variance of prepayment activity.

Because of the negative attention derivatives have received, it is important to note that the Bank does not carry an exposure to off-balance sheet derivatives.


                              INVESTMENT SECURITIES


(In thousands)

DECEMBER 31,                                       1995       1994       1993
Securities available for sale:<F1>
 U.S. Treasury securities                        $ 71,240   $ 93,364   $  -
 Obligations of U.S. government agencies
  and corporations                                 44,951     15,996      -
 Obligations of states and political
  subdivisions                                     19,436        -        -
 Equity securities                                  2,589      2,640      -
                                                 -----------------------------
     Total securities available for sale          138,216    112,000      -
Securities held to maturity:
 U.S. Treasury securities                             -          -     90,190
 Obligations of U.S. government agencies
  and corporations                                 71,991     74,107  117,036
 Obligations of states and political
  subdivisions                                        -       22,836   24,936
 Equity and other securities                          -          -      2,607
                                                 -----------------------------
     Total securities held to maturity             71,991     96,943  234,769
                                                 -----------------------------
     Total investment securities                 $210,207   $208,943 $234,769

<F1> Amounts exclude adjustments to fair value as required by FAS No. 115.


At this point in the 1995 Annual Report is the following table which spans across the page. It has been modified for electronic filing purposes.


                           MATURITY DISTRIBUTION OF INVESTMENT SECURITIES

(In thousands)

                                                          After 1      After 5
DECEMBER 31, 1995                            Within 1    but within   but within
Amounts maturing:                             year        5 years     10 years
Securities available for sale<F1>
 U.S. Treasury securities                    $16,005     $ 55,235    $    -
 Obligations of U.S. government
  agencies and corporations                    5,002       39,949         -
 Obligations of states and political
  subdivisions                                   275        6,482      12,364
 Equity securities                               -            -           -
                                             ---------------------------------
     Total securities available for sale      21,282      101,666      12,364
Securities held to maturity
 Obligations of U.S. government
  agencies and corporations                    2,615       69,376         -
                                             ---------------------------------
     Total securities held to maturity         2,615       69,376         -
                                             ---------------------------------
     Total investment securities             $23,897     $171,042     $12,364
                                             ---------------------------------
Weighted average yields*                        7.46%        6.06%       9.05%

*Calculated on a fully taxable equivalent basis. The weighted average yields are based on book value and effective yields weighted for the scheduled maturity of each security.
<F1> Amounts exclude adjustments to fair value as required by FAS No. 115.



                         MATURITY DISTRIBUTION OF INVESTMENT SECURITIES (cont.)

(In thousands)

DECEMBER 31, 1995                              After      No fixed
Amounts maturing:                            10 years     maturity       Total
Securities available for sale<F1>
U.S. Treasury securities                      $   -       $   -        $ 71,240
 Obligations of U.S. government
  agencies and corporations                       -           -          44,951
 Obligations of states and political
  subdivisions                                    315         -          19,436
 Equity securities                                -         2,589         2,589
                                             -----------------------------------
     Total securities available for sale          315       2,589       138,216
Securities held to maturity
 Obligations of U.S. government
  agencies and corporations                       -           -          71,991
                                             -----------------------------------
     Total securities held to maturity            -           -          71,991
                                             -----------------------------------
     Total investment securities              $   315     $ 2,589      $210,207
                                             -----------------------------------
Weighted average yields*                         7.79%       6.70%         6.41%

*Calculated on a fully taxable equivalent basis. The weighted average yields are based on book value and effective yields weighted for the scheduled maturity of each security.
<F1> Amounts exclude adjustments to fair value as required by FAS No. 115.


LOANS
The Bank's average loan portfolio continued to register significant growth rising $36.1 million (9.3%) in 1995 following a sizable increase of $30.8 million (8.6%) in 1994. Growth, without sacrificing asset quality, continues to be a keystone in management's strategic focus to generate higher yielding earning assets by building loan volume.

Changes in the composition of the loan portfolio in 1995 included increases of $26.0 million in commercial loans, $5.2 million in real estate mortgages and $4.0 million in consumer loans. The major emphasis for the year was in the commercial sector as slightly higher interest rates and economic uncertainties tended to dampen consumer expectations. Lending activity in 1994 emphasized commercial real estate loans and consumer installment loans as higher interest rates slowed the growth of residential real estate mortgages. The table on the following page presents the components of the loan portfolio on December 31 for each of the last five years. It should be noted that the Bank does not concentrate its lending activities in any industry or group, but does focus its lending activities in the western Pennsylvania market. Substantially all of its loans are provided to our area's businesses and consumers.

The commercial loan portfolio registered a sizable increase in 1995 of $26.0 million, up 72.5% compared to a $561 thousand or 1.5% decline in 1994. The rise in 1995 was primarily the result of a $16.8 million or 52.6% increase in commercial and industrial loans as the Bank focused on small to medium size businesses within our market area. The Bank diversifies risk in this portfolio by closely monitoring industry concentration and portfolios to insure that it does not exceed established lending guidelines. Diversification is intended to limit the risk of loss from any single unexpected event or trend. Municipal loans also rose significantly, increasing by $9.1 million (more than 200%) reversing a generally declining trend as opportunities in this very competitive sector arose in 1995. The decline in 1994 was due to a $1.2 million (3.7%) decrease in commercial and industrial loans, which was partially offset by a rise in municipal loans. Commercial loans represented 14% of the total loan portfolio in 1995, up from 9% in 1994.

Loans collateralized by real estate increased $5.2 million (2.1%) in 1995 after a $17.4 million (7.7%) rise in 1994. This growth resulted from an increase in the residential portfolio of $6.6 million (3.7%), which was partially offset by a $1.4 million (2.2%) decline in the commercial sector. The dollar growth in 1994 was due almost equally to increases in the residential and commercial portfolios.

At this point in the 1995 Annual Report there appears a bar graph as set out in the following table.


                     Loans
             (average in millions)

1991             318.823
1992             330.017
1993             357.307
1994             388.119
1995             424.203


The ratio of real estate mortgages to the total loan portfolio declined to 56% at year-end 1995 compared to 59% at December 31, 1994.

Consumer loans also increased $4.0 million (3.0%) compared to a sizable increase in 1994 of $23.7 million (21.8%). Even though consumer loans increased from year to year, the trend during 1995 has been one of softening demand by consumers for durable goods and autos because of the economic uncertainties created by the gridlock in the Federal government. During 1994, strong consumer demand for autos and other durable goods, as a result of the improved economy, helped to spur demand as installment loans rose $21.7 million (23.0%). Consumer loans fell to 30% of total loans at December 31, 1995, compared to 32% at year-end 1994.

Management will continue its strategic focus on quality loans in all lending categories within our market area in order to continue to provide the best possible service to our customers.



                                                 LOANS

(In thousands)

DECEMBER 31,                  1995      1994     1993      1992      1991
Commercial
 Commercial and industrial  $ 48,807  $ 31,975 $ 33,217  $ 27,775  $ 24,862
 Municipal                    12,974     3,834    3,153     7,607     8,350
                            ------------------------------------------------
     Total                    61,781    35,809   36,370    35,382    33,212
Real estate mortgages
 Residential                 186,090   179,485  171,155   152,728   134,723
 Commercial                   62,948    64,351   55,258    45,325    42,786
                            ------------------------------------------------
     Total                   249,038   243,836  226,413   198,053   177,509
Consumer
 Installment                 118,875   116,383   94,639    96,872   100,901
 Demand and time              17,223    15,741   13,814    11,891    11,658
                            ------------------------------------------------
     Total                   136,098   132,124  108,453   108,763   112,559
                            ------------------------------------------------
     Total loans, net of
      unearned income       $446,917  $411,769 $371,236  $342,198  $323,280





    LOAN MATURITY DISTRIBUTION AND INTEREST SENSITIVITY OF COMMERCIAL LOANS

(In thousands)

                             Due in 1    Due after 1 year    Due after
DECEMBER 31, 1995         year or less   through 5 years      5 years     Total
Commercial and industrial   $40,698        $ 7,842           $  267     $48,807
Municipal                     9,366          2,479            1,129      12,974
                            ----------------------------------------------------
     Total commercial loans $50,064        $10,321           $1,396     $61,781

Predetermined interest
 rates                      $16,008        $ 9,945           $  709     $26,662
Floating interest rates      34,056            376              687      35,119
                            ----------------------------------------------------
     Total                  $50,064        $10,321           $1,396     $61,781


RESERVE FOR POSSIBLE LOAN LOSSES
The Bank adopted FAS No. 114 on January 1, 1995, which provides guidelines for measuring impairment losses on loans. A loan is considered to be impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Under the new standard, the 1995 reserve for possible loan losses related to loans that are identified as impaired in accordance with FAS No. 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Nonaccrual loans are considered to be impaired. Adoption of this standard did not have a material effect on the Corporation's financial statements.

Asset quality is a major corporate focus and a reserve for possible loan losses is maintained which, in management's judgment, is adequate to absorb future losses inherent in the loan portfolio. Management reviews the adequacy of the reserve quarterly. For analytical purposes, this methodology considers loan portfolio trends; historical loan loss experience; identified credit problems and their exposure; current and anticipated economic conditions; and past due loans. Management believes there is no concentration of loans that contain an abnormal element of risk.

The level of loan losses can vary from period to period due to the size and number of individual loans that may require charge-off and the effects of changing conditions. As a result, there can be no assurance that the level of the reserve or the level of the loan loss provision will not be increased by the Bank.

A five-year analysis of the Bank's reserve for possible loan losses is presented below. The reserve totaled $5.651 million on December 31, 1995, up $613 thousand (12.2%) from the $5.038 million reported at year-end 1994. All credit quality ratios improved from 1994 to 1995. The reserve as a percent of loans at year-end increased to 1.26% in 1995 compared to 1.22% in 1994 despite strong loan growth in 1995 of 8.5%. The reserve as a percent of nonperforming loans at December 31, 1995, was 414.60% compared to 407.61% at year-end 1994. This represents coverage of more than $4 for every $1 of nonperforming loans.

Net loan charge-offs for 1995 were $837 thousand, a drop of $136 thousand (14.0%) compared to $973 thousand in 1994. Net loan charge-offs as a percent of average loans also declined from .25% in 1994 to .20% in 1995. Recoveries reached their highest level in the last five years and the ratio of recoveries to losses rose to 43.7% in 1995 from 35.3% in 1994.


                     ANALYSIS OF THE RESERVE FOR POSSIBLE LOAN LOSSES

(In thousands)

                                    1995     1994      1993     1992     1991
Balance at beginning of year      $  5,038 $  4,451  $  3,538 $  3,011 $  2,830
Provision for possible loan
 losses                              1,450    1,560     1,597    2,020    1,800
Losses:
 Commercial                            (13)     (18)      (54)    (529)    (440)
 Real estate mortgages                 (58)     (14)      (98)     (31)     (10)
 Consumer                           (1,415)  (1,471)   (1,167)  (1,462)  (1,685)
                                  ----------------------------------------------
     Total                          (1,486)  (1,503)   (1,319)  (2,022)  (2,135)
Recoveries:
 Commercial                             22       20        28       64       58
 Real estate mortgages                  73        4        48       10        4
 Consumer                              554      506       559      455      454
                                  ----------------------------------------------
     Total                             649      530       635      529      516
                                  ----------------------------------------------
     Net loan charge-offs             (837)    (973)     (684)  (1,493)  (1,619)
                                  ----------------------------------------------
Balance at end of year            $  5,651 $  5,038  $  4,451 $  3,538 $  3,011
                                  ----------------------------------------------
Total loans
 Average                          $424,203 $388,119  $357,307 $330,017 $318,823
 At December 31                    446,917  411,769   371,236  342,198  323,280
As a percent of average loans:
 Net loan charge-offs                  .20%     .25%      .19%     .45%     .51%
 Provision for possible loan losses    .34      .40       .45      .61      .56
 Reserve for possible loan losses     1.33     1.30      1.25     1.07      .94
Reserve as a percent of loans at
 December 31                          1.26     1.22      1.20     1.03      .93
Reserve as a percent of
 nonperforming loans at December 31 414.60   407.61    294.57   341.84   323.42
Reserve as a multiple of net loan
 charge-offs                          6.75X    5.18X     6.51X    2.37X    1.86X


NONPERFORMING ASSETS
"Nonperforming assets" is a term used to describe assets on which revenue recognition has been discontinued or restricted. Nonperforming assets include both nonperforming loans and acquired property, primarily OREO, acquired in connection with the collection effort on loans. Nonperforming loans include nonaccrual loans. Nonaccrual loans are loans on which the accrual of interest has been discontinued. All amortizing loans, other than consumer loans and residential real estate loans, are placed in nonaccrual status when either principal or interest exceeds 90 days past due unless the loan is well secured and in the process of collection. Nonaccrual loan balances are included in the loan category on the balance sheet.

The schedule below presents nonperforming assets and past due loans at December 31 for each of the last five years. Nonperforming assets rose $87 thousand (6.2%) in 1995 compared to a $608 thousand (30.3%) drop in 1994. Substantially all nonperforming assets are secured and losses have been considered, as appropriate, in establishing the reserve for possible loan losses. The ratio of nonperforming assets to period-end loans, OREO and other repossessions improved slightly in 1995 to .33% at year end compared to .34% at December 31, 1994.

Nonaccrual loans increased $127 thousand in 1995 after a decline of $275 thousand in 1994. Major principal losses are not anticipated due to the underlying collateral values. The interest income foregone on these loans has not been significant, amounting to $89 thousand in 1995 and $85 thousand in 1994. Management recognizes the impact of nonaccrual loans on income and continues to work towards their reduction.

OREO and other repossessions declined in the aggregate $40 thousand (24.2%) in 1995 following a $333 thousand (66.9%) decline in 1994, which was due mainly to the sale of a commercial property. Loans past due 90 days or more rose $636 thousand (71.2%) after an $8 thousand (less than 1.0%) decline in 1994. Increases in the residential mortgages and student loan categories accounted for the rise, but potential exposure should be minimal because of the collateral/guarantee position. The ratio of nonperforming loans and loans past due 90 days or more, in aggregate, to period-end loans rose to .65% at year-end 1995, up from the .52% at December 31, 1994; this ratio still compares favorably with our peer group.


                                 NONPERFORMING ASSETS AND PAST DUE LOANS

(In thousands)

DECEMBER 31,                        1995     1994     1993     1992     1991
Nonperforming loans:
 Nonaccrual loans                 $1,363   $1,236   $1,511   $1,035   $  931
Other real estate owned               59      136      496    1,016    1,206
Other repossessions                   66       29        2       35       79
                                  -------------------------------------------
     Total nonperforming assets   $1,488   $1,401   $2,009   $2,086   $2,216
                                  -------------------------------------------
Nonperforming loans to
 period-end loans                    .30%     .30%     .41%     .30%     .29%
Nonperforming assets to period-end
 loans, other real estate owned
 and other repossessions             .33      .34      .54      .61      .68
Loans past due 90 days or more    $1,529   $  893   $  901   $1,305   $1,901

                                  -------------------------------------------
Loans past due 90 days or more
 to period-end loans                 .34%     .22%     .24%     .38%     .59%


DEPOSITS
The Bank relies primarily on its retail deposit base to fund credit needs. Total deposits, on average, declined $8.3 million (1.3%) following a $5.1 million (.8%) rise in 1994. Generally, low deposit growth has been an industry-wide issue. The composition of deposits shifted significantly during 1995 with net inflows into time deposits offset by net outflows from savings and NOW accounts. Depositors displayed a preference for longer-term accounts bearing higher rates resulting in growth mainly in time deposits with terms in the one year range. Average time deposits increased sharply by $24.9 million (11.7%) in 1995 after dropping $13.7 million (6.0%) in 1994. Savings deposits, on average, dropped $30.1 million (11.8%) compared to a $12.8 million (5.3%) rise in 1994. NOW accounts also declined on average by

At this point in the 1995 Annual Report there appears a bar graph as set out in the following table.


                 Deposits
           (averages in millions)

1991            567.232
1992            609.886
1993            617.721
1994            622.795
1995            614.506


$5.1 million (8.3%) in 1995 following a $718 thousand (1.2%) decline in 1994. Demand deposits rose from year to year by $1.9 million (2.1%) after a $6.7 million (7.6%) rise in 1994. Time deposits represented 39% of average total deposits in 1995 compared to 34% during 1994; as a result the Bank's cost of funds increased.

The Bank has minimal reliance on certificates of deposit of $100 thousand or more as a source of funds. At December 31, 1995, they amounted to only 3.3% of total deposits. The composition in average deposits has remained relatively unchanged over the last two years with interest bearing deposits representing 84% and 85% in 1995 and 1994, respectively. Noninterest bearing deposits in 1995 and 1994 were 16% and 15%, respectively.


                LIQUIDITY MANAGEMENT AND INTEREST RATE SENSITIVITY

The primary objective of asset/liability management is to provide maximum levels of net interest income while maintaining acceptable levels of interest rate risk and facilitating the Corporation's funding requirements. Maintenance of adequate liquidity by the Corporation is required to provide the funds necessary to meet customer credit needs and satisfy depositor withdrawal requirements. Southwest takes a unified approach to management of liquidity, capital and interest rate risk through its Asset and Liability Management (ALM) process.

ALM has identified several internal sources available for liquidity management. First and foremost is the Bank's core deposit base which is the most stable source of liquidity a bank can have due to the long-term relationship with depositors. Substantial internal funding can also be derived from the Bank's investment portfolio. The portfolio provides liquidity through the sale of securities available for sale and cash flows derived from maturities.

In addition to internal funding, the Bank has numerous external funding sources. These sources provide ample funding to meet both short and long-term needs.

An important factor in the management of the Corporation's balance sheet is interest rate sensitivity. Interest rate sensitivity refers to the impact of future changes in interest rates on net interest income. The Corporation actively manages its interest rate sensitivity to achieve maximum shareholder value within the constraints of its interest rate discipline, the maintenance of high credit quality and sound leverage and liquidity positions.

Interest sensitive assets and liabilities are defined as those assets and liabilities that reprice with changes in interest rates or whose maturities or principal paydowns are within a designated short-term period, or "gap," generally ranging from one day to one year.

The interest sensitivity table on the following page shows the repricing of maturities and, where applicable, management's assumptions as to the estimated repricing characteristics of certain assets and supporting funds.

The cumulative gap at the one-year repricing period was asset sensitive in the amount of $7.9 million or 1.2% of earning assets. Generally, an asset sensitive gap indicates how rising interest rates could positively affect net interest income and falling rates could negatively affect net interest income. Assets and liabilities with similar contractual repricing characteristics, however, may not reprice at the same time or to the same degree. As a result, the Corporation's static interest rate sensitivity gap position may not accurately predict the impact of changes in general levels of interest rates or net interest income.

No single interest rate risk measurement system satisfies all objectives of management, therefore, in order to better measure the effect of interest rate fluctuations on the Corporation's net interest margin, management uses a dynamic income simulation model as the primary mechanism in assessing the impact of changes in interest rates on net interest income. The model incorporates both the current gap position and the expected magnitude of the repricing of specific asset and liability categories. The analysis at December 31, 1995, incorporating a 300 basis point movement in interest rates in either direction, indicated that the anticipated variability of net interest income in 1996 was within the policy range of plus or minus 7% as established by ALM.

In the 1995 Annual Report the following table spans across the page. It has been modified for electronic filing purposes.


                                      INTEREST SENSITIVITY ANALYSIS

(In thousands)

                                                    After 3        After 6
DECEMBER 31, 1995                    Within        but within     months but
Rate sensitive:                     3 months        6 months    within 1 year
Earning assets
 Money market investments          $ 12,308        $    -        $    -
 Investment securities                8,097           9,391        19,463
 Loans                              185,042          23,232        27,389
                                   ---------------------------------------
     Total earning assets           205,447          32,623        46,852
Interest bearing liabilities
 Deposits*                          159,994          56,862        56,684
 Short-term borrowings                3,407              11            23
 Long-term borrowings                   -               -             -

     Total interest bearing        ---------------------------------------
      liabilities                   163,401          56,873        56,707
Sources supporting interest
 earning assets on which interest
  is not paid                           -               -             -
                                   ---------------------------------------
     Interest sensitivity gap      $ 42,046        $(24,250)      $(9,855)
                                   ---------------------------------------
Cumulative gap                     $ 42,046        $ 17,796       $ 7,941
Ratio of cumulative gap to total
 earning assets                         6.3%            2.7%          1.2%

*Management has estimated, based on historical analysis, that savings deposits in total are approximately 40% sensitive to interest rate changes. In order to provide a more accurate one-year gap position, these deposits were distributed in the appropriate repricing time frames based on their sensitivity to market rates.


                                INTEREST SENSITIVITY ANALYSIS (cont.)

(In thousands)

                                   Over 1 year and
DECEMBER 31, 1995                     noninterest
Rate sensitive:                        sensitive                    Total

Earning assets
 Money market investments               $    -                   $ 12,308
 Investment securities                   174,935                  211,886
 Loans                                   211,254                  446,917
                                        ----------------------------------
     Total earning assets                386,189                  671,111
Interest bearing liabilities
 Deposits*                               249,434                  522,974
 Short-term borrowings                       -                      3,441
 Long-term borrowings                      1,907                    1,907

     Total interest bearing             ----------------------------------
      liabilities                        251,341                  528,322
Sources supporting interest
 earning assets on which interest
  is not paid                            142,789                  142,789
                                        ----------------------------------
     Interest sensitivity gap           $ (7,941)                $   -
                                        ----------------------------------
Cumulative gap                          $    -
Ratio of cumulative gap to total
 earning assets

*Management has estimated, based on historical analysis, that savings deposits in total are approximately 40% sensitive to interest rate changes. In order to provide a more accurate one-year gap position, these deposits were distributed in the appropriate repricing time frames based on their sensitivity to market rates.


                                       CAPITAL RESOURCES

The Corporation continued to strengthen its capital position in 1995. Shareholders' equity at December 31, 1995, increased $9.1 million (13.4%) over year-end 1994 following a rise of $2.3 million (3.4%) from year-end 1993 to December 31, 1994. A solid capital position provides the Corporation with a base to expand lending, to protect depositors and to provide for growth as opportunities for expansion may arise; however, management has no current plans for any acquisitions. Shareholders' equity included an unrealized gain on securities available for sale, net of tax, of $1.1 million at year-end 1995, compared to an unrealized loss on securities available for sale, net of tax, of $2.9 million at December 31, 1994.

The principal source of capital has been retained earnings, which is a function of both net income and the dividend payout to shareholders. The current economic and regulatory environment has placed an increased emphasis on capital strength. Acquisition capability, funding alternatives, new business activities, deposit insurance premiums and the level and nature of expanded regulatory oversight depend in part on capital adequacy.

The Corporation is well capitalized. Its strength is demonstrated by three key ratios all of which exceed regulatory requirements for bank holding companies. Under FDICIA, the three ratios are tier 1 capital to risk-weighted assets, total capital to risk-weighted assets and leverage capital. Tier 1 and total capital are expressed as a percentage of risk-adjusted assets on the balance sheet as well as off-balance sheet exposures. The minimum capital ratios are 4% for tier 1, 8% for total risk-weighted and 3% for leverage capital. Regulators may set higher capital standards should a bank's particular circumstances warrant. Classification as a well-capitalized institution under FDICIA requires a 6% tier 1 ratio, 10% total risk-weighted capital ratio and a 5% leverage capital ratio. Management seeks to maintain capital ratios at or above such requirements. At December 31, 1995, Southwest's ratios substantially exceed those minimums. FDICIA has also mandated changes to risk-based capital rules that are expected to become effective in 1996, notably the requirement to incorporate interest rate risk into the risk-based capital computation. Because proposals to accomplish this change are not final, the effect on the Corporation's capital requirements cannot be determined.

The tier 1 capital to risk-weighted assets ratio was 17.85% on December 31, 1995, compared to the 17.91% reported at year-end 1994. The total capital to risk-weighted assets ratio was 19.10% at year-end 1995 down slightly from 19.17% at December 31, 1994. The leverage capital ratio, which is tier 1 capital divided by average tangible assets, was 10.86% at December 31, 1995, up from 10.32% at year-end 1994. In accordance with regulatory guidelines, these ratios do not include net unrealized gains or losses on securities available for sale under FAS No. 115.


                                 SUPPLEMENTARY FINANCIAL DATA

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31,                1995     1994     1993     1992    1991
(In thousands, except per share amounts)
INTEREST INCOME
Interest and fees on loans            $37,250  $32,172  $30,417  $30,092 $32,231
Interest on money market investments    1,758    1,212    1,057    2,370   3,984
Interest and dividends on
 investment securities                 12,473   14,340   16,462   18,778  17,539
                                      ------------------------------------------
     Total interest income             51,481   47,724   47,936   51,240  53,754

INTEREST EXPENSE
Interest on deposits                   20,335   16,962   18,075   22,686  28,828
Interest on short-term borrowings         113       34       37       46      43
Interest on long-term borrowings          153       35      -        -       -
                                      ------------------------------------------
     Total interest expense            20,601   17,031   18,112   22,732  28,871
                                      ------------------------------------------
     Net interest income               30,880   30,693   29,824   28,508  24,883
Provision for possible loan losses      1,450    1,560    1,597    2,020   1,800
                                      ------------------------------------------
     Net interest income after
      provision for possible loan
       losses                          29,430   29,133   28,227   26,488  23,083

NONINTEREST INCOME
Trust income                            1,801    1,667    1,551    1,377   1,252
Service charges on deposit accounts     2,194    2,035    2,035    1,933   1,802
Other                                     994    1,131      980      870     748
                                      ------------------------------------------
     Total noninterest income           4,989    4,833    4,566    4,180   3,802

NONINTEREST EXPENSE
Salaries and employee benefits         10,679   10,371    9,693    9,087   8,634
Other                                  10,948   11,454   11,713   11,057   9,887
                                      ------------------------------------------
     Total noninterest expense         21,627   21,825   21,406   20,144  18,521
                                      ------------------------------------------
Income before income tax expense       12,792   12,141   11,387   10,524   8,364
Income tax expense                      3,754    3,535    3,285    2,970   2,130
                                      ------------------------------------------

NET INCOME                            $ 9,038  $ 8,606  $ 8,102  $ 7,554 $ 6,234

PER SHARE
Net income                            $  2.84  $  2.70  $  2.54  $  2.37 $  1.95
Cash dividends                           1.14     1.08      .98      .89     .82



                                 SUPPLEMENTARY FINANCIAL DATA

CONSOLIDATED BALANCE SHEET

Average daily balances for year
 ending December 31,                 1995     1994    1993     1992    1991
(In thousands)
ASSETS
Interest earning assets:
 Interest bearing deposits
  with banks                       $   129  $    542 $  2,835 $ 19,480 $ 30,828
 Federal funds sold                  29,502   28,248   29,305   25,920   26,402
 U.S. Treasury securities
  and obligations of U.S.
   government agencies and
    corporations                    180,238  211,959  228,950  223,899  170,290
 Obligations of states and
  political subdivisions             20,534   24,312   24,123   24,270   22,875
 Corporate collateralized
  mortgage obligations                  -        -        921    9,548   20,198
 Equity and other securities          2,600    2,632    1,612      536      537
 Loans                              424,203  388,119  357,307  330,017  318,823
                                   ---------------------------------------------
     Total interest earning assets  657,206  655,812  645,053  633,670  589,953
Noninterest earning assets:
 Cash and due from banks             23,538   24,863   26,890   24,513   22,512
 Reserve for possible loan losses    (5,507)  (4,772)  (4,075)  (3,159)  (3,077)
 Bank premises and equipment          7,522    7,625    7,343    6,954    7,053
 Other assets                        10,284    9,625    9,486   10,766    9,884
                                   ---------------------------------------------
     Total noninterest
      earning assets                 35,837   37,341   39,644   39,074   36,372
                                   ---------------------------------------------
     Total assets                  $693,043 $693,153 $684,697 $672,744 $626,325

LIABILITIES
Interest bearing liabilities:
 NOW accounts                      $ 55,839 $ 60,911 $ 61,629 $ 57,137 $ 47,212
 Savings deposits                   224,687  254,776  241,960  225,926  197,663
 Time deposits                      237,720  212,791  226,467  247,425  248,827
 Short-term borrowings                2,421    1,311    1,871    1,606      874
 Long-term borrowings                 1,928      449      -        -        -
                                   ---------------------------------------------
     Total interest bearing
      liabilities                   522,595  530,238  531,927  532,094  494,576
Noninterest bearing liabilities:
 Demand deposits                     96,260   94,317   87,665   79,398   73,530
 Other liabilities                    2,503    1,413    2,002    3,115    4,176
                                   ---------------------------------------------
     Total noninterest
      bearing liabilities            98,763   95,730   89,667   82,513   77,706
                                   ---------------------------------------------
     Total liabilities              621,358  625,968  621,594  614,607  572,282

SHAREHOLDERS' EQUITY                 71,685   67,185   63,103   58,137   54,043
                                   ---------------------------------------------
     Total liabilities and
      shareholders' equity         $693,043 $693,153 $684,697 $672,744 $626,325




                                         FINANCIAL RATIOS AND MISCELLANY

(Based on consolidated balance
 sheet averages)                     1995     1994    1993     1992    1991
Shareholders' equity to assets      10.34%    9.69%   9.22%    8.64%   8.63%
Shareholders' equity to loans       16.90    17.31   17.66    17.62   16.95
Net income to:
     Total assets                    1.30     1.24    1.18     1.12    1.00
     Total shareholders' equity     12.61    12.81   12.84    12.99   11.54
Shareholders' equity per share
 at year-end                       $24.27   $21.33  $20.62   $19.07  $17.60
Dividend payout ratio               40.15%   40.00%  38.74%   37.68%  41.82%
Shareholders of record at
 year-end                           1,278    1,287   1,290    1,272   1,275
Average full-time equivalent
 employees                            372      374     372      366     366


                    SOUTHWEST NATIONAL BANK OF PENNSYLVANIA

EXECUTIVE OFFICERS

David S. Dahlmann
President and
Chief Executive Officer

Donald A. Lawry
Executive Vice President

Irving A. Pratt
Executive Vice President

Robert J. Stack
Executive Vice President

Emmanuel J. Answine
Senior Vice President and Cashier

David M. Hanna
Senior Vice President

Edgar J. Malanowsky
Senior Vice President

C. Kim Michael
Senior Vice President


                      SOUTHWEST NATIONAL CORPORATION

OFFICERS

David S. Dahlmann
President and
Chief Executive Officer

Irving A. Pratt
Vice President

Robert J. Stack
Vice President

Donald A. Lawry
Secretary and Treasurer

DIRECTORS

Ray T. Charley
President, Thomi Co., retail grocers

James A. Critchfield, Jr.
Attorney at Law

David S. Dahlmann
President and Chief Executive Officer
of the Bank

Charles E. Henry
President, Chas. M. Henry Printing Co.

A. Richard Kacin
President, A. Richard Kacin, Inc.,
real estate construction and
development and President,
Delmont Builders Supply, Inc.

Alexander H. Lindsay, Jr.
President, Lindsay, Lutz, Jackson,
Pawk & McKay, P.C., Attorneys

Joseph V. Morford, Jr.
Retired, formerly President, Moore
and Morford, Inc., steel fabricators

James W. Newill
Certified Public Accountant,
formerly President,
J. W. Newill Company,
public accounting firm

John A. Robertshaw, Jr.
Chairman, Laurel Vending, Inc.,
vending and food service

Laurie Stern Singer
President, Allegheny Valley
Chamber of Commerce and
President, Allegheny Valley Development Corporation

William W. Thomson
Managing Partner,
Thomson, Tomsey & Co.,
Certified Public Accountants

All corporate directors also serve as directors of Southwest National Bank of Pennsylvania.


BANK ADVISORY DIRECTORS

ALLEGHENY VALLEY
Guy E. Bubb
James A. Esler
Alexander H. Lindsay, Jr.
Laurie Stern Singer
Gary L. Weleski

DERRY/LATROBE
George Danko
Louis V. Kasperik
David E. Mastrorocco
Henry E. Shaw
William W. Thomson

ROUTE 22
Edward J. Ferri
Terrence S. Jacobs
A. Richard Kacin
Wayne Norris

The following information is imprinted in the center of the inside back cover of the 1995 Annual Report.


Southwest National Corporation
P.O. Box 760
Greensburg, PA  15601
412/834-2310

The Corporation will provide without charge to any shareholder a copy of its 1995 Annual Report on Form 10-K as required to be filed with the Securities and Exchange Commission. Requests should be made in writing to the above address, attention Stock Transfer Department.

The annual meeting of the shareholders will be held at the Main office, 111 South Main Street, Greensburg, Pennsylvania, at 1:00 P.M., Tuesday, April 16, 1996.

Direct Deposit of Cash Dividends-Direct deposit is a safe, fast and time-saving method of receiving cash dividends through automatic deposit on date of payment to a checking or savings account at any financial institution which participates in an Automated Clearing House. For more information, contact the Stock Transfer Department at 412/832-6002.