Form 10-K, Exhibit 13
period 1996-12-31
SOUTHWEST NATIONAL CORP
filed 1997-03-27
CIK 92440

SOUTHWEST NATIONAL CORPORATION
                                1996 ANNUAL REPORT

(Front cover of the annual report. The title appears horizontally word by word approximately 3 inches down from the top of the page and 1/2 inch from the left edge of the page with the Corporate Logo at the top left of the page. On the far right of the cover beginning at the top of the page there are four slide size pictures from top down they depict:
1) an employee in the coin room; 2) a customer's child swinging on the rope in the lobby; 3) two employees at a meeting; and 4) two employees in the computer room. Approximately 1 inch under the picture is the title, "A day in the life of a community bank.")

(The inside front cover of the annual report is a full page picture taken in the lobby of the main office looking outside.)

(Please note: The page numbering for pages 1 through 16 are depicted in the bottom center of the page by using squares.)


                                SOUTHWEST NATIONAL CORPORATION
                                   Greensburg, Pennsylvania

                                     FINANCIAL HIGHLIGHTS

(In thousands, except per share amounts)
------------------------------------------------------------------------------
FOR THE YEAR                              1996          1995          % change
------------------------------------------------------------------------------
Net income                             $   9,610      $  9,038         +  6.3%
Cash dividends                             3,870         3,629         +  6.6
Return on average assets                    1.32%         1.30%
Return on average shareholders' equity     12.31         12.61

PER SHARE
------------------------------------------------------------------------------
Net income                             $    3.03      $   2.84         +  6.7
Cash dividends                              1.22          1.14         +  7.0

AT YEAR-END
------------------------------------------------------------------------------
Shareholders' equity                   $  80,164      $  77,210        +  3.8
Total assets                             755,358        710,816        +  6.3
Loans                                    487,049        446,917        +  9.0
Investment securities                    197,250        211,886        -  6.9
Money market investments                  28,882         12,308        +134.7
Deposits                                 651,328        623,785        +  4.4

PERIOD-END RATIOS AT DECEMBER 31,
------------------------------------------------------------------------------
Book value per share                   $   25.57      $   24.27        +  5.4
Risk-based capital ratios:
  Tier 1 capital                           16.46%         17.85%
  Total capital                            17.68          19.10
Leverage capital ratio                     10.87          10.86
Nonperforming assets to loans,
 other real estate owned and
 other repossessions                         .37            .33
Nonperforming loans to loans                 .33            .30
Loans past due 90 days or more
 to loans                                    .41            .34
Reserve for possible loan losses to
 nonperforming loans                      362.58         414.60
------------------------------------------------------------------------------


(At the bottom of this page, in ocher ink, is the following content material for the annual report.)

Letter to Shareholders                                       2-4
A Day in the Life of a Community Bank                       5-16
Financial Information                                      17-49
Administrative Directory                                      50


(On pages 2 and 3 spanning across the center of the pages are three "Kodaks" of David S. Dahlmann, President and Chief Executive Officer giving a presentation. The following quote appears on page 2 directly before the "Kodaks".)

"We see an inherent competitive advantage of the community bank -- local market flexibility, responsive decision making and an intensely community oriented focus."

The year 1996 was a successful one for the organization. Southwest National Corporation achieved a seventh consecutive year of record earnings. Net income for the year was $9,610,000, an increase of 6.3% over 1995. On a per share basis, this amounted to $3.03 per share representing a 6.7% increase over the $2.84 per share earned in 1995.

Return on average assets was 1.32% and return on shareholders' equity was 12.31% for 1996. The Corporation paid cash dividends in 1996 of $3,870,000 or $1.22 per share. As you are aware, we increased the quarterly dividend during 1996 by 6.7% to $.32 per share. You may not be aware that this continues an uninterrupted series of annual increases spanning 38 years.

In July, the Corporation's Board of Directors authorized the repurchase of 150,000 shares of the Corporation's outstanding common stock, an amount representing slightly less than 5% of the outstanding shares.

The Board believes the repurchase will benefit the Corporation by providing added flexibility in its planning. At this time, our repurchase program is progressing well with similar expectations during 1997.

The Corporation experienced continued growth in 1996. Total assets reached a record level of $755,358,000, at December 31, a 6.3% increase from year-end 1995. Loan volume increased by 9.0% over the year and this has contributed positively to earnings. Expansion in our commercial loans of 20.2% continued to be a significant factor in total loan growth as it was in 1995. We have had a continual focus on commercial business development and have benefited through this emphasis by capitalizing on competitive opportunities presented to us in our markets.

Consumer borrowing, which had been weak earlier in 1996, picked up in the latter half of the year with a resultant 10.9% growth in consumer loans as of year-end. In spite of a favorable interest rate environment, mortgage borrowing remained a relatively weak category within the loan portfolio.

We have not sacrificed asset quality in achieving loan growth. Nonperforming loans represent a modest .33% of outstanding loans. Our reserve for possible loan losses to nonperforming loans continues to be adequately maintained at 362.58%. We have increased our loan loss reserve over the year by 4.6% to $5,910,000 to adjust for the growth in our loans.

Total deposits were $651,328,000 at December 31, an increase of 4.4% from the same period of 1995. Competition for deposits in our market has been strong throughout 1996. This has been particularly true for price sensitive time deposits. Time deposits have increased 7.2% as we have responded to our competition and consumers have shifted deposits to obtain higher yields. Noninterest bearing demand deposits increased by 4.4% and have offset some of the impact of the time deposit growth.

The growth in time deposits was a contributing factor in the shrinkage of our net interest margin during 1996. The margin was 4.77% for the year, a decline from the 4.82% margin achieved in 1995. Although this occurred, net interest income increased by 3.6% from 1995 as the growth in deposit and loan volume for 1996 was more than sufficient to offset the impact of the lower margin. In addition, growth in noninterest income of 4.6% and modest growth in noninterest expense of .4% combined to drive the overall net income growth of 6.3% from 1995.

(At this point in the 1996 annual report there appears a line graph as set out in the following table. It is placed 1" from the top of the page and 1/4" from the left edge of the page.)

               NET INCOME
               (per share)
92             $2.37
93              2.54
94              2.70
95              2.84
96              3.03


During the third quarter, the Bank absorbed a one-time expense of $162,000 that was assessed to recapitalize the Savings Association Insurance Fund (SAIF). Those banks holding deposits of acquired thrift institutions were affected by this assessment in 1996. Our particular assessment was related to the deposits of Atlantic Financial's Latrobe branch that we acquired from the Resolution Trust Corporation in 1991. Excluding this charge, expenses would have shown a decline of .4% from 1995.

Notable accomplishments in 1996 include the introduction of our telephone banking service in July. This permits customers to conveniently obtain account information, transfer funds and apply for loans using the phone seven-days-a-week, around-the-clock. The service has experienced steady growth and acceptance by our customers.

Also, in July of 1996, the Bank entered into an agreement to assume roughly $7 million in deposit liabilities of First Home Savings Bank's Natrona Heights branch. The Allegheny Valley, where this branch is located, represents an important market for us and we see this acquisition as strengthening our position in that market. The actual transfer occurred in December, following regulatory approval, and the transferred deposits have been absorbed by our nearby Harrison Township branch.

I am pleased to note that Southwest Bank has again been rated outstanding under the Community Reinvestment Act by the Office of the Comptroller of the Currency this past year. Achieving this recognition of our community involvement is very important to us.

We are a community bank. As such, we are closely tied to and deeply invested in the communities in which we do business. We see an inherent competitive advantage of the community bank -- local market flexibility, responsive decision making and an intensely community oriented focus.
On the following pages, we attempt to provide you with some understanding and appreciation of the essence of community banking at Southwest by walking you through a day at the Bank. Unless you are our customer and experience the Bank first-hand, this is the best way we know to share a little bit of us with you.

                                                   /s/ David S. Dahlmann

                                                       David S. Dahlmann
                                   President and Chief Executive Officer
                                                          March 14, 1997

(The excerpt below appears on an ocher flyer--with text in black ink--which is bound between pages 4 and 5 of the annual report.)

Here at Southwest Bank
no two days are the same.
In fact, every day brings
something new.
A new customer.
A new product. A new service.
But no matter what day it is,
certain things you can count on.
The way we treat our customers.
The way we plan for the future.
The security we offer.
The charitable causes
we support.

Day in and day out, we operate
as a community bank.
Headquartered here in
Westmoreland County,
making decisions here,
supporting the people and
businesses here, always keeping
our focus...right here.

Is there a typical day at
Southwest Bank? No, not really.
After all, we're not your typical
bank. But you can be sure that
every day is full of meetings and
decisions and people that
illustrate our standing as a true
community bank.

(Page 5 is a full-page black and white photograph of a control-teller station with a large poster stating: "JOB TIP It's not just what you do but how you do it!")

(At the top of this page there appears three small black and white pictures approximately 3" from the top margin and centered on the page. The first picture is of a branch manager reporting to work. The second picture is of one of the parking lot attendants at our main office. The third is a picture of a money counter.)

     Alarm clocks sound off everywhere. Beeping. Buzzing. Playing music that's much too loud. Babies begin crying and dogs begin barking and the school bus pulls into view. A bank guard reports for work. Can't you just see him? Hat, shoes, neatly-pressed pants, the pleats as crisp as crackers.
     Morning arrives, smiling broadly as it eases over the horizon, peering inside the lightly frosted windows of homes in places like New Alexandria, Tarentum and Brackenridge. And soon, very soon, the bank will open. Our bank. Your bank. Southwest Bank.
     It's 8:04. Still early. But the coffee is already brewing. And the coin room at the Main office in Greensburg rattles with sound. KA-CHING. Sorting nickles from the Post Office, counting quarters from a vending company, wrapping dimes for branch offices in Delmont and Derry and New Stanton.

(The following sentence is approximately 2" up from bottom margin, 2" in from right margin and printed in maroon ink.)

                                                 Just another day.

(This page has a white background with left and right margins of approximately 1 1/2" and 2" top and bottom margins. 1" down from the top margin in the center of the page in script is written "eight o' four a.m." stamped on top of that in burgundy ink is the time "8:04" in 3/4" characters. The black and white picture on this page depicts an employee placing a bag of coin into the change counter.)

(This page has a white background with left and right margins of approximately 2" and 2" top and bottom margins. 1" down from the top margin in the center of the page in script is written "ten fifteen a.m." stamped on top of that in burgundy ink is the time "10:15" in 3/4" characters. The black and white "Kodak", 2 1/2" x 3", on this page depicts a look through the doorway of our Human Resources Department. There are 3 3/4" x 1" prints l/8" from the left margin of the page stacked from the bottom margin. Print 1 depicts an employee from the platform printing out customer information. Print 2 depicts an employee on the telephone assisting a customer. Print 3 is of an adding machine tape. The following text is centered on the page between the left and right margins.)

The coffee is still warm when a new employee meets a long-time employee as part of the corporation's "Mentor Program." That same employee picks up a newsletter and notes the names of those being recognized with 30 years of service. She smiles.
And wonders about the year 2027.
Ten minutes before ten and, on the seventh floor of the Main office, the fax machine hums incessantly.
Another customer credit application from an area car dealer.
Only 15 minutes later, an approval is faxed back.
Something that's possible when you're a community bank.
It's 11:17 when a young lady at the East Hills office has her student loan approved.
Three minutes later, on the fourth floor, a mortgage is approved.

Another neighbor in the community.

(There is a full-page black and white picture of an employee in one of our safe deposit areas. 1" down from the top margin in the center of the page in script is written "eleven thirty a.m." stamped on top of that in ocher ink is the time "11:30" in 3/4" characters.)

(On pages 10 and 11 there is one faded black and white picture covering both pages. The picture is of a little girl swaying the ropes to the main office teller line while she waits with her father to do his banking. Spanning across both pages 6" down from the top margin and 2 1/2" tall there are four 2 1/2" x 3" black and white prints--these prints follow the text box which has a burgundy background and white text and is 4" in width. Print 1 depicts one of our trust officers working in his office. Print 2 depicts two of the main office platform employees speaking with a customer in the waiting area. Print 3 depicts the executive waiting area in the trust department. Print 4 is an overhead of a main office teller assisting a customer with his transactions.

Centered 1/2" above each of the prints are the times they were taken (in script) in black ink, stamped on top of that in white is the time in 3/4" characters. Print 1: twelve thirty p.m., 12:30; Print 2: one o'five p.m., 1:05; Print 3: two ten p.m., 2:10; Print 4: two forty five p.m., 2:45.

The following text is right justified within the text box.)

In a restaurant across town, over lunch, a commercial lending customer shares his views with bank executives. The Bank's president is there. And together, they talk about ideas, discuss realities, ponder the future. It all happens face-to-face.
The way it SHOULD happen. At 1:15, a customer pulls into the drive-thru at her local branch. Another customer steps into the lobby. Yet another calls from home, taking full advantage of our new telephone banking services.

Three customers. Three choices. One bank.

(The aforementioned prints 2, 3, and 4 appear on this page. Also, the a partial picture of little girls father appears on page 10 while the little girl is on this page at the point where it is bound.)

(This page of the annual report shows an 8" x 10 1/4" black and white print of three employees attending a meeting. The picture is faded at the left margin and becomes focused on the third employee. There is a 1/4" white border around the picture. Written in script, approximately 1" from the top margin centered on the page in white is the time "three fifteen p.m." with the following in 3/4" ocher print "3:15" stamped on top of the text.)

(The background of this page is white, with two 1 1/2" x 2 1/2" black and white prints depicting employees at meetings. Print 1 is placed 1" from the top margin in the center of the page; Print 2 is placed 1" from the bottom margin in the center of the page. The following text appears on the page with 3" margins on either side. The sentence "Remember...always give something back." is depicted in ocher ink.)

     It's just before two o'clock when
members of the Community
Development Team gather for a meeting
at headquarters. Their job is to reach
out, listen, monitor the needs of the
communities we serve. "How can the
Bank help? What projects can we sup-
port? Is there anything more we can
do?" They keep their fingers on the
pulse of surrounding communities. The
signals are strong. And so is our support.
     Remember...always give
something back.
     The clock in the lobby says 3:20.
A new customer stands before a new
teller. New faces. Unfamiliar. But they
will meet again. And again. And soon,
what was once unfamiliar will grow
familiar. The same familiar voice. The
same familiar smile. Want to know the
true definition of a community bank?
That's it. Teller. And customer...
just talking.
     Five after four and the
Brackenridge branch should be closing.
But no doors shut. No locks click. It's
payday at the mill and the branch
extends its hours, so the shift that gets off at 3:45 will have time to cash their checks. Not time to quit, yet.

(The background of this page is white, with two 1 1/2" x 2 1/2" black and white prints. Print one depicts employees working in the mailroom; Print 2 depicts three employees who volunteered to work at Overly's Country Christmas. Both prints are centered on the page 5 3/4" from the top margin. Centered 1/2" below each of the prints are the times they were taken (in script) in black ink, stamped on top of that in ocher is the time in 3/4" characters. Print 1: six thirty p.m., 6:30; Print 2: eight fifteen p.m., 8:15. The following text is placed above the pictures 3 1/2" from the top margin. The first digit "5" of the text is in dark burgundy ink and 3/4" high. The following two sentences are depicted in burgundy ink. "It happens all night long." "A new day at a community bank.")

     5:05 and the sun falls down the ladder. Time to head home. Make dinner. See the kids. Seek the kids play basketball. See the kids play soccer. See the kids...play. We are parents. Grandparents. Neighbors. Residents. Involved in the PTA, The Rotary, Boy Scouts and the Brownie Troop. Volunteering our time for Habitat for Humanity and Overly's Christmas.
     It's important -- don't you think? -- to make time for the important things.
     9:30. The day closes as the moon opens. People sleep, relax. But the bank's operations center buzzes with electricity. Checks are being processed, magnetically encoded, sorted by the tens of thousands.
It happens all night long, but no one ever sees it. Not until they open their monthly statement, and then, that's where the work is all spelled out: withdrawals and deposits and check #2304, written on the fourth day of the month for $16.49.
     The night shift ends. And the morning begins to show its face. A new day at a community bank.

(On page 15 there is 9" x 7" black and white picture -- depicting employees working in our data center -- centered on the page 1" from the top of the page. Centered 1/2" above the print is the time it was taken (in script) in black ink, stamped on top of that in ocher is the time in 3/4" characters. The time is "twelve fifteen a.m." and "12:15".)

(This page of the annual report has a glossy black background and the words are centered on the page from the top to bottom margin and printed in ocher ink.)

Alarm clocks sound off everywhere. Beeping and buzzing and playing music that's much too loud. Babies begin crying and dogs begin barking and the school bus pulls into view...

(Please note: On pages 17 through 50 the page numbers (appear in ocher ink) horizontally 1/4" in from either end of page (unbound side) and 1/4" from bottom of page.)


                              CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share amounts)
--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                             1996       1995       1994
--------------------------------------------------------------------------------
INTEREST INCOME
Interest and fees on loans                         $38,902    $37,250    $32,172
Interest on money market investments:
  Interest bearing deposits with banks                   6          8         42
  Federal funds sold                                 1,122      1,750      1,170
Interest and dividends on investment securities:
  U.S. Treasury securities and obligations of
   U.S. government agencies and corporations        11,501     11,050     12,676
  Obligations of states and political subdivisions   1,162      1,253      1,504
  Equity and other securities                          166        170        160
                                                   -----------------------------
     Total interest income                          52,859     51,481     47,724

INTEREST EXPENSE
Interest on deposits:
  NOW accounts                                         659        870      1,054
  Savings                                            7,400      7,729      7,417
  Time                                              12,415     11,736      8,491
Interest on federal funds purchased and securities
 sold under agreements to repurchase                   227        110         33
Interest on Federal Home Loan Bank advances            163        156         36
                                                   -----------------------------
     Total interest expense                         20,864     20,601     17,031
                                                   -----------------------------
     Net interest income                            31,995     30,880     30,693
Provision for possible loan losses                   1,800      1,450      1,560
                                                   -----------------------------
     Net interest income after provision for
      possible loan losses                          30,195     29,430     29,133

NONINTEREST INCOME
Trust income                                         1,728      1,801      1,667
Service charges on deposit accounts                  2,288      2,194      2,035
Other service charges and commissions                  650        645        792
Other income                                           551        349        339
                                                   -----------------------------
     Total noninterest income                        5,217      4,989      4,833

NONINTEREST EXPENSE
Salaries                                             8,124      8,043      7,672
Employee benefits                                    2,655      2,636      2,699
Net occupancy expense                                1,947      1,761      1,712
Equipment expenses and data processing fees          3,233      3,182      3,241
Pennsylvania shares tax                                658        612        577
FDIC insurance expense                                 216        743      1,396
Other expenses                                       4,877      4,650      4,528
                                                   -----------------------------
     Total noninterest expense                      21,710     21,627     21,825
                                                   -----------------------------
Income before income tax expense                    13,702     12,792     12,141
Income tax expense                                   4,092      3,754      3,535
                                                   -----------------------------

NET INCOME                                         $ 9,610    $ 9,038    $ 8,606
--------------------------------------------------------------------------------
Per share
     Net income                                    $  3.03    $  2.84    $  2.70
     Cash dividends                                   1.22       1.14       1.08

Average common shares outstanding                3,172,735  3,183,026  3,192,295


See accompanying notes to consolidated financial statements.

                                      CONSOLIDATED BALANCE SHEET

(In thousands)
--------------------------------------------------------------------------------
December 31,                                                  1996       1995
--------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                     $ 26,521   $ 25,254
Money market investments:
 Interest bearing deposits with banks                             82        108
 Federal funds sold                                           28,800     12,200
                                                            --------------------
     Total money market investments                           28,882     12,308

Investment securities:
 Securities available for sale:
  U.S. Treasury securities and obligations of
   U.S. government agencies and corporations                 111,792    116,815
  Obligations of states and political subdivisions            20,728     20,491
  Equity securities                                            2,663      2,589
                                                            --------------------
     Total securities available for sale                     135,183    139,895
Securities held to maturity:
 Obligations of U.S. government agencies and corporations
  (market value: $61,609 and $71,981)                         62,067     71,991
                                                            --------------------
     Total investment securities                             197,250    211,886
Loans, net of unearned income of $138 and $643               487,049    446,917
Less: reserve for possible loan losses                        (5,910)    (5,651)
                                                            --------------------
     Loans, net                                              481,139    441,266
Bank premises and equipment                                    8,089      8,266
Other assets                                                  13,477     11,836
                                                            --------------------
     Total assets                                           $755,358   $710,816

--------------------------------------------------------------------------------
LIABILITIES
Deposits:
 Noninterest bearing demand                                 $105,202   $100,811
 NOW accounts                                                 55,232     53,014
 Savings                                                     239,794    235,809
 Time                                                        251,100    234,151
                                                            --------------------
     Total deposits                                          651,328    623,785

Securities sold under agreements to repurchase                 6,811      3,395
Federal Home Loan Bank advances                               11,907      1,953
Other liabilities                                              5,148      4,473
                                                            --------------------
     Total liabilities                                       675,194    633,606

SHAREHOLDERS' EQUITY
Common stock ($2.50 par value):
 Authorized 5,000,000 shares
 Issued 3,180,787 shares                                       7,952      7,952
Surplus                                                       31,760     31,760
Retained earnings                                             42,132     36,392
Treasury stock of 45,905 and -0- shares, at cost              (1,800)       --
Unrealized gain on securities available for sale                 120      1,106
                                                            --------------------
     Total shareholders' equity                               80,164     77,210
                                                            --------------------
     Total liabilities and shareholders' equity             $755,358   $710,816


See accompanying notes to consolidated financial statements.


                      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands)
---------------------------------------------------------------------------------------------------------
                                                                 Unrealized
                                                                 gain (loss)
                                                                on securities                 Total
                                 Common             Retained      available     Treasury   shareholders'
                                  Stock   Surplus   earnings       for sale        Stock       equity
---------------------------------------------------------------------------------------------------------
Balance at January 1, 1994     $ 6,651   $ 17,128   $ 42,061    $   -          $   -        $ 65,840
Net income                         -          -        8,606        -              -           8,606
Cash dividends                     -          -       (3,443)       -              -          (3,443)
Stock dividend (20%)              1,330     14,632   (15,962)       -              -            -
Net unrealized loss on
 securities available for sale     -          -        -         (2,901)           -          (2,901)
                               ----------------------------------------------------------------------
Balance at December 31, 1994      7,981     31,760    31,262     (2,901)           -          68,102
Net income                         -          -        9,038        -              -           9,038
Cash dividends                     -          -       (3,629)       -              -          (3,629)
Retirement of common stock          (29)      -         (279)       -              -            (308)
Net unrealized gain on
 securities available for sale     -          -        -          4,007            -           4,007
                               ----------------------------------------------------------------------
Balance at December 31, 1995      7,952     31,760    36,392      1,106            -          77,210
Net income                         -          -        9,610        -              -           9,610
Cash dividends                     -          -       (3,870)       -              -          (3,870)
Purchase of treasury stock         -          -         -           -           (1,800)       (1,800)
Net unrealized loss on
 securities available for sale     -          -         -          (986)           -            (986)
                               ----------------------------------------------------------------------
Balance at December 31, 1996     $7,952    $31,760   $42,132    $   120        $(1,800)     $ 80,164


See accompanying notes to consolidated financial statements.


                                     CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)
---------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                                          1996            1995              1994
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                     $ 9,610         $ 9,038           $ 8,606
Adjustments to reconcile net income to
 net cash from operating activities:
   Depreciation and amortization                                 1,248           1,155             1,123
   Provision for possible loan losses                            1,800           1,450             1,560
   Increase (decrease) in net interest receivable/payable          214             839              (658)
   Net increase (decrease) from other operating activities        (775)            989              (346)
                                                               ------------------------------------------
     Net cash from operating activities                         12,097          13,471            10,285

CASH FLOWS FROM INVESTING ACTIVITIES
Net decrease in money market investments                           -               -               1,000
Proceeds from maturities of securities available for sale       43,513          43,000            63,000
Proceeds from sales of securities available for sale            10,242              51            19,876
Purchase of securities available for sale                      (50,395)        (49,946)          (69,845)
Proceeds from maturities of securities held to maturity          9,913           6,412            19,950
Purchase of securities held to maturity                            -              (905)           (7,106)
Net increase in loans made to customers                        (41,701)        (35,945)          (41,819)
Net property and equipment expenditures                         (1,071)         (1,814)           (1,122)
                                                               ------------------------------------------
     Net cash used for investing activities                    (29,499)        (39,147)          (16,066)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits                             27,543          11,710           (21,173)
Net increase (decrease) in federal funds purchased and
 securities sold under agreements to repurchase                  3,416           2,794              (936)
Repayment of Federal Home Loan Bank advances                       (46)            (42)               (4)
Proceeds from Federal Home Loan Bank advances                   10,000             -               2,000
Dividends paid                                                  (3,870)         (3,629)           (3,443)
Purchase of treasury stock                                      (1,800)            -                 -
Retirement of common stock                                         -              (308)              -
                                                               ------------------------------------------
     Net cash from financing activities                          35,243         10,525           (23,556)
                                                               ------------------------------------------
     Net change in cash and cash equivalents                     17,841        (15,151)          (29,337)
Cash and cash equivalents at beginning of year                   37,562         52,713            82,050
                                                               ------------------------------------------
Cash and cash equivalents at end of year                       $ 55,403        $37,562           $52,713
---------------------------------------------------------------------------------------------------------

CASH PAID FOR
Interest                                                       $ 14,810        $14,568           $13,045
Income taxes                                                      4,372          3,661             4,100
---------------------------------------------------------------------------------------------------------
NONCASH ITEMS
Transfers from loans to other real estate
 owned and other repossessions                                 $  1,272        $   667           $   673
Transfer from securities held to maturity
 to securities available for sale                                   -           19,436               -


See accompanying notes to consolidated financial statements.

        20                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
Southwest National Corporation (the Corporation) is a one bank holding company which engages in full-service commercial banking, retail banking and trust activities, serving a primary market within a 35-mile radius of its headquarters office. The consolidated financial statements of the Corporation include the accounts of the Corporation and its wholly-owned subsidiary, Southwest National Bank of Pennsylvania (the Bank). All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. Certain items previously reported have been reclassified to conform with the current year's classifications.

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

STOCK DIVIDEND
On March 15, 1994, the Corporation's Board of Directors declared a 20% stock dividend payable June 3, 1994, to shareholders of record April 15, 1994. The consolidated financial statements of the Corporation for all periods presented reflect the stock dividend. The number of shares and per share amounts have been restated to reflect this distribution.

INVESTMENT SECURITIES
Effective January 1, 1994, the Corporation adopted Statement of Financial Accounting Standards (FAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on a prospective basis. Investment securities are classified as follows: debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as securities held to maturity and reported at amortized cost; debt and equity securities bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in current period earnings; or debt and equity securities not classified as either securities held to maturity or trading securities are classified as securities available for sale and reported at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity. The cost of securities sold is determined on a specific identification basis.

RESERVE FOR POSSIBLE LOAN LOSSES
On January 1, 1995, the Corporation adopted FAS No. 114, "Accounting by Creditors for Impairment of a Loan," which provides guidelines for measuring impairment losses on loans. A loan is considered to be impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In accordance with FAS No. 114, the reserve for possible loan losses related to loans considered to be impaired is based on discounted cash flows using the initial effective interest rate of the loans or the fair value of the collateral for certain collateral dependent loans. All of the Corporation's nonaccrual loans are considered to be impaired at December 31, 1996 and December 31, 1995. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal. Consumer and residential mortgage loans are not considered to be impaired because they are included in large groups of smaller balance homogeneous loans.
     The reserve for possible loan losses is maintained to absorb future losses from the loan portfolio based on management's judgment. Factors considered in determining the level of the reserve include industry concentrations; specific known risks; adequacy of collateral; past experience; the status and amount of nonaccrual loans; restructured and past due loans; and current, as well as anticipated, economic conditions. The reserve is increased by provisions charged to earnings and reduced by net charge-offs.

BANK PREMISES AND EQUIPMENT
Bank premises and equipment are stated at cost less accumulated depreciation and amortization, which are computed on the straight-line method for financial reporting and on accelerated methods for income tax purposes. Buildings, furniture, fixtures and equipment are depreciated over their estimated useful lives; leasehold improvements are generally amortized over the terms of their related leases.

OTHER REAL ESTATE OWNED
Other real estate owned (OREO) consists of properties acquired through foreclosure and are recorded at the lower of cost or fair value less cost to sell. OREO is included with other assets.

INTEREST INCOME AND INTEREST EXPENSE
The Bank uses various accrual methods of accounting for interest income and interest expense which approximate level yields. All amortizing loans, other than consumer loans and residential real estate loans, are placed in nonaccrual status when either principal or interest is more than 90 days past due unless the loan is well-secured and in the process of collection. Loans not placed in nonaccrual status are charged off when they are 120 to 180 days past due unless they are well secured and in the process of collection. Nonaccrual loans are generally returned to an accrual status when principal and interest payments become current, or when the loan becomes well-secured and is in the process of collection.

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

NEW ACCOUNTING PRONOUNCEMENTS
In March 1995, the FASB released FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." FAS No. 121 establishes guidelines for recognition of impairment losses related to long-lived assets and certain intangibles and related goodwill for assets to be held and used, as well as assets held for disposition. This statement excludes financial instruments, long-term customer relationships of financial institutions and other servicing rights and deferred tax assets. This standard became effective on January 1, 1996. Adoption of FAS No. 121 did not have a material effect on the Corporation's financial position or results of operations.
------------------------------------------------------------------------

2  REGULATORY REQUIREMENTS
The Federal Reserve Bank requires maintenance of certain average reserve balances for all financial institutions. In addition, commercial banks maintain compensating balances to offset specific charges for check clearing and other services. The Bank's compensating and reserve ledger balances averaged $5.555 million in 1996 and $6.493 million in 1995.
     The approval of the Comptroller of the Currency is required if the total of all dividends declared by the Bank in any calendar year exceeds the total of the Bank's net profits of that year combined with its retained net profits of the preceding two years. With this limitation, the Bank can declare dividends to the Corporation in 1997 of approximately $9.134 million of its total undivided profits of $62.433 million at December 31, 1996, plus an additional amount equal to the net profits for 1997 up to the date of any such dividend declaration.
------------------------------------------------------------------------

3  PLEDGED ASSETS
Investment securities carried at $45.693 million at December 31, 1996, were pledged, as required, to secure deposits of public funds and for other purposes.
------------------------------------------------------------------------

4  INVESTMENT SECURITIES
The unrealized gain, net of tax, on securities available for sale at December 31, 1996, was $120 thousand and was recorded as a separate component of shareholders' equity.
-----------------------------------------------------------------------
The amortized cost and estimated market value of investment securities at December 31, 1996 and 1995 were as follows:
(In thousands)
-----------------------------------------------------------------------

(In thousands)

                                                   Gross       Gross   Estimated
                                    Amortized  Unrealized  Unrealized   Market
                                      Cost        Gains      Losses     Value
1996
Securities available for sale:
 U.S. Treasury securities and
  obligations of
  U.S. government agencies
   and corporations                  $112,448      $  188   $  (844)  $111,792
 Obligations of states and
   political subdivisions              19,887         850        (9)    20,728
 Equity securities                      2,663         -         -        2,663
                                     ------------------------------------------
     Total securities available
      for sale                        134,998       1,038      (853)   135,183

Securities held to maturity:
 Obligations of U.S. government
  agencies and corporations            62,067          64      (522)    61,609
                                     ------------------------------------------
     Total investment securities     $197,065      $1,102   $(1,375)  $196,792
-------------------------------------------------------------------------------
1995
Securities available for sale:
 U.S. Treasury securities and
  obligations of
  U.S. government agencies
  and corporations                   $116,191      $  752   $  (128)  $116,815
 Obligations of states and
  political subdivisions               19,436       1,072       (17)    20,491
 Equity securities                      2,589         -         -        2,589
                                     ------------------------------------------
     Total securities available
      for sale                        138,216       1,824      (145)   139,895

Securities held to maturity:
 Obligations of U.S. government
  agencies and corporations            71,991         189      (199)    71,981
                                     ------------------------------------------
     Total investment securities     $210,207      $2,013   $  (344)  $211,876
-------------------------------------------------------------------------------

In November 1995, the FASB issued "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities." This guide describes a one-time opportunity for entities to reconsider their ability and intent to hold securities to maturity. The Corporation elected to redesignate $19.436 million of obligations of states and political subdivisions with an unrealized gain, net of tax, of $695 thousand, from the held to maturity portfolio to the available for sale portfolio.
     Proceeds from the sale of securities available for sale were $10.242 million in 1996, $51 thousand in 1995 and $19.876 million in 1994. Gross gains recognized in 1996 were $196 thousand. No gains or losses were recognized in 1995 or 1994. There were no sales of securities held to maturity in 1996, 1995 or 1994.
-----------------------------------------------------------------------

The amortized cost and estimated market value of investment securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.


(In thousands)
--------------------------------------------------------------------------------
                                                                       Estimated
                                                          Amortized     Market
                                                             Cost        Value
                                                         -----------------------
Securities available for sale:
 Due in one year or less                                   $ 16,399    $ 16,441
 Due after one year through five years                       95,215      95,229
 Due after five years through ten years                      20,269      20,387
 Due after ten years                                            452         463
 No fixed maturity                                            2,663       2,663
                                                         -----------------------
     Total securities available for sale                    134,998     135,183

Securities held to maturity:
 U.S. government agencies' collateralized
  mortgage obligations                                     $ 62,067    $ 61,609
-------------------------------------------------------------------------------

5  LOANS
A summary of outstanding loans, by category, at December 31 was as follows:

(In thousands)                                 1996             1995
----------------------------------------------------------------------
Commercial                                   $ 63,752         $ 61,781
Real estate mortgages:
 Residential                                  191,348          186,090
 Commercial                                    81,034           62,948
Consumer                                      150,915          136,098
                                             --------------------------
     Total loans, net of unearned income     $487,049         $446,917
-----------------------------------------------------------------------

6  LOANS TO RELATED PARTIES
Certain executive officers, directors and their affiliates were customers of the Bank in the ordinary course of business. All loans were made at rates and terms prevailing in the marketplace at that time.

Activity with respect to aggregate related party loans in 1996 was as follows:

(In thousands)
--------------------------------------------------------------------------------
     Balance          Loans Made/     Loan                       Balance
December 31, 1995      Advanced     Payments     Other<F1>   December 31,1996
--------------------------------------------------------------------------------
     $6,086             $6,752       $6,226       $(79)          $6,533

<F1> Represents the net change in loan balance resulting from changes in related parties during the year.

--------------------------------------------------------------------------------

7  RESERVE FOR POSSIBLE LOAN LOSSES
An analysis of the reserve for possible loan losses was as follows:

(In thousands)                            1996      1995       1994
---------------------------------------------------------------------
Balance at beginning of year            $ 5,651   $ 5,038    $ 4,451
Provision for possible loan losses        1,800     1,450      1,560
Losses                                   (2,129)   (1,486)    (1,503)
Recoveries                                  588       649        530
                                        -----------------------------
     Net loan charge-offs                (1,541)     (837)      (973)
                                        -----------------------------
Balance at end of year                  $ 5,910   $ 5,651    $ 5,038
---------------------------------------------------------------------

At December 31, 1996, the recorded investment in loans considered impaired under FAS No. 114 was $1.630 million. This amount includes impaired loans in the amount of $1.492 million for which the related reserve for possible loan losses is $229 thousand, $29 thousand of impaired loans, that, as a result of write-downs, do not have a reserve for possible loan losses and $109 thousand in impaired loans that have no reserve for possible loan losses because they are adequately collateralized. The average recorded investment in impaired loans during the year ended December 31, 1996, was approximately $1.778 million. For the year ended December 31, 1996, the Bank recognized interest income of $111 thousand on impaired loans, which was recognized using the cash basis method of income recognition.
     At December 31, 1995, the recorded investment in loans considered impaired under FAS No. 114 was $1.363 million. This amount includes impaired loans in the amount of $559 thousand for which the related reserve for possible loan losses is $236 thousand, $40 thousand of impaired loans that, as a result of write-downs, do not have a reserve for possible loan losses and $764 thousand in impaired loans that have no reserve for possible loan losses because they are adequately collateralized. The average recorded investment in impaired loans during the year ended December 31, 1995, was approximately $1.613 million. For the year ended December 31, 1995, the Bank recognized interest income of $80 thousand on impaired loans, which was recognized using the cash basis method of income recognition.
     Nonaccrual loans are considered to be impaired. Interest received on impaired loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal.
------------------------------------------------------------------------

8  BANK PREMISES AND EQUIPMENT
Bank premises and equipment consisted of the following at December 31:

(In thousands)                                     1996        1995
---------------------------------------------------------------------
Land                                             $ 1,024     $ 1,024
Buildings                                          9,176       8,730
Leasehold improvements                             3,898       3,890
Furniture, fixtures and equipment                  8,370       7,898
                                                 --------------------
     Total original cost                          22,468      21,542
Less: accumulated depreciation and amortization  (14,379)    (13,276)
                                                 --------------------
     Total bank premises and equipment           $ 8,089     $ 8,266
---------------------------------------------------------------------

Depreciation and amortization charged to noninterest expense amounted to $1.248 million in 1996, $1.155 million in 1995 and $1.123 million in 1994.
------------------------------------------------------------------------

Net rental expense of leased bank premises and equipment was as follows:


(In thousands)                                     1996        1995      1994
-------------------------------------------------------------------------------
Buildings and land (net of sublease income
 of $3, $70 and $75)                               $344        $269      $199
Equipment                                            72         118       170
                                                   ----------------------------
     Total                                         $416        $387      $369
-------------------------------------------------------------------------------

Minimum rental commitments under noncancelable leases having an original term at December 31, 1996, of more than one year were $347 thousand in 1997, $339 thousand in 1998, $322 thousand in 1999, $275 thousand in 2000, $283 thousand in 2001 and $2.452 million for the years thereafter, totaling $4.018 million.
------------------------------------------------------------------------

9  DEPOSITS
The following table sets forth, by time remaining to maturity, time deposits of $100 thousand or more at December 31:

(In thousands)                                     1996        1995
----------------------------------------------------------------------
Three months or less                             $ 8,847     $ 5,587
Three to six months                                2,690       2,888
Six to twelve months                               6,827       6,610
Over one year                                      6,984       6,132
                                                 ---------------------
     Total                                       $25,348     $21,217

----------------------------------------------------------------------
Interest expense on time deposits of $100 thousand or more amounted to $1.336 million in 1996, $1.075 million in 1995 and $825 thousand in 1994.
----------------------------------------------------------------------
The following table illustrates by remaining maturity, time deposits with original terms of more than one year, as of December 31, 1996:

(In thousands)
-----------------------------------------------------------------------
1997                                        $19,680
1998                                         30,854
1999                                         10,806
2000                                          6,776
2001                                          4,798
2002-2006                                    17,702
                                            -------
                                            $90,616

-----------------------------------------------------------------------

10 FEDERAL HOME LOAN BANK ADVANCES
The Bank is a member of the Federal Home Loan Bank (FHLB) of Pittsburgh. Advances from the FHLB are secured by stock in the FHLB, qualifying residential first mortgage loans, mortgage-backed securities and other investment securities. Certain of these advances are subject to restrictions or penalties in the event of prepayment.
-----------------------------------------------------------------------
Outstanding balances of advances with original maturities greater than one year at December 31 were as follows:

(In thousands)                                         1996     1995

FHLB advance maturing October 1999 (fixed rate)      $ 1,907  $1,953
FHLB advance maturing December 2001 (floating rate)   10,000     -
                                                     ---------------
                                                     $11,907  $1,953
--------------------------------------------------------------------

Remaining maturities of these advances were as follows at December 31:

(In thousands)                                          1996       1995
-----------------------------------------------------------------------
1996                                                  $   -      $   46
1997                                                       50        50
1998                                                       55        55
1999                                                    1,802     1,802
2000                                                      -         -
2001                                                   10,000       -
                                                      -----------------
                                                      $11,907    $1,953
-----------------------------------------------------------------------

The weighted average rate of these advances was 7.59% in 1996 and 7.91% in 1995.

11  CAPITAL ADEQUACY REQUIREMENTS
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators, that, if undertaken, could have a direct material effect on the Bank's financial statements.
Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practice. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average assets (as defined). Management believes, as of December 31,
1996, that the Bank meets all capital adequacy requirements to which it is subject.
     As of December 31, 1996, the most recent notification from the
Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.
To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.
     The capital amounts and ratios presented in the following table as of December 31, 1996 and 1995, are only those of the Corporation since the Bank's are not materially different.
--------------------------------------------------------------------------------

                                                                To Be Well
                                                             Capitalized Under
                                            For Capital      Prompt Corrective
(In thousands)           Actual           Adequacy Purposes   Action Provisions
--------------------------------------------------------------------------------
                       Amount  Ratio      Amount   Ratio       Amount   Ratio
--------------------------------------------------------------------------------
1996
Total Capital         $85,651            $38,756              $48,445
 (to Risk-Weighted
  Assets)                      17.68%             >or= 8%               >or= 10%
Tier I Capital         79,741             19,378               29,067
 (to Risk-Weighted
  Assets)                      16.46%             >or= 4%               >or=  6%
Tier I Capital/
 Leverage              79,741             29,342               36,677
 (to Average Assets)           10.87%             >or= 3%               >or=  5%
--------------------------------------------------------------------------------
1995
Total Capital         $81,408            $34,098              $42,622
 (to Risk-Weighted
  Assets)                      19.10%             >or= 8%               >or= 10%
Tier I Capital         76,080             17,049               25,573
 (to Risk-Weighted
  Assets)                      17.85%             >or= 4%               >or=  6%
Tier I Capital/
 Leverage              76,080             28,017               35,021
 (to Average Assets)           10.86%             >or= 3%               >or=  5%
--------------------------------------------------------------------------------

12  FEDERAL INCOME TAXES
The current and deferred income tax expense (benefit) breakdown was as follows:

(In thousands)                                    1996        1995       1994
--------------------------------------------------------------------------------
Current                                          $4,175      $3,931     $3,863
Deferred                                            (83)       (177)      (328)
                                                 -------------------------------
     Total                                       $4,092      $3,754     $3,535
--------------------------------------------------------------------------------

In addition to income taxes applicable to income before taxes, a deferred tax benefit of $508 thousand was recorded as an increase to shareholders' equity to reflect the current year change in the tax effect of the unrealized net gain on investment securities available for sale.

(In thousands)                                   1996        1995       1994
-------------------------------------------------------------------------------
Deferred tax assets:
 Provision for possible loan losses            $2,021      $1,938     $1,718
 Securities available for sale                    -           -        1,501
 Net loan origination fees                        350         454        523
 Postretirement benefits other than pensions      361         262        166
 Interest on nonaccrual loans                     118         127        126
 Depreciation and amortization expense            112          50        -
 Other                                             52          42         92
                                               --------------------------------
     Gross deferred tax assets                  3,014       2,873      4,126

Deferred tax liabilities:
 Securities available for sale                     65         573        -
 Accretion of bond discount                        23          43         39
 Depreciation and amortization expense            -           -           25
 Pension expense                                  280         171         78
 Other                                             20          51         52
                                               --------------------------------
     Gross deferred tax liabilities               388         838        194
                                               --------------------------------
     Net deferred tax assets                   $2,626      $2,035     $3,932
-------------------------------------------------------------------------------

The Corporation has determined that it is not required to establish a valuation allowance for deferred tax assets in accordance with FAS No. 109 since the deferred tax asset likely will be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.
------------------------------------------------------------------------
Income tax expense for 1996, 1995 and 1994, was less than the amount computed by applying the statutory federal income tax rate to income before income tax expense. A reconciliation to the reported income tax rate was as follows:

                                                 1996        1995       1994
-------------------------------------------------------------------------------
Statutory federal income tax rate               35.0%       35.0%      35.0%
Effect of tax-exempt interest on loans to
 and obligations of states and political
 subdivisions                                   (3.9)       (4.3)      (5.0)
Surtax exemption                                ( .7)       ( .7)      ( .9)
Other                                           ( .5)       ( .8)        -
                                                -------------------------------
     Reported income tax rate                   29.9%       29.2%      29.1%
-------------------------------------------------------------------------------

13  EMPLOYEE BENEFITS
PENSION PLAN
The Bank's noncontributory defined benefit pension plan covers all eligible employees and provides benefits that are based on each employee's years of service and compensation.

Net periodic pension cost of this plan for each of the last three years was as follows:

(In thousands)                                   1996        1995       1994
-------------------------------------------------------------------------------
Service cost                                    $ 303       $  281     $  253
Interest cost on projected benefit obligation     375          341        330
Actual return on plan assets                      126       (1,215)      (169)
Net amortization and deferral                    (590)         789       (229)
                                                -------------------------------
Net periodic pension cost                       $ 214       $  196     $  185
-------------------------------------------------------------------------------

The following table sets forth the plan's funded status and the amounts recognized on the Corporation's consolidated balance sheet as of December 31:

(In thousands)                                               1996      1995
-------------------------------------------------------------------------------
Market value of plan assets, primarily registered
 investment companies, U.S. government and agency
 obligations and money markets                             $6,970    $6,941
Projected benefit obligation                                5,915     5,450
                                                           --------------------
Plan assets in excess of projected benefit obligation       1,055     1,491
Unrecognized net transition asset                            (184)     (215)
Unrecognized prior service cost due to plan amendment         147       164
Unrecognized net gain                                        (212)     (832)
                                                           --------------------
Prepaid pension expense recognized on the balance sheet    $  806    $  608
                                                           --------------------
Actuarial present value of accumulated benefits,
 including vested benefits of $3,672 and $3,725            $3,999    $3,756
-------------------------------------------------------------------------------

Assumptions used in determining the actuarial present value of the projected benefit obligation were as follows at December 31:

                                                           1996      1995
-------------------------------------------------------------------------------
Discount rates                                             7.0%      7.0%
Rates of increase in compensation levels                   4.5       4.0
Expected long-term rate of return on assets                7.0       7.0
-------------------------------------------------------------------------------

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
Net periodic benefit cost of this plan was as follows:

(In thousands)                                              1996      1995
-------------------------------------------------------------------------------
Service cost                                               $ 58      $ 56
Interest cost on projected benefit obligation               231       213
Amortization of transition obligation                       119       119
Loss amortization                                            19        12
                                                           --------------------
Net periodic benefit cost                                  $427      $400
-------------------------------------------------------------------------------

The following table sets forth the plan's funded status and the amounts recognized on the Corporation's consolidated balance sheet as of December 31:

(In thousands)                                               1996      1995
-------------------------------------------------------------------------------
Accumulated postretirement obligation:
     Retirees                                              $2,371    $2,111
     Fully eligible active plan participants                  550       531
     Other plan participants                                  864       666
                                                           --------------------
Total accumulated postretirement benefit obligation         3,785     3,308
Plan assets at fair value                                     -         -
                                                           --------------------
Accumulated postretirement benefit obligation in excess
 of plan assets                                             3,785     3,308
Unrecognized transition obligation                         (1,908)   (2,027)
Unrecognized net loss                                        (823)     (518)
                                                           --------------------
Accrued benefit liability recognized on the balance sheet  $1,054    $  763
-------------------------------------------------------------------------------

Assumptions used to determine the actuarial present value of the accumulated postretirement benefit obligation were as follows at December 31:

                                                            1996      1995
-------------------------------------------------------------------------------
Discount rate                                              7.0%      7.0%
Health care cost trend rate:
     Initial                                               8.0       8.0
     Ultimate                                              6.0       6.0
-------------------------------------------------------------------------------

The health care cost trend rate assumption can have a significant impact on the amounts reported. Increasing the assumed health care cost trend by one percentage point in each year would increase the accumulated postretirement benefit obligation by approximately $200 thousand and the aggregate of the service and interest cost components of net periodic postretirement health care benefit cost by $14 thousand.
------------------------------------------------------------------------

401(k) PLAN
Effective April 1, 1995, the Deferred Compensation Plan (Former Plan) was amended to become the Southwest National Bank of Pennsylvania 401(k) Plan (Plan). Assets from the Former Plan were liquidated, with the exception of the Bank's certificates of deposit, and funds were transferred to a third-party trustee for investment.
     The Bank contributed to the Plan and the Former Plan for all eligible employees. Bank contributions have been determined each year by the Board of Directors. The amount charged to noninterest expense was $704 thousand in 1996, $677 thousand in 1995 and $650 thousand in 1994. Contributions in 1996 and 1995 ($311 thousand and $149 thousand, respectively, representing the employee matching portion and $393 thousand and $528 thousand, respectively, representing the Bank's discretionary portion) related to the Plan; 1994 contributions related to the Former Plan.
------------------------------------------------------------------------
14  COMMITMENTS AND CONTINGENCIES
The Bank serves a primary market area within a 35-mile radius of its headquarters office. Substantially all of the Bank's loans have been granted to consumers or businesses located in this marketplace. There are no significant concentrations of credit risk from an individual counterparty or groups of counterparties. Although the portfolio is diversified, the Bank and its borrowers are dependent on the continued viability of the Southwestern Pennsylvania economy.
-----------------------------------------------------------------------
The Bank loaned $46.760 million of U.S. government obligations from its investment securities portfolio at December 31, 1996, to brokerage firms, to enhance fee income. These securities lent are collateralized in excess of 100% of their market value, including accrued interest, by Treasury obligations or obligations of agencies of the U.S. government. The Bank evaluates the collateral daily to determine that the market value of securities pledged are at least equal to the value of securities lent. The collateral is held by third-party agents for the benefit of the Bank.
-----------------------------------------------------------------------
The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to enhance revenue.
Financial instruments whose contract amounts represent off-balance sheet credit risk were as follows at December 31:

(In thousands)                                               1996      1995
-------------------------------------------------------------------------------
Mortgage loan commitments                                  $   658   $ 1,332
Unused portion of:
 Home equity lines of credit                                22,850    22,071
 Commercial lines of credit (secured and unsecured)         56,030    24,329
 Consumer unsecured lines of credit and credit cards        36,204    30,370
                                                          ---------------------
Total commitments to extend credit                        $115,742   $78,102

Standby letters of credit and financial guarantees
 written                                                  $ 17,454   $14,274
-------------------------------------------------------------------------------

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Bank evaluates each customer's creditworthiness prior to extending the commitment.
     Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Generally, letters of credit and financial guarantees expire annually and are subject to credit review prior to renewal. Credit and collateral standards for these credit facilities are the same as the Bank's standards for on-balance sheet credit facilities, in that collateral may be required depending on the credit evaluation of the borrower. Of the total standby letters of credit and financial guarantees written, $10.440 million in 1996 and $7.472 million in 1995 were collateralized by assets ranging from certificates of deposit to improved real property.
     Market risk arises if interest rates, at the time a fixed-rate commitment is funded, have moved adversely subsequent to the extension of the commitment. Fixed-rate commitments and their associated market risk are minimal. Management does not anticipate that losses, if any, which may occur as a result of these transactions, would materially affect the shareholders' equity of the Corporation.
------------------------------------------------------------------------
Southwest, in the normal course of business, is subject to various legal proceedings in which claims for monetary damages are asserted. No material losses are anticipated by management as a result of any current legal proceedings.
------------------------------------------------------------------------

15  PARENT COMPANY FINANCIAL STATEMENTS
Following are the statement of income, balance sheet and statement of cash flows for the Parent Company:


STATEMENT OF INCOME
-------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                           1996        1995      1994
-------------------------------------------------------------------------------
(In thousands)
INCOME
Dividends from Southwest National Bank
 of Pennsylvania                                $5,592      $3,972     $3,443
Expense                                             42          35         32
                                                -------------------------------
Income before income tax benefit and equity
 in undistributed net income of subsidiary       5,550       3,937      3,411
Income tax benefit                                 (14)        (12)       (11)
                                                --------------------------------
Income before equity in undistributed
 net income of subsidiary                        5,564       3,949     3,422
Equity in undistributed net income
 of subsidiary                                   4,046       5,089     5,184
                                                -------------------------------
NET INCOME                                      $9,610      $9,038    $8,606


BALANCE SHEET
-------------------------------------------------------------------------------
DECEMBER 31,                                                  1996      1995
-------------------------------------------------------------------------------
(In thousands)
ASSETS
Cash and due from banks                                     $     2   $    18
Investment in Southwest National Bank of Pennsylvania        80,251    77,192
Other assets                                                     14       -
                                                            -------------------
     Total assets                                           $80,267    $77,210
-------------------------------------------------------------------------------
LIABILITIES
Short-term borrowings                                       $   103    $   -

SHAREHOLDERS' EQUITY
Common stock ($2.50 par value):
 Authorized 5,000,000 shares
 Issued 3,180,787 shares                                      7,952      7,952
Surplus                                                      31,760     31,760
Retained earnings                                            42,252     37,498
Treasury stock of 45,905 and -0- shares, at cost             (1,800)       -
                                                            -------------------
     Total shareholders' equity                             $80,164    $77,210
                                                            -------------------
     Total liabilities and shareholders' equity             $80,267    $77,210



STATEMENT OF CASH FLOWS
-------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                           1996        1995       1994
-------------------------------------------------------------------------------
(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                      $ 9,610     $ 9,038    $ 8,606
Adjustments to reconcile net income to
 net cash from operating activities:
   Equity in undistributed net income of
    subsidiary                                   (4,046)     (5,089)    (5,184)
   Net increase from other operating activities     (13)        -          -
                                                -------------------------------
     Net cash from operating activities           5,551       3,949      3,422

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in short-term borrowings               103         -          -
Dividends paid                                   (3,870)     (3,629)    (3,443)
Purchase of treasury stock                       (1,800)        -          -
Retirement of common stock                          -          (308)       -
                                                -------------------------------
     Net cash from financing activities          (5,567)     (3,937)    (3,443)
                                                -------------------------------
     Net change in cash and cash equivalents        (16)         12        (21)
Cash and cash equivalents at beginning of year       18           6         27
                                                -------------------------------
Cash and cash equivalents at end of year        $     2     $    18    $     6
-------------------------------------------------------------------------------

16  QUARTERLY FINANCIAL DATA (Unaudited)
Quarterly financial data for the years ended December 31, 1996 and 1995, was as follows:

Three Months Ended                Mar. 31     June 30    Sept. 30     Dec. 31
-------------------------------------------------------------------------------
(In thousands, except per share amounts)
1996
Interest income                   $12,909     $13,118    $13,368      $13,464
Interest expense                    5,203       5,172      5,204        5,285
Provision for possible
 loan losses                          450         450        450          450
Noninterest income                  1,357       1,205      1,244        1,411
Noninterest expense                 5,464       5,383      5,485        5,378
Income tax expense                    926       1,004      1,045        1,117
Net income                          2,223       2,314      2,428        2,645
Per share:
  Net income                      $   .70     $   .73    $   .76      $   .84
  Cash dividends                      .30         .30        .30          .32

1995
Interest income                   $12,473     $13,044    $12,960      $13,004
Interest expense                    4,778       5,199      5,301        5,323
Provision for possible
 loan losses                          510         340        375          225
Noninterest income                  1,101       1,326      1,141        1,421
Noninterest expense                 5,604       5,649      5,092        5,282
Income tax expense                    765         951        967        1,071
Net income                          1,917       2,231      2,366        2,524
Per share:
  Net income                      $   .60      $  .70     $  .75       $  .79
  Cash dividends                      .28         .28        .28          .30
-------------------------------------------------------------------------------

17  FAIR VALUE OF FINANCIAL INSTRUMENTS
FAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires the Bank to disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Bank's financial instruments.
     FAS No. 107 specifies that fair values should be calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications or estimated transaction costs.
------------------------------------------------------------------------
INVESTMENT SECURITIES AND MONEY MARKET INVESTMENTS
The carrying amounts for short-term investments approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. Short-term investments consist of federal funds sold.
     For the fair value of investment securities as determined by market quotations, refer to Note 4. At December 31, 1996, the carrying value and fair value of interest bearing deposits with banks were each $82 thousand, and in 1995, $108 thousand.
------------------------------------------------------------------------
LOANS
Fair values are estimated for portfolios of loans with similar financial characteristics. The fair value of performing loans is calculated by discounting scheduled cash flows, through the estimated maturity, using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Bank's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The fair value reflects market prepayment estimates adjusted for servicing and credit costs.
     The fair value for significant nonperforming loans is based on the carrying value adjusted for anticipated credit loss risk and the valuation of underlying collateral.
------------------------------------------------------------------------

The following table presents information for loans at December 31:

                                          1996                    1995
                                  Carrying    Estimated   Carrying    Estimated
(In thousands)                     Amount     Fair Value   Amount     Fair Value
--------------------------------------------------------------------------------
Total loans                       $481,139     $475,598   $441,266     $441,985
--------------------------------------------------------------------------------

DEPOSITS AND OTHER LIABILITIES
Under FAS No. 107, the fair value of deposits with no stated maturity, such as noninterest bearing demand deposits, NOW accounts and savings accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value of securities sold under agreements to repurchase approximates the carrying value of these instruments, based upon their short-term nature. The fair value of Federal Home Loan Bank advances was estimated, using discounted cash flow analyses, based on the Corporation's borrowing rates at December 31, 1996 and 1995, for comparable types of borrowing arrangements.

The following table presents the carrying value and estimated fair value of deposits and other liabilities:

                                          1996                    1995
                                  Carrying    Estimated   Carrying    Estimated
(In thousands)                     Amount     Fair Value   Amount     Fair Value
--------------------------------------------------------------------------------
Deposits                          $651,328    $653,464    $623,785    $627,359
Other liabilities:
 Federal funds purchased and
  securities sold under agreements
   to repurchase                     6,811       6,811       3,395       3,395
 Federal Home Loan Bank advances    11,907      11,904       1,953       2,061
-------------------------------------------------------------------------------

The fair value estimates above do not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market.
------------------------------------------------------------------------
LIMITATIONS
Fair value estimates are made at a specific point in time, based on relevant market data and information about each financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale, at one time, the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
     Fair value estimates are based on existing financial instruments, without attempting to estimate the value of anticipated future business and the value of assets and liabilities, that are not considered financial instruments. For example, the Bank's trust department contributes net fee income annually. The trust department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets that are not considered financial instruments include deferred tax assets and premises and equipment.
------------------------------------------------------------------------

(Please note that all text on pages 33 through 50--except for the Corporation information on page 50--is presented in columnar form utilizing three columns per page.)

            MANAGEMENT'S STATEMENT ON FINANCIAL REPORTING

The management of Southwest National Corporation and its subsidiary, Southwest National Bank of Pennsylvania, is responsible for the preparation, content and integrity of the financial data included in this annual report. Management believes that the financial statements and related notes have been prepared in accordance with generally accepted accounting principles, which, in the judgment of management, are appropriate in the circumstances. Financial information elsewhere in this report is consistent with that in the financial statements.
     In meeting its responsibility for the reliability of the financial statements, management depends upon the Bank's accounting system and related internal accounting controls. This system is designed to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are properly recorded and executed in accordance with management's authorization, and that accounting records are reliable for the preparation of the financial statements. This system is augmented by written policies and procedures, and by examinations performed by an internal audit staff, which reports to the Board of Directors of the Corporation through the Board's Examining Committee.
     The Board of Directors approves the appointment of the independent certified public accountants for the Corporation and its subsidiary. The Examining Committee meets with the independent certified public accountants, the internal auditors and management to ensure that the system of internal accounting control is being properly administered and that the financial data is being properly reported. The independent certified public accountants and the internal auditors each have free access to the Examining Committee to discuss internal accounting control, auditing and financial reporting matters.
     The consolidated financial statements of Southwest National Corporation and its subsidiary, as identified in the accompanying Independent Auditors' Report, have been audited by our independent certified public accountants, KPMG Peat Marwick LLP. This audit was conducted in accordance with generally accepted auditing standards, which included a review of the system of internal accounting control, tests of the accounting records and other auditing procedures they considered necessary to formulate an opinion on the consolidated financial statements.

/s/ David S. Dahlmann

David S. Dahlmann
President and Chief Executive Officer
February 18, 1997

/s/ Donald A. Lawry

Donald A. Lawry
Secretary and Treasurer
February 18, 1997

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
and Shareholders
Southwest National Corporation:

     We have audited the accompanying consolidated balance sheets of Southwest National Corporation and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of Southwest National Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Southwest National Corporation and subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

Pittsburgh, Pennsylvania
February 18, 1997

             MANAGEMENT'S DISCUSSION OF FINANCIAL STATEMENTS

The Management's discussion of financial statements should be read in conjunction with the consolidated financial statements and the supplementary financial data contained in this annual report.


                        RESULTS OF OPERATIONS

NET INCOME
The year 1996 marked another successful year for the Corporation. Record earnings were achieved for the seventh consecutive year. Net income for the year was $9.610 million, an increase of $572 thousand (6.3%) from the $9.038 million earned in 1995. This follows last year's rise of $432 thousand (5.0%) over 1994 results.
     Earnings for 1996 were energized by increased net interest income, up $1.115 million (3.6%) since the favorable growth in average earning assets was more than sufficient to overcome the dip in the net interest margin of five basis points. Other factors which contributed to the year-to-year earnings improvement were growth of 4.6% in noninterest income and only nominal growth of .4% in noninterest expense. Earning asset growth, increased noninterest income and control of expense continue to be key strategic performance objectives for the Corporation.
     Several factors boosted net income growth in 1995, a rise in net interest income of $187 thousand, growth of 3.2% in noninterest income, a lower provision for loan losses and a decline of .9% in noninterest expense. In 1994, the three factors affecting the growth of net income were a rise in net interest income of $869 thousand, growth in noninterest income of 5.8% and modest noninterest expense growth of 2.0%.
     Earnings per share were $3.03 in 1996, $2.84 in 1995 and $2.70 in 1994. Return on average assets rose to 1.32% in 1996 from 1.30% in 1995, and 1.24% in 1994. Return on average shareholders' equity amounted to 12.31%, 12.61% and 12.81% for the years 1996, 1995 and 1994, respectively.

                                        NET INTEREST INCOME

(In thousands)
-------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                                       1996     1995     1994     1993     1992
-------------------------------------------------------------------------------------------------------
Total interest income                                       $52,859  $51,481  $47,724  $47,936  $51,240
Taxable equivalent adjustment                                   876      910      962    1,025    1,156
                                                            -------------------------------------------
     Total interest income--fully taxable equivalent basis   53,735   52,391   48,686   48,961   52,396
Total interest expense                                       20,864   20,601   17,031   18,112   22,732
                                                            --------------------------------------------
     Net interest income--fully taxable equivalent basis    $32,871  $31,790  $31,655  $30,849  $29,664


                                      NET INTEREST MARGIN ANALYSIS

YEAR ENDED DECEMBER 31,                                                 1996      1995      1994
-----------------------------------------------------------------------------------------------------
Yield on interest earning assets                                        7.79%     7.95%     7.41%
Rate on interest bearing liabilities                                    3.84      3.94      3.21
                                                                       ------------------------------
Net interest rate spread                                                3.95      4.01      4.20
Effect of noninterest bearing liabilities                                .82       .81       .62
                                                                       ------------------------------
Net interest margin                                                     4.77%     4.82%     4.82%
-----------------------------------------------------------------------------------------------------

NET INTEREST INCOME
Net interest income is the driving force behind the Corporation's earnings as it represents fully 86.0% of operating revenue. It includes interest income, dividends and fees generated by interest earning assets, primarily loans and investment securities, less interest expense on interest-bearing liabilities, primarily deposits and other borrowings. Net interest income is affected by the volume, interest rates, and relative mix of both earning assets and interest-bearing and noninterest-bearing sources of funds.
     A portion of the Corporation's interest income is not subject to federal income taxes. For comparative purposes, a taxable equivalent adjustment based on the statutory income tax rate of 35% for the years 1994 through 1996 is shown on the preceding page. The following discussion is based on results on a fully-taxable equivalent basis.
     Net interest income advanced to $32.871 million in 1996, up $1.081 million (3.4%), compared to a $135 thousand (less than one percent) rise in 1995, and an $806 thousand (2.6%) rise in 1994. Growth

(At this point in the 1996 Annual Report there appears a line graph as set out in the following table.)


                  NET INTEREST INCOME
        (fully taxable equivalent, in millions)

92                $29.66
93                 30.85
94                 31.66
95                 31.79
96                 32.87


in 1996 was powered through a significant rise in earning assets and a higher yielding asset mix, more than outpacing the decline in the net interest margin. Growth in 1995 and 1994 was also enhanced through a higher level of earning assets and a higher yielding asset mix. Results for 1994 also benefited from an increase in the net interest margin.
     The table at the bottom of the preceding page illustrates the components of the net interest margin for the last three years. Net interest margin is net interest income calculated as a percentage of average earning assets. The margin declined five basis points to 4.77% in 1996 after remaining stable at 4.82% in 1995, following a four basis point rise in 1994.
     Net interest rate spread is the difference between the average yield earned on total interest earning assets and the average rate paid on total sources of funds. This spread declined to 3.95% in 1996, compared to 4.01% in 1995 and 4.20% in 1994.
     Market interest rates were relatively stable throughout the year as modest growth and low inflationary pressures tended to keep the economy in check. The average prime rate declined slightly to 8.27% in 1996 compared to 8.83% in 1995.
     Continued deployment of funds into higher yielding earning assets helped to soften the decline of the yield on interest earning assets to 16 basis points for the year. The rate on interest bearing liabilities fell by only 10 basis points as a result of the continuing shift in the interest

                ANALYSIS OF YEAR-TO-YEAR CHANGES IN NET INTEREST INCOME*

(In thousands)                              1996/1995                                1995/1994
---------------------------------------------------------------------------------------------------------
                                        Increase/(decrease) in income/expense due to changes in:
                                  -----------------------------------------------------------------------
                                   Volume       Rate        Total          Volume      Rate       Total
                                  -----------------------------------------------------------------------
INTEREST EARNING ASSETS
Interest bearing deposits
 with banks                       $     -      $   (2)     $   (2)        $    (27)   $    (7)   $   (34)
Federal funds sold                   (464)       (164)       (628)              54        526        580
U.S. Treasury securities and
 obligations of U.S. government
  agencies and corporations           469         (18)        451           (1,878)       252     (1,626)
Obligations of states and
 political subdivisions              (104)        (35)       (139)            (349)       (31)      (380)
Equity and other securities             3          (7)         (4)              (2)        12         10
Loans                               2,798      (1,132)      1,666            3,134      2,021      5,155
                                                           -------                                -------
   Total interest earning assets    2,410      (1,065)      1,344              150      3,555      3,705

INTEREST BEARING LIABILITIES
NOW accounts                          (32)       (179)       (211)             (84)      (100)      (184)
Savings deposits                      (59)       (270)       (329)            (856)       972        116
Time deposits                       1,311        (452)        679            1,151      2,290      3,441
Federal funds purchased and
 securities sold under agreements
  to repurchase                       128         (11)        117               41         38         79
Federal Home Loan Bank advances        13          (6)          7              117          1        118
                                                            ------                                -------
   Total interest bearing
    liabilities                       800        (537)        263             (248)     3,818      3,570
                                                            ------                                -------

CHANGE IN NET INTEREST INCOME       1,610        (528)     $1,081              398       (263)    $  135

* Changes in net interest income due to both volume and rate were combined with the changes of each based on their proportionate amounts. Amounts are calculated on a fully taxable equivalent basis.

At this point in the 1995 Annual Report is the following table which spans two pages. This table covers pages 36 and 37, respectively. It has been condensed for electronic filing purposes.


ANALYSIS OF NET INTEREST INCOME AND INTEREST YIELDS/RATES*

(In thousands)                                            1996
-------------------------------------------------------------------------------
                                             Average                Average
                                             balance   Interest  yields/rates
                                           ------------------------------------
USES OF FUNDS
Interest earning assets:
 Interest bearing deposits with banks       $    126    $      6      5.56%
 Federal funds sold                           21,040       1,122      5.33
                                            ---------------------
     Total money market investments           21,166       1,128      5.33
 U.S. Treasury securities and
  obligations of U.S. government
  agencies and corporations                  189,755<F1>  11,501      6.06
 Obligations of states and
  political subdivisions                      19,395<F1>   1,759      9.07
 Equity and other securities                   2,645<F1>     167      6.31
                                            ---------------------
     Total investment securities             211,795      13,427      6.34
 Loans                                       456,696      39,180      8.58
                                            ---------------------
     Total interest earning assets          $689,657      53,735      7.79%

SOURCES OF FUNDS
Interest bearing liabilities:
 NOW accounts                               $ 53,695         659      1.23%
 Savings deposits                            239,900       7,400      3.08
 Time deposits                               242,307      12,415      5.12
 Federal funds purchased and securities
  sold under agreements to repurchase          5,378         227      4.22
 Federal Home Loan Bank advances               2,147         163      7.59
                                            ---------------------
     Total interest bearing liabilities      543,427      20,864      3.84
Sources supporting interest earning
 assets on which interest is not paid        146,230         -
                                            ---------------------
     Total sources of funds                 $689,657      20,864      3.02%
                                                         ------------------

NET INTEREST INCOME/YIELD ON INTEREST
 EARNING ASSETS                                          $32,871      4.77%

* Calculated on a fully taxable equivalent basis.
<F1>  Amounts exclude adjustments to fair value as required by FAS No. 115.

-------------------------------------------------------------------------------


ANALYSIS OF NET INTEREST INCOME AND INTEREST YIELDS/RATES* (cont.)

(In thousands)                                            1995
-------------------------------------------------------------------------------
                                              Average                Average
                                              balance   Interest  yields/rates
-------------------------------------------------------------------------------
USES OF FUNDS
Interest earning assets:
 Interest bearing deposits with banks       $    129   $      8      6.20%
 Federal funds sold                           29,502      1,750      5.93
                                            -------------------
     Total money market investments           29,631      1,758      5.93
 U.S. Treasury securities and
  obligations of U.S. government
  agencies and corporations                  182,059<F1> 11,050      6.07
 Obligations of states and
  political subdivisions                      20,531<F1>  1,898      9.24
 Equity and other securities                   2,600<F1>    171      6.58
                                            -------------------
     Total investment securities             205,190     13,119      6.39
 Loans                                       424,203     37,514      8.84
                                            -------------------
     Total interest earning assets          $659,024     52,391      7.95%

SOURCES OF FUNDS
Interest bearing liabilities:
 NOW accounts                               $ 55,839        870      1.56%
 Savings deposits                            241,898      7,729      3.20
 Time deposits                               220,509     11,736      5.32
 Federal funds purchased and securities
  sold under agreements to repurchase          2,376        110      4.63
 Federal Home Loan Bank advances               1,973        156      7.91
                                            -------------------
     Total interest bearing liabilities      522,595     20,601      3.94
Sources supporting interest earning
 assets on which interest is not paid        136,429        -
                                            -------------------
     Total sources of funds                 $659,024     20,601      3.13%
                                                        ------------------

NET INTEREST INCOME/YIELD ON INTEREST
 EARNING ASSETS                                         $31,790      4.82%

* Calculated on a fully taxable equivalent basis.
<F1>  Amounts exclude adjustments to fair value as required by FAS No. 115.

-------------------------------------------------------------------------------


ANALYSIS OF NET INTEREST INCOME AND INTEREST YIELDS/RATES* (cont.)

(In thousands)                                            1994
                                              Average                Average
                                              balance   Interest  yields/rates
USES OF FUNDS
Interest earning assets:
 Interest bearing deposits with banks       $    542   $    42        7.75%
 Federal funds sold                           28,248     1,170        4.14
                                            ------------------
     Total money market investments           28,790     1,212        4.21
 U.S. Treasury securities and
  obligations of U.S. government
  agencies and corporations                  213,144<1> 12,676        5.95
 Obligations of states and
  political subdivisions                      24,312     2,278        9.37
 Equity and other securities                   2,632<1>    161        6.12
                                            ------------------
     Total investment securities             240,088    15,115        6.30
 Loans                                       388,119    32,359        8.34
                                            ------------------
     Total interest earning assets          $656,997    48,686        7.41%

SOURCES OF FUNDS
Interest bearing liabilities:
 NOW accounts                               $ 60,911     1,054        1.73%
 Savings deposits                            272,996     7,417        2.72
 Time deposits                               194,571     8,491        4.36
 Federal funds purchased and securities
  sold under agreements to repurchase          1,311        33        2.52
 Federal Home Loan Bank advances                 449        36        8.02
                                            ------------------
     Total interest bearing liabilities      530,238    17,031        3.21
Sources supporting interest earning
 assets on which interest is not paid        126,759       -
                                            ------------------
     Total sources of funds                 $656,997    17,031        2.59%
                                                       --------------------

NET INTEREST INCOME/YIELD ON INTEREST
 EARNING ASSETS                                        $31,655        4.82%

* Calculated on a fully taxable equivalent basis.
<F1>  Amounts exclude adjustments to fair value as required by FAS No. 115.

bearing deposit mix as customers registered preferences for high-yielding products, mainly time deposits. This was the principal factor in the shrinkage of the net interest margin year to year.
     The percentage contribution of noninterest bearing liabilities to the net interest rate spread (commonly known as the free funds ratio) remained relatively unchanged rising only one basis point to .82%. Even though the percentage of interest earning assets funded by noninterest bearing sources of funds increased to 21.2% in 1996 from 20.7% in 1995, the stable rate environment effectively offset this benefit.
     During 1995, higher interest rates and redeployment of funds into higher yielding earning assets helped to raise the yield on interest earning assets by 54 basis points, but was outpaced by the increase in the rate paid on interest bearing liabilities, up 73 basis points. The free funds ratio improved 19 basis points because of a higher interest rate environment. As a result, the net interest margin remained stable at 4.82%.
     The table on page 35 shows how changes in average interest earning assets, interest bearing liabilities and average interest rates or yields effect net interest income. In 1996 and 1995, changes in volume were the primary contributor to the rise in net interest income.
     The schedule on the preceding pages illustrates the Corporation's average daily balance of interest earning assets and interest bearing liabilities together with the yields or rates associated with each asset or liability category. Average earning assets rose a substantial $30.6 million (4.7%) which followed a rise of $2.0 million (less than one percent) in 1995. Management was successful in improving the composition of earning assets without sacrificing asset quality in 1996.

NONINTEREST INCOME
Noninterest income advanced $228 thousand (4.6%) to $5.217 million in 1996, compared to a $156 thousand (3.2%) rise in 1995, and a $267 thousand (5.8%) increase in 1994. Growth in service charges on deposit accounts and other income helped to stoke the 1996 increase. The rise in 1995 was fueled by growth in trust income and service charges on deposit accounts; 1994 also benefited from a rise in trust income, as well as fees generated by the sale of nondeposit investment products.

(At this point in the 1996 Annual Report there appears a line graph as set out in the following table.)


                     NONINTEREST INCOME
                       (in millions)

92                $4.18
93                 4.57
94                 4.83
95                 4.99
96                 5.22


     During 1996, trust income declined $73 thousand (4.1%) following a $134 thousand (8.0%) rise in 1995, and a $116 thousand (7.5%) increase in 1994. The decline in 1996 was primarily due to a lower level of fees generated from the personal trust sector. The growth in 1995 resulted from increased fees earned from the personal trust sector, while 1994 was favorably impacted due to increased fees from pension and profit sharing plans, personal trusts and estate management activity.
     Service charges on deposit accounts are the largest component of noninterest income (43.9% of the total). This category rose $94 thousand (4.3%) in 1996 following an increase of 7.8% in 1995 and a flat year in 1994. The increase in 1996 is due primarily to growth in fees on relationship deposit products and improved collection of fees charged (mainly NSF fees). The rise in 1995 was primarily the result of increases in fees charged (NSF fees) and growth in fees on relationship deposit products. The lack of growth in 1994 was due to a drop in transaction activity resulting from stable deposit levels. Management's goal is to implement reasonable fees for services performed and to monitor the collection activity of those fees.
     Other service charges and commissions were relatively unchanged, rising just $5 thousand in 1996 following a decline of $147 thousand (18.6%) in 1995, compared to a rise of 21.3% in 1994. During 1996, a significant rise in credit life insurance commissions earned was offset by flat or declining results in most other components. The drop in 1995 was due primarily to reduced fees recognized on mutual funds and annuity products, coupled with reduced credit life insurance commissions and a lower level of fees earned on securities lending. The rise in 1994 was due principally to increased fees recognized from mutual fund and annuity products.
     Other income increased $202 thousand (57.9%) in 1996 after increasing 3.0% in 1995 and 3.7% in 1994. The gains of $196 thousand recognized on the sale of available-for-sale investment securities positively impacted 1996. The rise in 1995 was due in part to increased safe deposit fees. The increase in 1994 resulted from additional income recognized upon settlement of the Pennsylvania Shares Tax issue.
     Noninterest income has grown at a compound rate of 4.5% over the last three years.

NONINTEREST EXPENSE
Noninterest expense rose $83 thousand or only .4% in 1996, due primarily to the continued drop in the deposit insurance premiums paid by the Bank. Exclusive of this item, noninterest expense growth was held to 2.9%.
     The Corporation's efficiency ratio, which measures noninterest expense as a percent of noninterest income plus net interest income on a taxable equivalent basis, declined to 57.0% in 1996 from 58.8% in 1995 and 59.8% in 1994. This ratio, which continues to improve, compares favorably to our peer group (bank holding companies between $500 million and $1 billion in assets). Control of expenses will continue to be an important goal for management.
     In 1995, noninterest expense fell $198 thousand (.9%), due principally to the significant drop in deposit insurance premiums paid by the Bank. Excluding this item, noninterest expense growth was held to a modest 2.2%.
     During 1994, noninterest expense rose only 2.0% ($419 thousand). However, adjusting for the writedown of an OREO property and a nonrecurring item that inflated 1993, noninterest expense would have increased 4.0%.
     Salaries and employee benefits rose only $100 thousand (.9%) in 1996, after a $308 thousand (3.0%) rise in 1995 compared to a $678 thousand (7.0%) rise in 1994. The rise in 1996 is due primarily to normal merit increases, offset by the increase in the deferral of expenses due to increasing loan volume and changing loan mix. The rise in 1995 was due to normal merit increases offset partially by reduced health care costs. The increase in 1994 was the result of a reduction in the deferral of expenses due to a changing loan mix, the addition of two full-time equivalent employees and normal merit increases.
     Net occupancy expense grew $186 thousand (10.6%) in 1996 following a $49 thousand (2.9%) increase in 1995 and an $87 thousand (5.4%) increase in 1994. A reduction in rental income received, as well as additional expenses associated with a new location and branch renovation recognized for the entire year versus only a partial year in 1995, impacted 1996. Also, all three years included normal increases in the various costs of managing facilities. Costs associated with additional space occupied by support staff also impacted 1994.
     Equipment expenses and data processing fees rose $51 thousand in 1996,

(At this point in the 1996 Annual Report there appears a line graph as set out in the following table.)

                NONINTEREST EXPENSE
                   (in millions)
92              $20.14
93               21.41
94               21.83
95               21.63
96               21.71


compared to a $59 thousand (1.8%) dip in 1995, compared to a $93 thousand (3.0%) increase in 1994. In 1996, data processing fees remained unchanged as equipment expenses rose 3.9%, due to full year costs versus partial-year costs associated with the two locations aforementioned. In 1995, equipment expenses declined 4.2% due to reduced equipment rentals and data processing fees were flat. In 1994, increases in maintenance contracts, higher equipment depreciation and increased student loan processing fees accounted for the rise.
     FDIC insurance expense fell $527 thousand (70.9%) in 1996, following another substantial drop of $653 thousand (46.8%) in 1995 and increased only nominally (1.7%) in 1994. Congress enacted the Deposit Insurance Funds Act of 1996 (DIFA) to recapitalize the Savings Association Insurance Fund (SAIF). This law affected those banks which have deposits of acquired thrift institutions. The Bank was assessed $162 thousand related to the deposits of Atlantic Financial's Latrobe branch which we acquired from the Resolution Trust Corporation in 1991.
     Future assessment rates will be based on capital levels and bank regulators' ratings as is required by the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA). The premium for the Bank Insurance Fund (BIF) and the SAIF have been eliminated for the first half of 1997. However, DIFA authorized payments to the Financing Corporation (FICO), based on assessments to both the BIF and SAIF funds to be paid by all insured institutions, as applicable. This will result in additional savings to the Bank of approximately $118 thousand assuming only payments for the FICO assessments in 1997.
     Other expenses rose $227 thousand (4.9%) following an increase of $122 thousand (2.7%) in 1995 and a decrease of $504 thousand (10.0%) in 1994. The increase in 1996 is due primarily to increased correspondent bank service charges, up $58 thousand, increased postage and telephone expenses, up $53 thousand, higher Pennsylvania Shares Tax expense, up $46 thousand, and the return to more normal activity regarding OREO dispositions as 1995 included a $50 thousand gain. The rise in 1995 was due primarily to higher marketing expenditures, up $135 thousand (11.9%) related to promotional efforts regarding the relocation of a branch office, and certain loan and deposit products. The decline in 1994 was the result of two items that inflated this category in 1993: an adjustment to the carrying value of an OREO property of $315 thousand and a nonrecurring $113 thousand writedown on the settlement of the Pennsylvania Shares Tax issue.

FEDERAL INCOME TAXES
The Corporation's Federal income tax provision totaled $4.092 million in 1996, compared to $3.754 million in 1995 and $3.535 million in 1994. In all three years, taxable income rose principally because of growth in earnings. The effective tax rates for the Corporation of 29.9% in 1996, 29.2% in 1995 and 29.1% in 1994 were less than the statutory federal income tax rate of 35.0% in all three years. This difference was primarily the result of the tax-exempt status of interest income on obligations of states and political subdivisions.

DIVIDENDS
Cash dividends paid amounted to $3.870 million in 1996, $3.629 million in 1995 and $3.443 million in 1994. On a per common share basis they were $1.22 (7.0% increase) in 1996, $1.14 (5.6% increase) in 1995 and
$1.08 (10.2% increase) in 1994. The continued increase in the return to shareholders reflects the Corporation's strong capital position and solid earnings performance. The dividend payout ratio was 40.27% in 1996, 40.15% in 1995 and 40.00% in 1994. Our ratio has compared favorably with our peer group over the last three years since it has stayed around the 80th percentile.
     The continued growth in cash dividends reflects a trend of uninterrupted increases over the last 38 years by the Corporation and its predecessors. Management continues to be committed to delivering maximum return to our shareholders and building shareholder value. Actions were taken in 1996 to enhance shareholder value by returning excess capital to shareholders through both increased dividends and the repurchase of common stock.

(At this point in the 1996 Annual Report there appears a line graph as set out in the following table.)


               CASH DIVIDENDS
                 (per share)
92             $0.89
93              0.98
94              1.08
95              1.14
96              1.22



                                   STOCK PRICES

The Corporation lists its common stock on the National Association of Security Dealers automated quotation (NASDAQ) system under the symbol SWPA. Currently the following firms are registered with NASD as market makers for the Corporation's common stock:

Ferris, Baker, Watts Inc.;
F.J. Morrissey & Co., Inc.;
Herzog, Heine, Geduld, Inc.;
Legg Mason Wood Walker, Inc.;
Sandler O'Neill & Partners; and
Wheat First Securities Inc.

The table to the right lists the bid prices during the periods presented; these do not necessarily reflect prices in actual transactions.
(At this point in the 1996 Annual Report there appears a line graph as set out in the following table.)


                 BOOK VALUE
                 (per share)
92             $19.07
93              20.62
94              21.33
95              24.27
96              25.57


                                   1996                   1995
--------------------------------------------------------------------
                              High      Low          High      Low
First
quarter                     $35 1/2   $33          $27 1/4    $23 1/2

Second
quarter                      35 1/2    31           27 1/2     26 1/4

Third
quarter                      37        31 1/2       33         26 3/4

Fourth
quarter                      46 1/4    36 1/2       34 1/2     32


                          FINANCIAL CONDITION
OVERVIEW
The Corporation experienced continued growth in 1996. Total average assets reached a record level of $727.9 million, up $34.9 million (5.0%) over 1995. Average loans also grew, up $32.5 million (7.7%) which contributed positively to earnings. The bulk of the funding to support this loan growth was provided by a $22.8 million (3.7%) increase in average deposits, a $3.2 million rise in borrowings, and a $6.4 million (8.9%) increase to average shareholders' equity.

INVESTMENTS
The investment portfolio is comprised of available for sale and held to maturity securities, as well as money market instruments. During 1996, the average outstanding portfolio was relatively stable declining by $69 thousand compared to a drop of $34.7 million (13.0%) in 1995.
     In 1996, funds from maturities of investments were not required to fund loan growth to the same degree as in 1995, since the growth in deposits was available for that use. Because of the lack of deposit growth in 1995, funds from maturities of investments were used to fund the substantial loan growth which resulted in the large drop in the portfolio. Average investments represented 34% and 35% of total earning assets in 1996 and 1995, respectively.
     The table on the following page shows the breakdown of securities available for sale and securities held to maturity at December 31, 1996, 1995 and 1994. The primary purpose of the investment function at the Bank is to assure liquidity and management of interest rate risk incurred, while concurrently maintaining the loan to deposit ratio within acceptable funds management guidelines. During the last three years, the Bank has pursued a strategy of acquiring securities that maintain the portfolio's weighted average maturity in approximately the two-year range.
     In November 1995, the FASB issued "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities." This guide describes a one-time opportunity for entities to reconsider their ability and intent to hold securities to maturity. The Corporation elected to redesignate $19.4 million of obligations of states and political subdivisions with an unrealized gain, net of tax, of $695 thousand, from the held to maturity portfolio to the available for sale portfolio.
     Further, the Corporation has designated as available for sale the entire U.S. Treasury securities portfolio, the U.S. government agencies and corporations portfolio, excluding agency-issued real estate mortgage investment conduits (REMICs), and the entire equity securities portfolio. In December 1995, as a result of the reclassification opportunity described above, the entire portfolio of obligations of states and political subdivisions was shifted to the available for sale category. The REMIC portion of the U.S. government agencies and corporations portfolio comprises the held to maturity portfolio. The unrealized gain (net of tax) on securities classified as available for sale at December 31, 1996 ($120 thousand), was reflected as a separate component of shareholders' equity.
     At December 31, 1996, the market value of the entire portfolio was below the amortized cost by $273 thousand compared to December 31, 1995, when the market value exceeded the amortized cost by $1.669 million. The weighted average maturity of the investment portfolio is 2.12 years as of December 31, 1996, compared to 2.22 years as of December 31, 1995. The weighted average maturity has remained relatively short in order to assure adequate liquidity and to capitalize on potential changes in the interest rate environment. The table on the following page shows the maturity distribution of the investment portfolio.

                                     INVESTMENT SECURITIES


(In thousands)
-------------------------------------------------------------------------------
DECEMBER 31,                                      1996       1995       1994
-------------------------------------------------------------------------------
Securities available for sale:<F1>
 U.S. Treasury securities                       $ 62,014   $ 71,240   $ 93,364
 Obligations of U.S. government agencies and
  corporations                                    50,434     44,951     15,996
 Obligations of states and political
  subdivisions                                    19,887     19,436        -
 Equity securities                                 2,663      2,589      2,640
                                                -------------------------------
     Total securities available for sale         134,998    138,216    112,000
Securities held to maturity:
 Obligations of U.S. government agencies and
  corporations                                    62,067     71,991     74,107
 Obligations of states and political
  subdivisions                                       -          -       22,836
                                                -------------------------------
     Total securities held to maturity            62,067     71,991     96,943
                                                -------------------------------
     Total investment securities                $197,065   $210,207   $208,943

<F1>
Amounts exclude adjustments to fair value as required by FAS No. 115.

                MATURITY DISTRIBUTION OF INVESTMENT SECURITIES


(In thousands)
---------------------------------------------------------------------------------------------------------
                                                    After 1       After 5
December 31, 1996                     Within 1    but within    but within     After    No fixed
Amounts maturing:                       year       5 years       10 years    10 years   maturity   Total
---------------------------------------------------------------------------------------------------------
Securities available for sale:<F1>
 U.S. Treasury securities           $10,021     $ 51,993      $   -         $  -     $   -      $ 62,014
 Obligations of U.S. government
  agencies and corporations           4,983       34,951       10,500          -         -        50,434
 Obligations of states and
  political subdivisions              1,395        8,271        9,769          452       -        19,887
 Equity securities                      -            -            -            -      2,663        2,663
                                    ---------------------------------------------------------------------
     Total securities available
      for sale                       16,399       95,215       20,269          452    2,663      134,998

Securities held to maturity:
 Obligations of U.S. government
  agencies and corporations          10,603       51,464          -            -        -         62,067
                                   ----------------------------------------------------------------------
     Total investment securities    $27,002     $146,679      $20,269         $452   $2,663     $197,065
                                   ----------------------------------------------------------------------
Weighted average yields*               6.30%        6.04%        7.52%        7.99%    6.38%        6.23%


*Calculated on a fully taxable equivalent basis. The weighted average yields are based on book value and effective yields weighted for the scheduled maturity of each security.

<F1>Amounts exclude adjustments to fair value as required by FAS No. 115.


LOANS
Average loans continued to experience sustained growth in 1996, rising $32.5 million (7.7%), following a substantial increase of $36.1 million (9.3%) in 1995. Management has been successful in achieving loan growth without sacrificing asset quality. This goal will continue to be the foundation in management's strategic objective to generate improved earning asset yields by building loan volume.
     Changes in composition of the loan portfolio in 1996 included increases of $2.0 million in commercial loans, $23.3 million in real estate mortgages and $14.8 million in consumer loans. The major emphasis for the year was in commercial real estate loans and the consumer installment sector, since we were able to capitalize on competitive opportunities presented in our markets. Lending activity in 1995 emphasized the commercial sector since slightly higher interest rates and economic uncertainties tended to dampen consumer expectations. The table on the following page presents the components of the loan portfolio at December 31 for each of the last five years. The Bank's loan portfolio represents loans to businesses and consumers in our western Pennsylvania market area rather than borrowers in other areas of the country or other nations. The Bank has not concentrated its lending activities in any industry or group.
     The commercial loan portfolio grew in 1996, up $2.0 million (3.2%) compared to the sizeable increase of $26.0 million (72.5%) in 1995. The rise in 1996 was the result of a $4.5 million (9.2%) increase in commercial and industrial loans. The Bank continues to focus on small to medium-size businesses within our market area. Also, the Bank seeks to diversify risk in this portfolio by closely monitoring industry concentrations and portfolios to ensure that it does not exceed established guidelines for lending. This diversification is intended to limit the risk of loss from any single unexpected event or trend. Municipal loans dipped $2.5 million as opportunities in this very competitive sector were limited during the year. The rise in commercial loans in 1995 resulted from the $16.8 million increase in commercial and industrial loans coupled with a $9.1 million increase in municipal loans. Commercial loans represented 13% of the total loan portfolio in 1996, down slightly from 14% in 1995.
     Loans collateralized by real estate rose $23.3 million (9.4%) after a $5.2 million (2.1%) increase in 1995. This growth was the result of a $5.2 million (2.8%) increase in the residential portfolio combined with an $18.1 million (28.7%) rise in the commercial sector. Although commercial real estate loans can be an area of higher risk, management believes these risks are mitigated by limiting the concentrations in the portfolio, rigorous underwriting standards and lending within our market area. The growth in 1995

(At this point in the 1996 Annual Report there appears a line graph as set out in the following table.)


                        LOANS
                (average in millions)
92               $330
93                357
94                388
95                424
96                457

resulted from an increase in the residential portfolio of $6.6 million (3.7%) which was partially offset by a $1.4 million (2.2%) decline in the commercial sector. The ratio of real estate mortgages to the total loan portfolio remained at 56%, unchanged from December 31, 1995.
     Consumer loans also grew, rising a sizeable $14.8 million (10.9%) compared to the $4.0 million (3.0%) increase in 1995. Consumer borrowing had been weak earlier in 1996 but picked up to spur demand in the latter half of the year as installment loans rose $13.8 million (11.6%).
     During 1995, although consumer loans increased, the trend was one of softening demand by consumers for autos and durable goods because of economic uncertainties. Consumer loans rose slightly to 31% of total loans at December 31, 1996, compared to 30% at December 31, 1995.

                                        LOANS

(In thousands)
-------------------------------------------------------------------------------
DECEMBER 31,                    1996       1995      1994      1993      1992
-------------------------------------------------------------------------------
Commercial
 Commercial and industrial    $ 53,276   $ 48,807  $ 31,975  $ 33,217  $ 27,775
 Municipal                      10,476     12,974     3,834     3,153     7,607
                              -------------------------------------------------
     Total                      63,752     61,781    35,809    36,370    35,382

Real estate mortgages
 Residential                   191,348    186,090   179,485   171,155   152,728
 Commercial                     81,034     62,948    64,351    55,258    45,325
                              -------------------------------------------------
     Total                     272,382    249,038   243,836   226,413   198,053

Consumer
 Installment                   132,713    118,875   116,383    94,639    96,872
 Demand and time                18,202     17,223    15,741    13,814    11,891
                              -------------------------------------------------
     Total                     150,915    136,098   132,124   108,453   108,763
                              -------------------------------------------------
     Total loans, net of
      unearned income         $487,049   $446,917  $411,769  $371,236  $342,198



      LOAN MATURITY DISTRIBUTION AND INTEREST SENSITIVITY OF COMMERCIAL LOANS

(In thousands)
-------------------------------------------------------------------------------
                             Due in 1     Due after 1 year   Due after
December 31, 1996          year or less   through 5 years     5 years    Total
-------------------------------------------------------------------------------
Commercial and industrial  $43,313        $ 9,216            $  747     $53,276
Municipal                    7,248          2,219             1,009      10,476
                           ----------------------------------------------------
   Total commercial loans  $50,561        $11,435            $1,756     $63,752
                           ----------------------------------------------------
Predetermined interest
 rates                     $ 9,342        $ 9,862            $1,213     $20,417
Floating interest rates     41,219          1,573               543      43,335
                           ----------------------------------------------------
     Total                 $50,561        $11,435            $1,756     $63,752


RESERVE FOR POSSIBLE LOAN LOSSES
The reserve for possible loan losses totalled $5.910 million at December 31, 1996, up $259 thousand (4.6%) from the $5.651 million reported at December 31, 1995. Overall, credit quality ratios declined only slightly from 1995 to 1996 despite the continued substantial loan growth registered over the past several years. The reserve as a percent of loans at year-end slipped to 1.21% in 1996 compared to 1.26% in 1995. The reserve as a percent of nonperforming loans at December 31, 1996, was 362.58% compared to 414.60% at year-end 1995.
     Net loan charge-offs for 1996 were $1.541 million, a rise of $704 thousand, compared to a decline of $136 thousand (14.0%) in 1995. The rise primarily reflected higher charge-offs in consumer loans, particularly in the installment and credit card sectors. Net loan charge-offs as a percent of average loans also rose from .20% in 1995 to
 .34% in 1996. A five-year analysis of the Bank's reserve for possible loan losses is presented below.
     Asset quality continues to be a major focus of the Bank and a reserve for possible loan losses is maintained at a level which, in management's judgment, is adequate to absorb future losses inherent in the loan portfolio. Management reviews the adequacy of the reserve on a quarterly basis. For analytical purposes, this methodology considers loan portfolio trends; historical loan loss experience; identified credit problems and their exposure; current and anticipated economic conditions; and past due loans. Management believes there is no concentration of loans that contain an abnormal element of risk. The level of loan losses can vary from period to period, due to size and number of individual loans that may require charge-off and the effects of changing conditions. As a result, there can be no guarantee that the level of the reserve or the level of the loan loss provision will not be increased by the Bank.
     The Bank adopted FAS No. 114 on January 1, 1995, which provides guidelines for measuring impairment losses on loans. A loan is considered to be impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Under the standard, the reserve for possible loan losses related to loans that are identified as impaired in accordance with FAS No. 114 is based on discounted cash flows, using the loans initial effective interest rate or the fair value of the collateral, for certain collateral dependent loans. Nonaccrual loans are considered to be impaired. Adoption of this standard did not have a material effect on the Corporation's financial statements.


           ANALYSIS OF THE RESERVE FOR POSSIBLE LOAN LOSSES

(In thousands)
-------------------------------------------------------------------------------
                                      1996     1995     1994     1993     1992
--------------------------------------------------------------------------------
Balance at beginning of year        $ 5,651  $ 5,038  $ 4,451  $ 3,538  $ 3,011
Provision for possible loan losses    1,800    1,450    1,560    1,597    2,020
Losses:
  Commercial                            (44)     (13)     (19)     (20)    (207)
  Real estate mortgages                 (21)     (58)     (87)    (126)    (446)
  Consumer                           (2,064)  (1,415)  (1,397)  (1,173)  (1,369)
                                    --------------------------------------------
     Total                           (2,129)  (1,486)  (1,503)  (1,319)  (2,022)

Recoveries:
  Commercial                              2       22       25       32       41
  Real estate mortgages                  28       73       26       81       51
  Consumer                              558      554      479      522      437
                                    --------------------------------------------
     Total                              588      649      530      635      529
                                    --------------------------------------------
     Net loan charge-offs            (1,541)    (837)    (973)    (684)  (1,493)
                                    --------------------------------------------
Balance at end of year              $ 5,910  $ 5,651  $ 5,038  $ 4,451  $ 3,538
                                    --------------------------------------------
Total loans:
  Average                          $456,696 $424,203 $388,119 $357,307 $330,017
  At December 31                    487,049  446,917  411,769  371,236  342,198

As a percent of average loans:
  Net loan charge-offs                  .34%     .20%     .25%     .19%     .45%
  Provision for possible loan
   losses                               .39      .34      .40      .45      .61
  Reserve for possible loan
   losses                              1.29     1.33     1.30     1.25     1.07
Reserve as a percent of loans at
 December 31                           1.21     1.26     1.22     1.20     1.03
Reserve as a percent of
 nonperforming loans at
  December 31                        362.58   414.60   407.61   294.57   341.84
Reserve as a multiple of net loan
 charge-offs                           3.84X    6.75X    5.18X    6.51X    2.37X


NONPERFORMING ASSETS
"Nonperforming Assets" is a term used to describe assets on which revenue recognition has been discontinued or restricted. Nonperforming assets include both nonperforming loans and acquired property, primarily Other Real Estate Owned (OREO), obtained in connection with the collection effort on loans. Nonperforming loans include nonaccrual loans. Nonaccrual loans are those on which the accrual of interest has been discontinued. All amortizing loans, other than consumer loans and residential real estate loans, are placed in nonaccrual status when either principal or interest exceeds 90 days past due unless the loan is well secured and in the process of collection. Nonaccrual loan balances are included in the loan category on the balance sheet.
    The schedule below presents nonperforming assets and past due loans at December 31, for each of the last five years. Nonperforming assets rose $295 thousand (19.8%) in 1996, compared to an $87 thousand (6.2%) increase in 1995. All nonperforming assets are secured and losses have been considered, as appropriate, in establishing the reserve for possible loan losses. The ratio of nonperforming assets to period-end loans, OREO and other repossessions, rose slightly to .37% at year end from .33% at December 31, 1995.
     Nonaccrual loans increased $267 thousand in 1996 after a rise of $127 thousand in 1995. Major principal losses are not anticipated due to the underlying collateral values. The interest income forgone on these loans has not been significant, amounting to $73 thousand in 1996 and $89 thousand in 1995. Management recognizes the impact of nonaccrual loans on income and continues to work towards their reduction.
     OREO and other repossessions increased slightly, in the aggregate of $28 thousand following a $40 thousand decline in 1995. Loans past due 90 days or more rose $473 thousand (31.0%) in 1996, after a $636 thousand (71.2%) rise in 1995. Residential mortgages and student loan categories account for approximately 69% of the total. Potential exposure should be minimal because of the collateral/guarantee positions on these loans. The ratio of nonperforming loans and loans past due 90 days or more, in the aggregate, to period-end loans rose to .75% at year-end 1996, up from .65% at year-end 1995. This ratio still compares favorably to our peers.


                           NONPERFORMING ASSETS AND PAST DUE LOANS

(In thousands)
-------------------------------------------------------------------------------
DECEMBER 31,                        1996     1995     1994     1993     1992
-------------------------------------------------------------------------------
Nonperforming loans:
 Nonaccrual loans                 $1,630   $1,363   $1,236   $1,511   $1,035
Other real estate owned               85       59      136      496    1,016
Other repossessions                   68       66       29        2       35
                                  ---------------------------------------------
     Total nonperforming assets   $1,783   $1,488   $1,401   $2,009   $2,086
                                  ---------------------------------------------
Nonperforming loans to
 period-end loans                    .33%     .30%     .30%     .41%     .30%
Nonperforming assets to period-
 end loans, other real estate
 owned and other repossessions       .37      .33      .34      .54      .61
-------------------------------------------------------------------------------
Loans past due 90 days or more    $2,002   $1,529   $  893   $  901   $1,305
                                  ---------------------------------------------
Loans past due 90 days or more
 to period-end loans                 .41%     .34%     .22%     .24%     .38%


DEPOSITS
Average deposits advanced $22.8 million (3.7%) in 1996 compared to an $8.3 million (1.3%) decline in 1995. Generally, deposit growth has rebounded and competition for deposits in our market has been strong throughout 1996. The composition of deposits continued to shift significantly during 1996 with gains in time deposits as the outflows from NOW and savings accounts slowed. Depositors displayed a preference for longer-term accounts bearing higher interest rates, resulting mainly in growth of time deposits with terms in the one-year range. Average time deposits increased $21.8 million (9.9%) after the sharp increase of $25.9 million (13.3%) recorded in 1995. Savings deposits, on average, declined only $2.0 million (less than one percent), far below the drop of $31.1 million (11.4%) realized in 1995. NOW accounts also declined on average by $2.1 million (3.8%), compared to a $5.1 million (8.3%) drop in 1995. Average demand deposits grew $5.1 million (5.3%) year to year after a $1.9 million (2.1%) rise in 1995. This growth in demand deposits,

(At this point in the 1996 Annual Report there appears a line graph as set out in the following table.)


                DEPOSITS
         (averages in millions)
92             $610
93              618
94              623
95              615
96              637


especially in 1996, has helped to offset a portion of the impact of the growth in time deposits. Time deposits represented 38% of average deposits in 1996 compared to 36% during 1995, as a result, the Bank's cost of funds was negatively impacted.
     The Bank has minimal reliance on time deposits of $100 thousand or more as a source of funds. At December 31, 1996, they amounted to only 3.9% of total deposits. The composition of average interest-bearing deposits to total deposits remained unchanged over the last two years at 84%. Noninterest bearing deposits were 16% in both years.
     Total deposits were also positively affected in 1996 by the assumption of approximately $7 million in deposit liabilities of the Natrona Heights branch of First Home Savings Bank.

          LIQUIDITY MANAGEMENT AND INTEREST RATE SENSITIVITY

The principal objective of asset/liability management is to maximize levels of net interest income while maintaining acceptable levels of interest rate risk and facilitating the Corporation's funding requirements. Maintenance of adequate liquidity by the Corporation is required to provide the funds necessary to meet customer credit needs and satisfy depositor withdrawal requirements. The Corporation takes a unified approach to management of liquidity, capital, and interest rate risk through its Asset and Liability Management (ALM) process.
     ALM has identified several internal sources available for liquidity management. First and foremost is the Bank's core deposit base, which is the most stable source of liquidity a bank can have, due to the long-term relationship with depositors. Substantial internal funding can also be derived from the Bank's investment portfolio. The portfolio provides liquidity through the sale of securities available for sale and cash flows derived from maturities.
     In addition to internal funding, the Bank has numerous external funding sources. These sources provide ample funding to meet both short and long-term needs.
     An important factor in the management of the Corporation's balance sheet is interest rate sensitivity. Interest rate sensitivity refers to the impact of future changes in interest rates on net interest income. The Corporation actively manages its interest rate sensitivity to achieve maximum shareholder value within the constraints of its interest rate profile, the maintenance of high credit quality and sound leverage positions. Interest sensitive assets and liabilities are defined as those assets and liabilities that reprice with changes in interest rates, or whose maturities or principal paydowns are within a designated short-term period or "gap", generally ranging from one day to one year.
     The interest sensitivity table on the following page shows the repricing of maturities, and where applicable, management's assumptions as to the estimated repricing characteristics of certain asset funds that support them.
     The cumulative gap at the one-year repricing period was asset sensitive in the amount of $10.7 million or 1.5% of earning assets. Generally, an asset sensitive gap indicates how rising interest rates could positively affect net interest income and falling rates could negatively affect net interest income. Assets and liabilities with similar contractual repricing characteristics, however, may not reprice at the same time or to the same degree. As a result, the Corporation's static interest rate sensitivity gap position may not accurately predict the impact of changes in general levels of interest rates or net interest income.
     Management believes that interest rate risk is best measured by simulation modeling, which calculates expected net interest income, based on projected interest-earning assets, interest-bearing liabilities and interest rates. The Corporation monitors exposure to a gradual change in interest rates of 200 and 300 basis points up or down over a rolling 12 month period. From time to time, the model horizon is expanded to a 36 month period. The Corporation's policy limit for the maximum negative impact on net interest income from a gradual change in interest rates of two and three percentage points is 5.0% and 7.0%, respectively. Management has maintained a risk position well within the policy guideline range.

(In the 1996 Annual Report the following table spans across the page. It has been modified for electronic filing purposes.)


                                INTEREST SENSITIVITY ANALYSIS
(In thousands)
--------------------------------------------------------------------------------
                                                    After 3        After 6
DECEMBER 31, 1996                    Within        but within     months but
Rate sensitive:                     3 months        6 months    within 1 year
--------------------------------------------------------------------------------
Earning assets:
 Money market investments          $ 28,882        $    -        $    -
 Investment securities                7,695           8,230        12,140
 Loans                              202,683          22,409        27,488
                                   ---------------------------------------
     Total earning assets           239,260          30,639        39,628
Interest bearing liabilities:
 Deposits*                          159,317          61,087        61,541
 Securities sold under agreements
  to repurchase                      6,811              -             -
 Federal Home Loan Bank advances    10,012               13            26

     Total interest bearing        ---------------------------------------
      liabilities                   176,140          61,100        61,567
Sources supporting interest
 earning assets on which interest
  is not paid                           -               -             -
                                   ---------------------------------------
     Interest sensitivity gap      $ 63,120        $(30,461)     $(21,939)
                                   ---------------------------------------
Cumulative gap                     $ 63,120        $ 32,659       $10,720
Ratio of cumulative gap to total
 earning assets                         8.9%            4.6%          1.5%

*Management has estimated, based on historical analysis, that savings deposits in total are approximately 40% sensitive to interest rate changes. In order to provide a more accurate one-year gap position, these deposits were distributed in the appropriate repricing time frames,based on their sensitivity to market rates.


                        INTEREST SENSITIVITY ANALYSIS (cont.)

(In thousands)
-------------------------------------------------------------------------------
                                   Over 1 year and
DECEMBER 31, 1996                    noninterest
Rate sensitive:                        sensitive                    Total
-------------------------------------------------------------------------------
Earning assets:
 Money market investments               $    -                   $ 28,882
 Investment securities                   169,185                  197,250
 Loans                                   234,469                  487,049
                                        ----------------------------------
     Total earning assets                403,654                  713,181
Interest bearing liabilities:
 Deposits*                               264,181                  546,126
 Securities sold under agreements
  to repurchase                              -                      6,811
 Federal Home Loan Bank advances           1,856                   11,907

     Total interest bearing             ----------------------------------
      liabilities                        266,037                  564,844
Sources supporting interest
 earning assets on which interest
  is not paid                            148,337                  148,337
                                        ----------------------------------
     Interest sensitivity gap           $(10,720)                $   -
                                        ----------------------------------
Cumulative gap                          $    -
Ratio of cumulative gap to total
 earning assets

*Management has estimated, based on historical analysis, that savings deposits in total are approximately 40% sensitive to interest rate changes. In order to provide a more accurate one-year gap position, these deposits were distributed in the appropriate repricing time frames, based on their sensitivity to market rates.

                               CAPITAL RESOURCES

CAPITAL RESOURCES
Shareholders' equity at December 31, 1996, was $80.2 million, rising $3.0 million (3.8%) over year-end 1995, following a rise of $9.1 million (13.4%) from year-end 1994 to December 31, 1995. A strong capital position provides the Corporation with a base to expand lending, to protect depositors and to provide for growth, as opportunities for expansion may arise; however, management has no current plans for any acquisitions. Shareholders' equity includes unrealized gains on securities available for sale, net of tax, of $120 thousand and $1.1 million at December 31, 1996, and December 31, 1995, respectively.
     In July, the Corporation's Board of Directors authorized the repurchase of 150,000 shares of the Corporation's outstanding common stock, an amount representing slightly less than 5% of the outstanding shares. This repurchase should benefit the Corporation by providing added flexibility to its planning.
     Federal regulators have adopted a capital-based supervisory system for all financial institutions. If a financial institution's capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. The system categorizes a financial institution's capital position into one of five categories, ranging from well capitalized to critically undercapitalized. For an institution to qualify as well capitalized, its Tier 1, total and leverage capital ratios must be at least 6%, 10% and 5% respectively. Management seeks to maintain capital ratios at or above the well capitalized levels. At December 31, 1996, the Bank's ratios substantially exceeded those requirements.
     Tier I and total capital are expressed as a percentage of risk-adjusted assets, which include various credit risk-weighted percentages of on-balance sheet assets, as well as off-balance sheet exposures. The leverage capital ratio evaluates capital adequacy on the basis of the ratio of Tier 1 capital to quarterly average total assets, as reported on the Corporation's regulatory financial statements, net of the loan loss reserve, goodwill and certain other intangibles.
     The Tier 1 capital to risk-weighted assets ratio was 16.46% on December 31, 1996, compared to the 17.85% reported at year-end 1995. The total capital to risk-weighted assets ratio was 17.68% at year-end 1996, down from the 19.10% at December 31, 1995. The decrease in these ratios in 1996 was the result of asset growth, principally loans and to a lesser extent common stock repurchases. The leverage capital ratio was 10.87% at December 31, 1996, up slightly from the 10.86% at year-end 1995. In accordance with regulatory guidelines, these ratios do not include net unrealized gains or losses on securities available for sale under FAS No. 115.


                              SUPPLEMENTARY FINANCIAL DATA

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31,                1996     1995     1994     1993    1992
--------------------------------------------------------------------------------
(In thousands, except per share amounts)
INTEREST INCOME
Interest and fees on loans           $38,902  $37,250  $32,172  $30,417 $30,092
Interest on money market investments   1,128    1,758    1,212    1,057   2,370
Interest and dividends on
 investment securities                12,829   12,473   14,340   16,462  18,778
                                     -------------------------------------------
     Total interest income            52,859   51,481   47,724   47,936  51,240

INTEREST EXPENSE
Interest on deposits                  20,474   20,335   16,962   18,075  22,686
Interest on federal funds purchased
 and securities sold under
  agreements to repurchase               227      110       33       37      46
Interest on Federal Home Loan Bank
 advances                                163      156       36      -       -
                                     -------------------------------------------
     Total interest expense           20,864   20,601   17,031   18,112  22,732
                                     -------------------------------------------
     Net interest income              31,995   30,880   30,693   29,824  28,508
Provision for possible loan losses     1,800    1,450    1,560    1,597   2,020
                                     -------------------------------------------
     Net interest income after
      provision for possible loan
       losses                         30,195   29,430   29,133   28,227  26,488

NONINTEREST INCOME
Trust income                           1,728    1,801    1,667    1,551   1,377
Service charges on deposit accounts    2,288    2,194    2,035    2,035   1,933
Other                                  1,201      994    1,131      980     870
                                     -------------------------------------------
     Total noninterest income          5,217    4,989    4,833    4,566   4,180

NONINTEREST EXPENSE
Salaries and employee benefits        10,779   10,679   10,371    9,693   9,087
Other                                 10,931   10,948   11,454   11,713  11,057
                                     -------------------------------------------
     Total noninterest expense        21,710   21,627   21,825   21,406  20,144
                                     -------------------------------------------
Income before income tax expense      13,702   12,792   12,141   11,387  10,524
Income tax expense                     4,092    3,754    3,535    3,285   2,970
                                     -------------------------------------------

NET INCOME                           $ 9,610  $ 9,038  $ 8,606  $ 8,102 $ 7,554
--------------------------------------------------------------------------------
PER SHARE
     Net income                      $  3.03  $  2.84  $  2.70  $  2.54 $  2.37
     Cash dividends                     1.22     1.14     1.08      .98     .89



                               SUPPLEMENTARY FINANCIAL DATA

CONSOLIDATED BALANCE SHEET

Average daily balances for year
 ending December 31,             1996      1995      1994     1993      1992
--------------------------------------------------------------------------------
(In thousands)

ASSETS
Interest earning assets:
 Interest bearing deposits
  with banks                   $    126  $    129  $    542  $  2,835  $ 19,480
 Federal funds sold              21,040    29,502    28,248    29,305    25,920
 U.S. Treasury securities
  and obligations of
  U.S. government agencies
  and corporations              188,854   180,238   211,959   228,950   223,899
 Obligations of states and
  political subdivisions         20,269    20,534    24,312    24,123    24,270
 Corporate collateralized
  mortgage obligations              -         -         -         921     9,548
 Equity and other securities      2,645     2,600     2,632     1,612       536
 Loans                          456,696   424,203   388,119   357,307   330,017
                               -------------------------------------------------
     Total interest
      earning assets            689,630   657,206   655,812   645,053   633,670
Noninterest earning assets:
 Cash and due from banks         23,398    23,538    24,863    26,890    24,513
 Reserve for possible loan
  losses                         (5,876)   (5,507)   (4,772)   (4,075)   (3,159)
 Bank premises and equipment      8,258     7,522     7,625     7,343     6,954
 Other assets                    12,502    10,284     9,625     9,486    10,766
                               -------------------------------------------------
     Total noninterest
      earning assets             38,282    35,837    37,341    39,644    39,074
                               -------------------------------------------------
     Total assets              $727,912  $693,043  $693,153  $684,697  $672,744
--------------------------------------------------------------------------------
LIABILITIES
Interest bearing liabilities:
 NOW accounts                  $ 53,695  $ 55,839  $ 60,911  $ 61,629  $ 57,137
 Savings deposits               239,900   241,898   272,996   261,678   247,568
 Time deposits                  242,307   220,509   194,571   206,749   225,783
 Federal funds purchased and
  securities sold under
  agreements to repurchase        5,378     2,376     1,311     1,871     1,606
 Federal Home Loan Bank
  advances                        2,147     1,973       449       -         -
                               -------------------------------------------------
     Total interest bearing
      liabilities               543,427   522,595   530,238   531,927   532,094
Noninterest bearing liabilities:
 Demand deposits                101,386    96,260    94,317    87,665    79,398
 Other liabilities                5,039     2,503     1,413     2,002    3,115
                               -------------------------------------------------
     Total noninterest
      bearing liabilities       106,425    98,763    95,730    89,667   82,513
                               -------------------------------------------------
     Total liabilities          649,852   621,358   625,968   621,594  614,607
SHAREHOLDERS' EQUITY             78,060    71,685    67,185    63,103   58,137
                               -------------------------------------------------
     Total liabilities and
      shareholders' equity     $727,912  $693,043  $693,153  $684,697 $672,744


                        FINANCIAL RATIOS AND MISCELLANY


(Based on consolidated balance
 sheet averages)                   1996     1995    1994     1993    1992
--------------------------------------------------------------------------------
Shareholders' equity to assets    10.72%   10.34%   9.69%    9.22%   8.64%
Shareholders' equity to loans     17.09    16.90   17.31    17.66   17.62
Net income to:
     Total assets                  1.32     1.30    1.24     1.18    1.12
     Total shareholders' equity   12.31    12.61   12.81    12.84   12.99
Shareholders' equity per share
 at year-end                     $25.57   $24.27  $21.33   $20.62  $19.07
Dividend payout ratio             40.27%   40.15%  40.00%   38.74%  37.68%
Shareholders of record at
 year-end                         1,280    1,278   1,287    1,290   1,272
Average full-time equivalent
 employees                          371      372     374      372     366


                    SOUTHWEST NATIONAL BANK OF PENNSYLVANIA

EXECUTIVE OFFICERS

David S. Dahlmann
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

David M. Hanna
EXECUTIVE VICE PRESIDENT

Donald A. Lawry
EXECUTIVE VICE PRESIDENT

Robert J. Stack
EXECUTIVE VICE PRESIDENT

Emmanuel J. Answine
SENIOR VICE PRESIDENT AND CASHIER

Mark E. Lopushansky
SENIOR VICE PRESIDENT

Edgar J. Malanowsky
SENIOR VICE PRESIDENT

C. Kim Michael
SENIOR VICE PRESIDENT

                      SOUTHWEST NATIONAL CORPORATION

OFFICERS

David S. Dahlmann
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

David M. Hanna
VICE PRESIDENT

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

Alexander H. Lindsay, Jr.
PRESIDENT, LINDSAY, JACKSON & MARTIN,
P.C., ATTORNEYS

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


BANK ADVISORY
DIRECTORS

ALLEGHENY VALLEY
Guy E. Bubb
James A. Esler
Alexander H. Lindsay, Jr.
Laurie Stern Singer
Gary L. Weleski

DERRY/LATROBE
George Danko
Louis V. Kasperik
David E. Mastrorocco
Henry E. Shaw
William W. Thomson

ROUTE 22
Edward J. Ferri
Terrence S. Jacobs
A. Richard Kacin
Wayne Norris

-------------------------------------------------------------------

Southwest National Corporation
P.O. Box 760
Greensburg, PA  15601
Telephone: 412/834-2310
FAX: 412/832-6044

The Corporation will provide without charge to any shareholder a copy of its 1996 Annual Report on Form 10-K as required to be filed with the Securities and Exchange Commission. Requests should be made in writing to the above address attention of: Shareholder Relations.

The annual meeting of the shareholders will be held at the Main office, 111 South Main Street, Greensburg, Pennsylvania, at 1:00 P.M., Tuesday, April 15, 1997.

DIRECT DEPOSIT OF CASH DIVIDENDS - Direct deposit is a safe, fast and time-saving method of receiving cash dividends through automatic deposit on date of payment to a checking or savings account at any financial institution which participates in an Automated Clearing House. For more information, contact Shareholder Relations 412/832-6002.

(The inside back cover of the 1996 Annual Report is a full-page photograph taken in the Main Office Lobby. The picture depicts a mother standing at one of the customer tables preparing her transactions with a young boy waiting patiently beside her.)