Form 10-K, Exhibit 13
period 1997-12-31
SOUTHWEST NATIONAL CORP
filed 1998-03-31
CIK 92440

SOUTHWEST NATIONAL CORPORATION
                                1997 ANNUAL REPORT


The front cover of the annual report is beige. The Corporate Logo appears 1/2 inch from top left hand corner. The Corporation name and title of report are located 1/2 inch from top of right hand corner. Four inches from top, centered on cover are two (1" x 2") pictures with statement "Checks & Balances" between the pictures. Top picture is of people's legs walking on brick street. Lower picture is a shot of of a woman's back with a child's head resting on her shoulder.

Inside the front cover of the annual report is an overleaf embossed with the Corporate Logo. 5 1/2 inches from top of page, centered is the quote "It is vital that our shareholders continue to see value in Southwest Bank. Our goal is to consistently deliver balanced long-term growth to maintain their financial investment in us."


                             David S. Dahlmann, President and CEO

(Please note: The pages are numbered 5 1/2 inches from top corner, 1/2 inch from paper edge.)


                                SOUTHWEST NATIONAL CORPORATION
                                   Greensburg, Pennsylvania

                                     FINANCIAL HIGHLIGHTS

(In thousands, except per share amounts)
------------------------------------------------------------------------------
FOR THE YEAR                              1997          1996          % change
------------------------------------------------------------------------------
Net income                             $   9,005      $  9,610         -  6.3%
Cash dividends                             4,044         3,870         +  4.5
Return on average assets                    1.21%         1.32%
Return on average shareholders' equity     11.19         12.31

PER SHARE
------------------------------------------------------------------------------
Basic net income                       $    2.92      $   3.03         -  3.6
Cash dividends                              1.31          1.22         +  7.4

AT YEAR-END
------------------------------------------------------------------------------
Shareholders' equity                   $  82,489      $  80,164        +  2.9
Total assets                             739,242        755,358        -  2.1
Loans                                    515,434        489,188        +  5.4
Investment securities                    159,104        197,250        - 19.3
Money market investments                  27,055         28,882        -  6.3
Deposits                                 641,865        651,328        -  1.5

PERIOD-END RATIOS AT DECEMBER 31,
------------------------------------------------------------------------------
Book value per share                   $   26.91      $   25.57        +  5.2
Risk-based capital ratios:
  Tier 1 capital                           16.23%         16.46%
  Total capital                            17.45          17.68
Leverage capital ratio                     11.10          10.87
Nonperforming assets to loans,
 other real estate owned and
 other repossessions                         .72            .37
Nonperforming loans to loans                 .67            .33
Loans past due 90 days or more
 to loans                                    .36            .41
Reserve for possible loan losses to
 nonperforming loans                      179.51         362.58
------------------------------------------------------------------------------


At the bottom of this page is the following content material for the annual report.

Letter to Shareholders                                       2-3
Checks and Balances                                         4-16
Financial Information                                      17-50
Administrative Directory                                      51


(On page 2 one inch from top is a 5 1/2 inch x 8 inch picture.  Caption reads:
David S. Dahlmann, President and Chief Executive Officer, delivering Southwest Bank's Strategic Vision speech to a group of bank employees).


The 1997 financial results did not meet our expectations. Southwest National Corporation reported basic net income of $2.92 per share. This represents a decline of $0.11 or 3.6% from the $3.03 per share earned in 1996.

Return on average assets was 1.21% and return on shareholders' equity was 11.19% for 1997. The Corporation paid cash dividends in 1997 of $4,044,000 or $1.31 per share. We increased the quarterly dividend during 1997 by 9.4% to $0.35 per share. This continues a record of uninterrupted dividend increases spanning the last 39 years.

There were two reasons for the Corporation not meeting its financial objectives. First, we increased our provision for loan losses by $1,423,000 due to the rising trend of consumer delinquencies and chargeoffs in our indirect auto portfolio. With the deteriorating profitability of this business line, we have made a decision to substantially cut back the indirect automobile financing business as of year-end 1997. Additionally, we have provided adequate reserves for future credit risks associated with winding down this part of our business. The credit quality and performance of the remainder of the loan portfolio continues to be satisfactory and our reserves remain adequate.

The second reason was noninterest expense increased $1,239,000 or 5.7% compared to 1996. This rise was due primarily to direct and indirect expenditures related to building the foundation necessary to support the Bank's organizational improvement project and strategic development initiatives.

The year 1997 was a year of significant transition for our organization. Over the years, we have fulfilled our commitment to serve the various communities in the area, and we will continue to do so. However, to ensure continued success well into the future, change is necessary in meeting intense competition in the financial services environment. During the year, we completed a comprehensive review of all aspects of our organization and made significant structural and information system changes in order to reposition ourselves to operate more efficiently and effectively. These changes focused primarily on realigning around three customer segments: consumer, corporate and trust. Within each of these segments are highly qualified product and relationship managers. These organizational changes are designed to focus all processes on our customers and enhance the value perceived by them. Finally, we made a significant investment in management information systems, which will provide high-quality tools for our employees to make rapid and effective decisions to enhance our service levels and improve financial results.

These changes evolve out of our objectives to meet the needs of four key groups. First, the customer, who is truly our reason for being. Clearly, it is critical we deliver the products and services our customers need - when and how they need them - while continuing to maintain our commitment to the highest quality customer service and fair pricing. It is vital that our shareholders continue to see value in the Corporation. Our goal is to consistently deliver balanced long term growth to justify your investment in us. As a community bank, it is essential to understand and appreciate the needs of the communities we serve, and to provide assistance whenever possible through our financial, human resource and advisory capabilities. And, finally, it is important for our employees to accomplish their professional goals with a sense of satisfaction from their work endeavors. In order to achieve this, we need to consistently provide a challenging, rewarding work environment.

As we move into 1998, change continues. The needs of our customers continue to evolve...to grow more complicated. In an era of working families, busier schedules and fewer hours of convenience, our customers have different needs from the past. As their lives become more complex with more demands placed upon their time, it must be the Corporation's goal not to add to these complexities, but rather to provide financial services which become solutions. To be there when we are needed.

The Corporation is positioned to meet the challenges incumbent in a highly technological and competitive environment. Our commitment is unwaivering to succeed in meeting the expectations of those who depend on us.


                                   /s/David s. Dahlmann
                                      David S. Dahlmann
                                      President and Chief Executive Officer
                                      March 20, 1998

(At this point in the 1997 annual report there appears a bar graph as set out in the following table. It is placed 1" from the top of the page and 1/4" from the right edge of the page.)

               BASIC NET INCOME
               (per share)
93              $2.54
94               2.70
95               2.84
96               3.03
97               2.92


Four 1" x 1" pictures (centered from right to left), 3" from top of page, are set against a teal blue background. Pictures are placed in a vertical line. Top picture is a woman on the telephone. Second picture is a four lane expressway at night. A caption "CHECKS & BALANCES" is directly below this picture. The third picture shows a laptop keyboard with a pair of hands typing. The fourth and final picture is a ground shot of a four engine jet airliner against the sky.

The following text is set on a 7" x 9 1/2" beige background.

/It is a time of contradictions. /As a culture, we have more opportunities, more technologies, more gadgets and gizmos than the generations before.
/Yet, as individuals, we have less time to enjoy them. /We have become both breadwinners and bakers. Work weeks have stretched from 40 hours to 60, 70 even 80. Everyday, we find ourselves running in 20 million directions - to work, school, soccer games, dance recitals, night classes, second jobs - in search of the good life. And the time to enjoy it. /It's a hustling, bustling, time-crunching kind of life. And Southwest Bank wants to make it a little easier. /So in 1997, we made an important decision. We would change the way we work so we could be more in step with the way our customers live. /Since no one except perhaps bankers, keeps banker's hours, we're tossing them out. From now on, Southwest Bank is extending its hours and keeping some branches open on weekends. What's more, we've added services like telephone banking so you can check balances, transfer funds, even apply for a loan, any time of the day or night. /In other words, from now on, Southwest Bank is going to work around your schedule, instead of the other way. /That's just the beginning. /In 1998, Southwest Bank will be offering a wider array of financial services, including annuities, mutual funds and other investments. So you can find all the financial help you need in one convenient place. /Middle market businesses will find life easier at Southwest, as well. Every business will now be assigned a business banking representative; a trusted financial adviser who understands where they've been, where they want to go, and just how to get them there. /Amidst all this change, we want to reassure you that some aspects of Southwest Bank will always remain the same. Namely, our sense of honesty and fairness, our tradition of reliability and strength, and our concern for our community and the people in it. /In a sense, these core values are the catalyst for this change. /You see, at Southwest Bank we're committed to helping our customers have both the good life and the time to enjoy it. /To us, it's simply a matter of creating the right balance.

A 1 1/2" x 2 1/2" snapshot of a young boy smiling is 1" from top, left edge. 5 1/2" from top of page is a beige strip with the caption: 3 KIDS, 2 DOGS, 1 CAT, 2 BIRDS AND NEARLY 300 PARISHIONERS. The following text 6 1/2" from top of page 6 explains the picture on page 7.

Cheryl Lawrence leads a very full life. /As a mother of three, there's school, preschool, clarinet practice, ice skating lessons, saxophone practice, basketball practice or Pioneer Club. As a pastor's wife, there are luncheons, meetings, Bible studies and other activities. As a homemaker, there's cooking, laundry, shopping, cleaning... the list goes on and on. /Luckily Cheryl gets a lot of help from her husband, her kids, even from Southwest Bank. Who has made a point of providing the banking options that can make even the busiest life a little easier.

The following statement from Southwest Bank president, David S. Dahlmann, in teal blue print, 9" from top and justified to the bottom right of page, reads:

Clearly, it is critical we deliver the products and services customers need, when and how they need them, while continuing to maintain our commitment to the highest quality customer service and fair pricing.

David S. Dahlmann, President and CEO

This page has a 9" x 6 3/4" black and white photograph on a teal blue background. The photo shows a woman on the telephone in a kitchen making notes on a tablet. A young girl is shown holding a dog and a pair of ice skates. To the woman's right is a young boy leaning over a kitchen counter. In the rear of the picture is a young teenage boy holding a basketball.

Page 8 is a faded white and grey background photograph. The hands pictured in the photograph are doing paperwork. 1" from the top of the page is a caption in black print describing the photo on page 9. The caption reads:

It's one o'clock in the morning and most of the community is asleep. At Hilltop Hose Company No. 3, however, the lights are on and the coffee is perking. /Jeff Balog isn't a night owl by nature, but by necessity. You see, between his job, his responsibilities as Assistant Chief at the Fire Department, his wife and his daughter, Balog has learned to make the most of his time, as well as his money. /Today, Southwest Bank is uniquely positioned to help him on both fronts.

9" from the top of the page, in the lower right hand corner, is a 1/4", black and beige strip spanning pages 8 and 9. Within the strip is a caption in black print that reads: BURNING THE 1:00 A.M. OIL.

On the white background 3 1/2" from the top of the page is a 4" x 4 1/2" colored picture of a man in glasses doing paperwork. He is holding a pen in his right hand and wearing a ring and a watch on his left hand. 1/4" below and 3 1/2" from the left edge of the page is a statement that reads as follows:

As a community bank, it is essential to understand and appreciate the needs of the individuals we serve...

Edgar J. Malanowsky
Senior Vice President, Consumer Services

On the white background of this page, 1 1/2" from the top and 6 1/2" from the left edge of the page is a 1/4" black and white strip that spans pages 10 and
11.  The caption within the strip reads:  IF IT'S WEDNESDAY, IT MUST BE PARIS.

2 1/2" from the top is a 5" x 7 1/2" black and white photo. The photo shows a woman carrying an airline bag checking airline departure screens in an airline terminal. 1/4" below the picture and 1" from left edge of the page in blue ink is the following statement:

Ultimately, we must enable our customers to bank with us-to have access to us. Anywhere. Any place. Any time. Technology will be our tool to make this a reality.

David M. Hanna
Executive Vice President,
Corporate and Consumer Services

This page has a beige background. 4 1/2" from the top of the page is the caption for the picture on the page 10 in black ink. The caption reads as follows:

Today's relationships are stretched by distance and time. /Cancun Saturday. Detroit Monday. Paris Wednesday. Over the miles, flight attendant Sandy Smith has learned the importance of being accessible. Just as she's learned the value of the cellular phone, a modem and a bank that's available when, and where, she needs it to be.

A 1 1/2" x 2 1/2" black and white snapshot is 7 1/2" from the top of the page and sits along the left edge of the page. In this photo, a waist-high photo of a woman pulling a luggage carrier is shown.

This page has a white background. 2 1/2" from the top of the page is a 1/4" wide x 5 3/4" long black and beige strip that spans pages 12 and 13. The caption within the strip reads: FIRST CLASS TICKETS, THREE MARTINI LUNCHES AND OTHER BUSINESS LEGENDS.

3 1/2" from the top of the page is a caption for the picture on page 13. The caption is in black print and reads as follows:

As an 8th generation cobbler, you could say that the shoe business is in Ron Mancuso's heart and sole. But the work of his forefathers is very different from the business of today. /The artistry and craftmanship is still there. But now, the world has added sales, marketing, accounting, inventory, health plans and investments. /Luckily, Mancuso isn't in this alone. He has a full-time partner in his wife. And he has Joe Brennan. Who for the past 20 years has been both a loyal customer and his business banking representative.

7 1/2" from the top of the page, justified to the right edge of the page, is the following statement in black ink:

We must continue to provide our customers with solutions, not just transactions. This is how we provide value to the customer. This is how we will be the best.

Joseph A. Giangiulio
Senior Vice President, Corporate Services

The background is a faded shot in grey and white of a shoe repair bench. 3 1/2" from the top of the page is a 4 1/2" x 3 3/4" colored photograph of a man holding a shoe and tack hammer in a shoe repair shop.

This page has a teal blue background. 1" from the top of the page is a 1/4" wide x 3 1/2" long beige and black strip that spans pages 14 and
15.  The caption within the strip reads:  A WORLD OF CHANGE, A WORLD OF
STABILITY.

2 1/2" from the top of the page is a 5 1/2" x 3 1/2" colored photo. An elderly gentleman is pictured on a chair in a kitchen petting his dog.

This page has a white background. 2 1/2" from the top of the page is a caption for the picture on page 14 and it reads:

The world we depend on. /Over the years Ken Fry has seen a lot of changes. The first passenger airplane. The first VCR. The first computer. /Still, there are a few things in life that Ken Fry can always count on. Such as Thanksgiving dinner with his family. A dog that never forgets to come back for seconds. And the fact that Southwest Bank will always be just a few steps, a phone call, and someday soon, a computer line away.

7 1/2" from the top and 3 1/2" from the left edge of the page the following statement is in black print:

We need to be a partner with our customers in both good times and bad times. We need to see them through both. The key is being accessible.

Michael Earle
Senior Vice President, Trust and Financial Services

This page has a beige background. 1" from the top of the page is a 1/4" wide x 2" long blue strip with the following caption within: THE FINER THINGS IN LIFE. 1/2" below this strip is a caption for the picture immediately below the following:

Amidst our busy, flurried, jumbled days are moments of remarkable peace, wonderment, and hope. These are the times our customers work so hard for. And they are indeed worth all of our efforts.

A 2 1/2" x 4" black and white photo shows the back of a woman with a small child resting her head on the woman's shoulder.

1 1/2" below the picture and 3 1/2" from the left edge of the page the following statement is printed in black ink:

We are planning for the next decade...these are not incremental changes, but fundamental changes. We are no longer planning for the short future. We are now looking for the future.

David S. Dahlmann,
President and CEO


                              CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share amounts)
--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                             1997       1996       1995
--------------------------------------------------------------------------------
INTEREST INCOME
Interest and fees on loans                         $42,681    $38,902    $37,250
Interest on money market investments:
  Interest bearing deposits with banks                   6          6          8
  Federal funds sold                                   677      1,122      1,750
Interest and dividends on investment securities:
  U.S. Treasury securities and obligations of
   U.S. government agencies and corporations        10,320     11,501     11,050
  Obligations of states and political subdivisions   1,103      1,162      1,253
  Equity and other securities                          174        166        170
                                                   -----------------------------
     Total interest income                          54,961     52,859     51,481

INTEREST EXPENSE
Interest on deposits:
  NOW accounts                                         489        659        870
  Savings                                            7,312      7,400      7,729
  Time                                              13,312     12,415     11,736
Interest on federal funds purchased and securities
 sold under agreements to repurchase                   290        227        110
Interest on Federal Home Loan Bank advances            270        163        156
                                                   -----------------------------
     Total interest expense                         21,673     20,864     20,601
                                                   -----------------------------
     Net interest income                            33,288     31,995     30,880
Provision for possible loan losses                   3,223      1,800      1,450
                                                   -----------------------------
     Net interest income after provision for
      possible loan losses                          30,065     30,195     29,430

NONINTEREST INCOME
Trust income                                         1,723      1,728      1,801
Service charges on deposit accounts                  2,711      2,288      2,194
Other service charges and commissions                  668        650        645
Net security gains                                     139        196          -
Other income                                           457        355        349
                                                   -----------------------------
     Total noninterest income                        5,698      5,217      4,989

NONINTEREST EXPENSE
Salaries                                             8,414      8,124      8,043
Employee benefits                                    2,836      2,655      2,636
Net occupancy expense                                1,907      1,947      1,761
Equipment expenses and data processing fees          3,454      3,233      3,182
Pennsylvania shares tax                                709        658        612
FDIC insurance expense                                  96        216        743
Other expenses                                       5,533      4,877      4,650
                                                   -----------------------------
     Total noninterest expense                      22,949     21,710     21,627
                                                   -----------------------------
Income before income tax expense                    12,814     13,702     12,792
Income tax expense                                   3,809      4,092      3,754
                                                   -----------------------------

NET INCOME                                         $ 9,005    $ 9,610    $ 9,038
--------------------------------------------------------------------------------
Per share
     Basic net income                              $  2.92    $  3.03    $  2.84
     Cash dividends                                   1.31       1.22       1.14

Average common shares outstanding                3,088,622  3,172,735  3,183,026


See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEET

(In thousands)
--------------------------------------------------------------------------------
December 31,                                                  1997       1996
--------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                     $ 22,391   $ 26,521
Money market investments:
 Interest bearing deposits with banks                             55         82
 Federal funds sold                                           27,000     28,800
                                                            --------------------
     Total money market investments                           27,055     28,882

Investment securities:
 Securities available for sale:
  U.S. Treasury securities and obligations of
   U.S. government agencies and corporations                  87,508    111,792
  Obligations of states and political subdivisions            18,934     20,728
  Equity securities                                            2,845      2,663
                                                            --------------------
     Total securities available for sale                     109,287    135,183
Securities held to maturity:
 Obligations of U.S. government agencies and corporations
  (market value: $49,625 and $61,609)                         49,817     62,067
                                                            --------------------
     Total investment securities                             159,104    197,250
Loans, net of unearned income of $15 and $138                515,434    489,188
Less: reserve for possible loan losses                        (6,166)    (5,910)
                                                            --------------------
     Loans, net                                              509,268    483,278
Bank premises and equipment                                    8,953      8,089
Other assets                                                  12,471     11,338
                                                            --------------------
     Total assets                                           $739,242   $755,358

--------------------------------------------------------------------------------
LIABILITIES
Deposits:
 Noninterest bearing demand                                 $109,139   $105,202
 NOW accounts                                                 33,176     55,232
 Savings                                                     233,960    239,794
 Time                                                        265,590    251,100
                                                            --------------------
     Total deposits                                          641,865    651,328

Securities sold under agreements to repurchase                 4,531      6,811
Federal Home Loan Bank advances                                5,000     11,907
Other liabilities                                              5,357      5,148
                                                            --------------------
     Total liabilities                                       656,753    675,194

SHAREHOLDERS' EQUITY
Common stock ($2.50 par value):
 Authorized 5,000,000 shares
 Issued 3,180,787 shares                                       7,952      7,952
Surplus                                                       31,760     31,760
Retained earnings                                             47,093     42,132
Treasury stock of 115,877 and 45,905 shares, at cost          (4,840)    (1,800)
Unrealized gain on securities available for sale                 524        120
                                                            --------------------
     Total shareholders' equity                               82,489     80,164
                                                            --------------------
     Total liabilities and shareholders' equity             $739,242   $755,358


See accompanying notes to consolidated financial statements.


                      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands)
---------------------------------------------------------------------------------------------------------
                                                                 Unrealized
                                                                 gain (loss)
                                                                on securities                 Total
                                 Common             Retained      available     Treasury   shareholders'
                                  Stock   Surplus   earnings       for sale        Stock       equity
---------------------------------------------------------------------------------------------------------
Balance at January 1, 1995     $ 7,981   $ 31,760   $ 31,262    $(2,901)       $   -        $ 68,102
Net income                         -          -        9,038        -              -           9,038
Cash dividends                     -          -       (3,629)       -              -          (3,629)
Retirement of common stock         (29)       -         (279)       -              -            (308)
Net unrealized gain on
 securities available for sale     -          -        -          4,007            -           4,007
                               ----------------------------------------------------------------------
Balance at December 31, 1995      7,952     31,760    36,392      1,106            -          77,210
Net income                         -          -        9,610        -              -           9,610
Cash dividends                     -          -       (3,870)       -              -          (3,870)
Purchase of treasury stock         -          -        -            -          (1,800)        (1,800)
Net unrealized loss on
 securities available for sale     -          -        -           (986)           -            (986)
                               ----------------------------------------------------------------------
Balance at December 31, 1996      7,952     31,760    42,132        120        (1,800)        80,164
Net income                         -          -        9,005        -              -           9,005
Cash dividends                     -          -       (4,044)       -              -          (4,044)
Purchase of treasury stock         -          -         -           -           (3,040)       (3,040)
Net unrealized gain on
 securities available for sale     -          -         -           404            -             404
                               ----------------------------------------------------------------------
Balance at December 31, 1997     $7,952    $31,760   $47,093    $   524        $(4,840)     $ 82,489


See accompanying notes to consolidated financial statements.


                                     CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)
---------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                                          1997            1996              1995
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                     $ 9,005         $ 9,610           $ 9,038
Adjustments to reconcile net income to
 net cash from operating activities:
   Depreciation and amortization                                 1,258           1,248             1,155
   Provision for possible loan losses                            3,223           1,800             1,450
   Increase (decrease) in net interest receivable/payable         (125)            214              (839)
   Net increase (decrease) from other operating activities      (1,056)           (115)             1347)
                                                               ------------------------------------------
     Net cash from operating activities                         12,305          12,757            13,829

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities of securities available for sale       43,525          43,513            43,000
Proceeds from sales of securities available for sale            20,238          10,242                51
Purchase of securities available for sale                      (37,080)        (50,395)          (49,946)
Proceeds from maturities of securities held to maturity         12,254           9,913             6,412
Purchase of securities held to maturity                            -               -                (905)
Net increase in loans made to customers                        (29,343)        (42,361)          (36,303)
Net property and equipment expenditures                         (2,122)         (1,071)           (1,814)
                                                               ------------------------------------------
     Net cash from (used for) investing activities               7,472         (30,159)          (39,505)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits                             (9,463)         27,543            11,710
Net increase (decrease) in federal funds purchased and
 securities sold under agreements to repurchase                 (2,280)          3,416             2,794
Repayment of Federal Home Loan Bank advances                   (11,907)            (46)              (42)
Proceeds from Federal Home Loan Bank advances                    5,000          10,000               -
Dividends paid                                                  (4,044)         (3,870)           (3,629)
Purchase of treasury stock                                      (3,040)         (1,800)              -
Retirement of common stock                                         -               -                (308)
                                                               ------------------------------------------
     Net cash from (used for) financing activities             (25,734)         35,243            10,525
                                                               ------------------------------------------
     Net change in cash and cash equivalents                     (5,957)        17,841           (15,151)
Cash and cash equivalents at beginning of year                   55,403         37,562            52,713
                                                               ------------------------------------------
Cash and cash equivalents at end of year                       $ 49,446        $55,403           $37,562
---------------------------------------------------------------------------------------------------------

CASH PAID FOR
Interest                                                       $ 14,693        $14,810           $14,568
Income taxes                                                      4,310          4,372             3,661
---------------------------------------------------------------------------------------------------------
NONCASH ITEMS
Transfers from loans to other real estate
 owned and other repossessions                                 $  2,210        $ 1,272           $   667
Transfer from securities held to maturity
 to securities available for sale                                   -              -              19,436


See accompanying notes to consolidated financial statements.

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

     Investment Securities
     Investment securities are classified as follows: debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as securities held to maturity and reported at amortized cost; debt and equity securities bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in current period earnings;
     or debt and equity securities not classified as either securities held to maturity or trading securities are classified as securities available for sale and reported at fair value, with unrealized gains and losses reported as a separate component of shareholders equity. The cost of securities sold is determined on a specific identification basis.

     Reserve For Possible Loan Losses
     A loan is considered to be impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In accordance with Statement of Financial Accounting Standards (FAS)
     No. 114, the reserve for possible loan losses related to loans considered to be impaired is based on discounted cash flows using the initial effective interest rate of the loans or the fair value of the collateral for certain collateral dependent loans. All of the Corporation's nonaccrual loans are considered to be impaired at December 31, 1997 and December 31, 1996. Payments received on nonaccrual loans generally are either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal. Consumer loans are not considered to be impaired because they are evaluated in large groups of smaller balance homogeneous loans.

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

     Interest Income And Interest Expense
     The Bank uses various accrual methods of accounting for interest income, fees on loans and interest expense which approximate level yields. All amortizing loans, other than consumer loans are placed in nonaccrual status when either principal or interest is more than 90 days past due unless the loan is well-secured and in the process of collection. Loans not placed in nonaccrual status are charged off when they are 120 to 180 days past due unless they are well-secured and in the process of collection. Nonaccrual loans are generally returned to an accrual status when principal and interest payments become current, or when the loan becomes well-secured and is in the process of collection.

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

     New Accounting Pronouncements
     In June 1996, the Financial Accounting Standards Board (FASB) issued FAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."
     The statement provides consistent standards for distinguishing transfers of financial assets that are sales, from transfers that are secured borrowings, based on a control-oriented "financial-components" approach. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The provisions of FAS No. 125 are effective for transactions occurring after December 31, 1996, except those provisions relating to repurchase agreements, securities lending and other similar transactions and pledged collateral, which have been delayed until after December 31, 1997 by FAS No. 127 "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125, an amendment of Statement No. 125". The adoption of this statement did not have a material effect on the Corporation's financial position or results of operations.

     In February 1997, the FASB issued FAS No. 128, "Earnings Per Share".
     FAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities.
     Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented in conformity to FAS No. 128 requirements. Since the Corporation has a simple capital structure (i.e., only common stock) only presentation of basic earnings per share is required.

     In June 1997, the FASB released FAS No. 131, "Disclosures About
     Segments of An Enterprise and Related Information". FAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial statements issued to shareholders. This statement also establishes standards for related disclosures about products and services, geographic areas and major customers. This standard is required to be adopted as of January 1, 1998. Management believes that adoption of the statement will not materially affect the Corporations financial condition or results of operations.

2    REGULATORY REQUIREMENTS
     The Federal Reserve Bank requires maintenance of certain average reserve balances for all financial institutions. In addition, commercial banks maintain compensating balances to offset specific charges for check clearing and other services. The Bank's compensating and reserve ledger balances averaged $3.665 million in 1997 and $5.555 million in 1996.

     The approval of the Comptroller of the Currency is required if the total of all dividends declared by the Bank in any calendar year exceeds the total of the Bank's net profits of that year combined with its retained net profits of the preceding two years. With this limitation, the Bank can declare dividends to the Corporation in 1998 of approximately $5.798 million of its total undivided profits at December 31, 1997, plus an additional amount equal to the net profits for 1998 up to the date of any such dividend declaration.

     As a member of the Federal Home Loan Bank (FHLB), the Bank is required to maintain a position in stock of the FHLB. As of year-end, the Bank owned $2.266 million of FHLB stock. On an annual basis, this amount is adjusted based on the Bank's calculated minimum FHLB stock requirement.

3    PLEDGED ASSETS
     Investment securities carried at $48.747 million at December 31, 1997, were pledged, as required, to secure deposits of public funds and for other purposes.

4  INVESTMENT SECURITIES
   The unrealized gain, net of tax, on securities available for sale at December 31, 1997, was $524 thousand and was recorded as a separate component of shareholders' equity.
-----------------------------------------------------------------------
   The amortized cost and estimated market value of investment securities at December 31, 1997 and 1996 were as follows:
   (In thousands)
-----------------------------------------------------------------------

(In thousands)

                                                   Gross       Gross   Estimated
                                    Amortized  Unrealized  Unrealized   Market
                                      Cost        Gains      Losses     Value
1997
Securities available for sale:
 U.S. Treasury securities and
  obligations of U.S. government
  agencies and corporations          $ 87,438      $  224     $(154)  $ 87,508
 Obligations of states and
   political subdivisions              18,200         736        (2)    18,934
 Equity securities                      2,843           2         -      2,845
                                     ------------------------------------------
     Total securities available
      for sale                        108,481         962      (156)   109,287

Securities held to maturity:
 Obligations of U.S. government
  agencies and corporations            49,817           9      (201)    49,625
                                     ------------------------------------------
     Total investment securities     $158,298      $  971   $  (357)  $158,912
-------------------------------------------------------------------------------
1996
Securities available for sale:
 U.S. Treasury securities and
  obligations of
  U.S. government agencies
  and corporations                   $112,448       $ 188   $  (844)  $111,792
 Obligations of states and
  political subdivisions               19,887         850        (9)    20,728
 Equity securities                      2,663         -         -        2,663
                                     ------------------------------------------
     Total securities available
      for sale                        134,998       1,038      (853)   135,183

Securities held to maturity:
 Obligations of U.S. government
  agencies and corporations            62,067          64      (522)    61,609
                                     ------------------------------------------
     Total investment securities     $197,065      $1,102  $ (1,375)  $196,792
-------------------------------------------------------------------------------

     Proceeds from the sale of securities available for sale were
     $20.238 million in 1997, $10.242 million in 1996 and $51 thousand in 1995. Gross gains recognized in 1997 were $151 thousand and gross losses were $12 thousand. Gross gains recognized in 1996 were $196 thousand. No gains or losses were recognized in 1995.
-----------------------------------------------------------------------------
     The amortized cost and estimated market value of investment securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.


(In thousands)
--------------------------------------------------------------------------------
                                                                       Estimated
                                                          Amortized     Market
                                                             Cost        Value
                                                         -----------------------
Securities available for sale:
 Due in one year or less                                   $ 35,012    $ 34,933
 Due after one year through five years                       52,106      52,794
 Due after five years through ten years                      17,028      17,190
 Due after ten years                                          1,492       1,525
 No fixed maturity                                            2,843       2,845
                                                         -----------------------
     Total securities available for sale                   $108,481    $109,287

Securities held to maturity:
  Due in one year or less                                  $      -    $      -
  Due after one year through five years                       7,771       7,733
  Due after five years through ten years                     40,802      40,650
  Due after ten years                                         1,244       1,242
                                                         -----------------------
     Total securities held to maturity                     $ 49,817     $49,625
-------------------------------------------------------------------------------

5  LOANS
   A summary of outstanding loans, by category, at December 31 was as follows:

(In thousands)                                 1997             1996
----------------------------------------------------------------------
Commercial                                   $ 73,401         $ 63,752
Real estate mortgages:
 Construction and land development             17,435           15,009
 Residential                                  196,701          191,348
 Commercial                                    75,717           66,025
Consumer                                      152,180          153,054
                                             --------------------------
     Total loans, net of unearned income     $515,434         $489,188
-----------------------------------------------------------------------

6  LOANS TO RELATED PARTIES
   Certain executive officers, directors and their affiliates were customers of the Bank in the ordinary course of business. All loans were made at rates and terms prevailing in the marketplace at that time.

   Activity with respect to aggregate related party loans in 1997 was as follows:

   (In thousands)
--------------------------------------------------------------------------------
     Balance          Loans Made/     Loan                       Balance
December 31, 1996      Advanced     Payments     Other<F1>   December 31,1997
--------------------------------------------------------------------------------
     $6,533             $5,671       $6,711       $(110)          $5,383

<F1> Represents the net change in loan balance resulting from changes in related parties during the year.

--------------------------------------------------------------------------------

7  RESERVE FOR POSSIBLE LOAN LOSSES
   An analysis of the reserve for possible loan losses was as follows:

(In thousands)                            1997      1996       1995
---------------------------------------------------------------------
Balance at beginning of year            $ 5,910   $ 5,651    $ 5,038
Provision for possible loan losses        3,223     1,800      1,450
Losses                                   (3,660)   (2,129)    (1,486)
Recoveries                                  693       588        649
                                        -----------------------------
     Net loan charge-offs                (2,967)   (1,541)      (837)
                                        -----------------------------
Balance at end of year                  $ 6,166   $ 5,910    $ 5,651
---------------------------------------------------------------------

The following table presents the Banks investment in loans considered to be impaired and related information on those impaired loans:

(In thousands)                            1997      1996       1995
--------------------------------------------------------------------
Balance of loans considered to be
 impaired                               $ 3,435   $ 1,630    $ 1,363
Average balance of loans considered
 to be impaired                           2,070     1,778      1,613
Impaired loans with related loan
 loss reserve                             2,694     1,492        559
Impaired loans with no related loan
 loss reserve                               741       138        804
Loan loss reserve for loans considered
 to be impaired                             104       229        236
Interest income on impaired loans
 (cash basis)                                23       111         80


Nonaccrual loans are considered to be impaired. Payments received on impaired loans generally are applied against principal or reported as interest income, according to managements judgement as to the collectability of principal.
-------------------------------------------------------------------------------

8  BANK PREMISES AND EQUIPMENT
   Bank premises and equipment consisted of the following at December 31:

(In thousands)                                     1997        1996
---------------------------------------------------------------------
Land                                             $ 1,024     $ 1,024
Buildings                                          9,338       9,176
Leasehold improvements                             3,933       3,898
Furniture, fixtures and equipment                 10,271       8,370
                                                 --------------------
     Total original cost                          24,566      22,468
Less: accumulated depreciation and amortization  (15,613)    (14,379)
                                                 --------------------
     Total bank premises and equipment           $ 8,953     $ 8,089
---------------------------------------------------------------------

Depreciation and amortization charged to noninterest expense amounted to $1.258 million in 1997, $1.248 million in 1996 and $1.155 million in 1995.
------------------------------------------------------------------------
Net rental expense of leased bank premises and equipment was as follows:


(In thousands)                                     1997        1996      1995
-------------------------------------------------------------------------------
Buildings and land (net of sublease income
 of $4, $3 and $70)                                $340        $344      $269
Equipment                                            68          72       118
                                                   ----------------------------
     Total                                         $408        $416      $387
-------------------------------------------------------------------------------

Minimum rental commitments under noncancelable leases having an original term at December 31, 1997, of more than one year were $633 thousand in 1998, $671 thousand in 1999, $617 thousand in 2000, $614 thousand in 2001, $609 thousand in 2002 and $2.230 million for the years thereafter, totaling $5.374 million.
------------------------------------------------------------------------

9  DEPOSITS
The following table sets forth, by time remaining to maturity, time deposits of $100 thousand or more at December 31:

(In thousands)                                     1997        1996
----------------------------------------------------------------------
Three months or less                             $12,035     $ 8,847
Three to six months                                2,477       2,690
Six to twelve months                               7,060       6,827
Over one year                                      5,864       6,984
                                                 ---------------------
     Total                                       $27,436     $25,348

----------------------------------------------------------------------
Interest expense on time deposits of $100 thousand or more amounted to $1.467 million in 1997, $1.336 million in 1996 and $1.075 million in 1995.
----------------------------------------------------------------------
The following table illustrates by remaining maturity, time deposits with original terms of more than one year, as of December 31:

(In thousands)                                     1997        1996
-----------------------------------------------------------------------
One year or less                                 $ 60,132     $19,680
One to two years                                   16,867      30,854
Two to three years                                 10,337      10,806
Three to four years                                 4,692       6,776
Four to five years                                  9,216       4,798
More than five years                               12,044      17,702
                                                  ----------------------
       Total                                     $113,288     $90,616

-----------------------------------------------------------------------

10   FEDERAL HOME LOAN BANK ADVANCES
     The Bank is a member of the (FHLB) of Pittsburgh. Advances from the FHLB are secured by stock in the FHLB, qualifying residential first mortgage loans, mortgage-backed securities and other investment securities. Certain of these advances are subject to restrictions or penalties in the event of prepayment.

     As of year-end, outstanding advances totaled $5.000 million. This consists of one floating rate advance with a rate of 5.82% as of year-end, maturing in June of 1998.
-----------------------------------------------------------------------

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

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

    As of December 31, 1997, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

    The capital amounts and ratios presented in the following table as of December 31, 1997 and 1996, are only those of the Corporation since the Bank's are not materially different.
--------------------------------------------------------------------------------

                                                                To Be Well
                                                             Capitalized Under
                                            For Capital      Prompt Corrective
(In thousands)           Actual           Adequacy Purposes   Action Provisions
--------------------------------------------------------------------------------
                       Amount  Ratio      Amount   Ratio       Amount   Ratio
--------------------------------------------------------------------------------
1997
Total Capital         $87,921            $40,308              $50,385
 (to Risk-Weighted
  Assets)                      17.45%             >or= 8%               >or= 10%
Tier I Capital         81,755             20,149               30,224
 (to Risk-Weighted
  Assets)                      16.23              >or= 4                >or=  6%
Tier I Capital/
 Leverage              81,755             22,087               36,812
 (to Average Assets)           11.10              >or= 3                >or=  5%
--------------------------------------------------------------------------------
1996
Total Capital         $85,651            $38,756              $48,445
 (to Risk-Weighted
  Assets)                      17.68%             >or= 8%               >or= 10%
Tier I Capital         79,741             19,378               29,067
 (to Risk-Weighted
  Assets)                      16.46              >or= 4                >or=  6%
Tier I Capital/
 Leverage              79,741             22,006               36,677
 (to Average Assets)           10.87              >or= 3                >or=  5%
--------------------------------------------------------------------------------

12  FEDERAL INCOME TAXES
    The current and deferred income tax expense (benefit) breakdown was as follows:

(In thousands)                                    1997        1996       1995
--------------------------------------------------------------------------------
Current                                          $3,997      $4,175     $3,931
Deferred                                           (188)        (83)      (177)
                                                 -------------------------------
     Total                                       $3,809      $4,092     $3,754
--------------------------------------------------------------------------------

     In addition to income taxes applicable to income before taxes, a deferred tax benefit of $216 thousand was recorded as a decrease to shareholders' equity to reflect the current year change in the tax effect of the unrealized net gain on investment securities available for sale.

(In thousands)                                                1997       1996
-------------------------------------------------------------------------------
Deferred tax assets:
 Provision for possible loan losses                        $2,109     $2,021
 Net loan origination fees                                    267        350
 Postretirement benefits other than pensions                  475        361
 Interest on nonaccrual loans                                 153        118
 Depreciation and amortization expense                        158        112
 Other                                                         64         52
                                                          ---------------------
     Gross deferred tax assets                              3,226      3,014

Deferred tax liabilities:
 Securities available for sale                                281         65
 Accretion of bond discount                                    20         23
 Pension expense                                              306        280
 Other                                                         21         20
                                                          ---------------------
     Gross deferred tax liabilities                           628        388
                                                          ---------------------
     Net deferred tax assets                               $2,598     $2,626
-------------------------------------------------------------------------------

The Corporation has determined that it is not required to establish a valuation allowance for deferred tax assets in accordance with FAS No. 109 since the deferred tax asset likely will be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.
------------------------------------------------------------------------
Income tax expense for 1997, 1996 and 1995, was less than the amount computed by applying the statutory federal income tax rate to income before income tax expense. A reconciliation to the reported income tax rate was as follows:

                                                  1997        1996       1995
-------------------------------------------------------------------------------
Statutory federal income tax rate               35.0%       35.0%      35.0%
Effect of tax-exempt interest on loans to
 and obligations of states and political
 subdivisions                                   (3.9)       (3.9)      (4.3)
Surtax exemption                                ( .7)       ( .7)      ( .7)
Other                                           ( .7)       ( .5)      ( .8)
                                                -------------------------------
     Reported income tax rate                   29.7%       29.9%      29.2%
-------------------------------------------------------------------------------

13   EMPLOYEE BENEFITS
     PENSION PLAN
     The Bank's noncontributory defined benefit pension plan covers all eligible employees and provides benefits that are based on each employee's years of service and compensation.

     Net periodic pension cost of this plan for each of the last three years was as follows:

(In thousands)                                    1997        1996       1995
-------------------------------------------------------------------------------
Service cost                                   $  327       $  303     $  281
Interest cost on projected benefit obligation     411          375        341
Actual return on plan assets                   (1,042)         126     (1,215)
Net amortization and deferral                     507         (590)       789
                                                -------------------------------
Net periodic pension cost                       $ 203       $  214     $  196
-------------------------------------------------------------------------------

     The following table sets forth the plan's funded status and the amounts recognized on the Corporation's consolidated balance sheet as of December 31:

(In thousands)                                               1997      1996
-------------------------------------------------------------------------------
Market value of plan assets, primarily registered
 investment companies, U.S. government and agency
 obligations and money markets                             $7,679    $6,970
Projected benefit obligation                                6,794     5,915
                                                           --------------------
Plan assets in excess of projected benefit obligation         855     1,055
Unrecognized net transition asset                            (154)     (184)
Unrecognized prior service cost due to plan amendment         130       147
Unrecognized net gain (loss)                                   34      (212)
                                                           --------------------
Prepaid pension expense recognized on the balance sheet    $  895    $  806
                                                           --------------------
Actuarial present value of accumulated benefits,
 including vested benefits of $4,102 and $3,672            $4,617    $3,999
-------------------------------------------------------------------------------


     Assumptions used in determining the actuarial present value of the projected benefit obligation were as follows at December 31:

                                                           1997      1996
-------------------------------------------------------------------------------
Discount rates                                             7.0%      7.0%
Rates of increase in compensation levels                   4.5       4.5
Expected long-term rate of return on assets                7.0       7.0
-------------------------------------------------------------------------------

     POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
     Net periodic benefit cost of this plan was as follows:

(In thousands)                                               1997      1996
-------------------------------------------------------------------------------
Service cost                                               $ 75      $ 58
Interest cost on projected benefit obligation               265       231
Amortization of transition obligation                       119       119
Loss amortization                                            29        19
                                                           --------------------
Net periodic benefit cost                                  $488      $427
-------------------------------------------------------------------------------

     The following table sets forth the plan's funded status and the amounts recognized on the Corporation's consolidated balance sheet as of December 31:

(In thousands)                                               1997      1996
-------------------------------------------------------------------------------
Accumulated postretirement obligation:
     Retirees                                              $2,853    $2,371
     Fully eligible active plan participants                   40       550
     Other plan participants                                  912       864
                                                           --------------------
Total accumulated postretirement benefit obligation         3,805     3,785
Plan assets at fair value                                     -         -
                                                           --------------------
Accumulated postretirement benefit obligation in excess
 of plan assets                                             3,805     3,785
Unrecognized transition obligation                         (1,234)   (1,908)
Unrecognized net loss                                      (1,183)     (823)
                                                           --------------------
Accrued benefit liability recognized on the balance sheet  $1,388    $1,054
-------------------------------------------------------------------------------

     Assumptions used to determine the actuarial present value of the accumulated postretirement benefit obligation were as follows at December 31:

                                                           1997      1996
-------------------------------------------------------------------------------
Discount rate                                              7.0%      7.0%
Health care cost trend rate:
     Initial                                               8.0       8.0
     Ultimate                                              6.0       6.0
-------------------------------------------------------------------------------

     The health care cost trend rate assumption can have a significant impact on the amounts reported. Increasing the assumed health care cost trend by one percentage point in each year would increase the accumulated postretirement benefit obligation by approximately $309 thousand and the aggregate of the service and interest cost components of net periodic postretirement health care benefit cost by $26 thousand.
------------------------------------------------------------------------

     401(k) Plan
     Effective April 1, 1995, the Deferred Compensation Plan (Former Plan) was amended to become the Southwest National Bank of Pennsylvania 401(k) Plan (Plan). Assets from the Former Plan were liquidated, with the exception of the Bank's certificates of deposit, and funds were transferred to a third-party trustee for investment.

     The Bank contributed to the Plan and the Former Plan for all eligible employees. Bank contributions have been determined each year by the Board of Directors. The amounts charged to noninterest expense were as follows:


(In Thousands)                                    1997        1996       1995
------------------------------------------------------------------------------
Employer matching contributions                   $313        $311       $149
Discretionary contributions                        387         393        528
                                                  ----------------------------
Total Bank contributions                          $700        $704       $677
------------------------------------------------------------------------------

14  COMMITMENTS AND CONTINGENTS
    The Bank serves a primary market area within a 35-mile radius of its headquarters office. Substantially all of the Bank's loans have been granted to consumers or businesses located in this marketplace. There are no significant concentrations of credit risk from an individual counterparty or groups of counterparties. Although the portfolio is diversified, the Bank and its borrowers are dependent on the continued viability of the Southwestern Pennsylvania economy.
-----------------------------------------------------------------------
    The Bank loaned $26.932 million of U.S. government obligations from its investment securities portfolio at December 31, 1997, to brokerage firms, to enhance fee income. These securities lent are collateralized in excess of 100% of their market value, including accrued interest, by Treasury obligations or obligations of agencies of the U.S. government. The Bank evaluates the collateral daily to determine that the market value of securities pledged are at least equal to the value of securities lent. The collateral is held by third-party agents for the benefit of the Bank.
-----------------------------------------------------------------------
    The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to enhance revenue. Financial instruments whose contract amounts represent off-balance sheet credit risk were as follows at December 31:

(In thousands)                                               1997      1996
-------------------------------------------------------------------------------
Mortgage loan commitments                                  $ 1,371   $   658
Unused portion of:
 Home equity lines of credit                                22,956    22,850
 Commercial lines of credit (secured and unsecured)         46,589    56,030
 Consumer unsecured lines of credit and credit cards        41,198    36,204
                                                          ---------------------
Total commitments to extend credit                        $112,114  $115,742

Standby letters of credit and financial guarantees
 written                                                  $ 17,270   $17,454
-------------------------------------------------------------------------------

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Bank evaluates each customer's creditworthiness prior to extending the commitment.

     Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Generally, letters of credit and financial guarantees expire annually and are subject to credit review prior to renewal. Credit and collateral standards for these credit facilities are the same as the Bank's standards for on-balance sheet credit facilities, in that collateral may be required depending on the credit evaluation of the borrower. Of the total standby letters of credit and financial guarantees written, $13.639 million in 1997 and $10.440 million in 1996 were collateralized by assets ranging from certificates of deposit to improved real property.

     Market risk arises if interest rates, at the time a fixed-rate commitment is funded, have moved adversely subsequent to the extension of the commitment. Fixed-rate commitments and their associated market risk are minimal. Management does not anticipate that losses, if any, which may occur as a result of these transactions, would materially affect the shareholders' equity of the Corporation.
------------------------------------------------------------------------
     The Corporation is aware of the issues associated with the programming code in existing computer systems as the millennium, "Year 2000," approaches. A team has been designated to conduct a comprehensive review of the Corporation's computer systems to identify the systems that could be affected by the "Year 2000" issues and is developing an implementation plan to address those issues. The Corporation relies on external processing vendors for the majority of its data processing requirements.
     To date, confirmations have been received from these vendors that plans are being developed to address processing of transactions in the year
     2000. The team has not uncovered any issue, that is not being addressed, that would have a material impact on the operations of the Corporation. However, if these modifications and conversions are not completed on a timely basis, it is understood that the year 2000 problem could have a material impact on the operations of the Corporation.
-------------------------------------------------------------------------------
     Southwest, in the normal course of business, is subject to various legal proceedings in which claims for monetary damages are asserted. No material losses are anticipated by management as a result of any current legal proceedings.
-------------------------------------------------------------------------------

15   PARENT COMPANY FINANCIAL STATEMENTS
     Following are the statement of income, balance sheet and statement of cash flows for the Parent Company:


STATEMENT OF INCOME
-------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                           1997        1996      1995
-------------------------------------------------------------------------------
(In thousands)
INCOME
Dividends from Southwest National Bank
 of Pennsylvania                                $7,284      $5,592     $3,972
Expense                                             49          42         35
                                                -------------------------------
Income before income tax benefit and equity
 in undistributed net income of subsidiary       7,235       5,550      3,949
Income tax benefit                                 (17)        (14)       (12)
                                                --------------------------------
Income before equity in undistributed
 net income of subsidiary                        7,252       5,564     3,949
Equity in undistributed net income
 of subsidiary                                   1,753       4,046     5,089
                                                -------------------------------
NET INCOME                                      $9,005      $9,610    $9,038


BALANCE SHEET
-------------------------------------------------------------------------------
DECEMBER 31,                                                  1997      1996
-------------------------------------------------------------------------------
(In thousands)
ASSETS
Cash and due from banks                                     $    19   $     2
Investment in Southwest National Bank of Pennsylvania        82,406    80,251
Other securities available for sale                              47       -
Other assets                                                     17        14
                                                            -------------------
     Total assets                                           $82,489   $80,267
-------------------------------------------------------------------------------
LIABILITIES
Short-term borrowings                                       $   -      $  103

SHAREHOLDERS' EQUITY
Common stock ($2.50 par value):
 Authorized 5,000,000 shares
 Issued 3,180,787 shares                                      7,952      7,952
Surplus                                                      31,760     31,760
Retained earnings                                            47,617     42,252
Treasury stock of 115,807 and 45,905 shares, at cost         (4,840)    (1,800)
                                                            -------------------
     Total shareholders' equity                             $82,489    $80,164
                                                            -------------------
     Total liabilities and shareholders' equity             $82,489    $80,267



STATEMENT OF CASH FLOWS
-------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                           1997        1996       1995
-------------------------------------------------------------------------------
(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                      $ 9,005     $ 9,610    $ 9,038
Adjustments to reconcile net income to
 net cash from operating activities:
   Equity in undistributed net income of
    subsidiary                                   (1,753)     (4,046)    (5,089)
   Net increase from other operating activities      (3)        (13)       -
                                                -------------------------------
     Net cash from operating activities           7,249       5,551      3,949

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of securities available for sale        (45)         -          -

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease)in short-term borrowings    (103)        103        -
Dividends paid                                   (4,044)     (3,870)    (3,629)
Purchase of treasury stock                       (3,040)     (1,800)       -
Retirement of common stock                          -            -        (308)
                                                -------------------------------
     Net cash from financing activities          (7,187)     (5,567)    (3,937)
                                                -------------------------------
     Net change in cash and cash equivalents         17         (16)        12
Cash and cash equivalents at beginning of year        2          18          6
                                                -------------------------------
Cash and cash equivalents at end of year        $    19     $     2    $    18
-------------------------------------------------------------------------------

16   QUARTERLY FINANCIAL DATA (Unaudited)
     Quarterly financial data for the years ended December 31, 1997 and 1996, was as follows:

THREE MONTHS ENDED                Mar. 31     June 30    Sept. 30     Dec. 31
-------------------------------------------------------------------------------
(In thousands, except per share amounts)
1997
Interest income                   $13,505     $13,762    $13,925      $13,769
Interest expense                    5,319       5,344      5,526        5,484
Provision for possible
 loan losses                          450         645        668        1,460
Noninterest income                  1,283       1,349      1,442        1,624
Noninterest expense                 5,681       5,601      5,765        5,902
Income tax expense                    998       1,057      1,022          732
Net income                          2,340       2,464      2,386        1,815
Per share:
  Basic net income               $  0.75     $  0.80    $  0.77      $  0.60
  Cash dividends                    0.32        0.32       0.32         0.35

1996
Interest income                   $12,909     $13,118    $13,368      $13,464
Interest expense                    5,203       5,172      5,204        5,285
Provision for possible
 loan losses                          450         450        450          450
Noninterest income                  1,357       1,205      1,244        1,411
Noninterest expense                 5,464       5,383      5,485        5,378
Income tax expense                    926       1,004      1,045        1,117
Net income                          2,223       2,314      2,428        2,645
Per share:
  Basic net income                $  0.70      $ 0.73     $ 0.76       $ 0.84
  Cash dividends                     0.30        0.30       0.30         0.32
-------------------------------------------------------------------------------

17   FAIR VALUE OF FINANCIAL INSTRUMENTS
     FAS No. 107 requires the Bank to disclose estimated fair values for its financial instruments. It also requires that fair values be calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax consequences or estimated transaction costs. Fair value estimates, methods and assumptions are set forth below for the Bank's financial instruments.
-------------------------------------------------------------------------------
     Cash, Due From Banks and Money Market Investments
     For these instruments, carrying amount approximates fair value because they mature in 90 days or less and do not present unanticipated credit risks.
-------------------------------------------------------------------------------
     Securities
     The fair value of investment securities is determined by market quotations and is disclosed in Note 4.
-------------------------------------------------------------------------------
     Loans
     Fair values are estimated for portfolios of loans with similar financial characteristics. The fair value of performing loans is calculated by discounting scheduled cash flows through contracted maturity, adjusted for estimated prepayments, using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan.

     Fair value for significant nonperforming loans is based on the carrying value adjusted for anticipated credit loss risk and the valuation of underlying collateral.
     --------------------------------------------------------------------------
     Deposits
     The fair value of deposits with no stated maturity such as demand deposits, NOW accounts and savings deposits, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.
------------------------------------------------------------------------

     Other Financial Liabilities
     Fair value approximates carrying value because of the short-term or floating interest rate nature of these items.

     The fair value estimates below do not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market.

                                          1997                    1996
                                  Carrying    Estimated   Carrying    Estimated
(In thousands)                     Amount     Fair Value   Amount     Fair Value
--------------------------------------------------------------------------------
Financial assets:
  Cash, due from banks and
   money-market investments      $  49,446     $ 49,446   $ 55,485     $ 55,485
  Securities                       159,104      158,912    197,250      196,792
  Loans                            515,434      506,517    489,188      477,737
    Less:  Reserve for loan
           losses                   (6,166)           -     (5,910)           -
                                  ---------------------------------------------
Total financial assets            $717,818     $714,875   $736,013     $730,014

Financial liabilities:
  Deposits                        $641,865     $643,073   $651,328     $653,464
  Federal funds purchased and
   securities sold under
   agreements to repurchase          4,531        4,531      6,811        6,811
  Federal Home Loan Bank
   advances                          5,000        5,000     11,907       11,904
                                  ---------------------------------------------
Total financial liabilities       $651,396     $652,604   $670,046     $672,179
--------------------------------------------------------------------------------

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

     Fair value estimates are based on existing financial instruments, without attempting to estimate the value of anticipated future business and the value of assets and liabilities, that are not considered financial instruments. For example, the Bank's trust department contributes net fee income annually. The trust department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets that are not considered financial instruments include deferred tax assets and premises and equipment.
------------------------------------------------------------------------

(Please note that all text on pages 33 through 50--except for the Corporation information on page 51--is presented in columnar form utilizing two columns per page.)

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


/s/ David S. Dahlmann

David S. Dahlmann
President and Chief Executive Officer
February 17, 1998


/s/ Donald A. Lawry

Donald A. Lawry
Secretary and Treasurer
February 17, 1998


                   INDEPENDENT AUDITORS' REPORT

The Board of Directors
and Shareholders
Southwest National Corporation:

We have audited the accompanying consolidated balance sheets of Southwest National Corporation and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of Southwest National Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Southwest National Corporation and subsidiary at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

Pittsburgh, Pennsylvania
February 17, 1998

             MANAGEMENT'S DISCUSSION OF FINANCIAL STATEMENTS

The Managements discussion of financial statements should be read in conjunction with the consolidated financial statements and the supplementary financial data contained in this annual report.

RESULTS OF OPERATIONS

Net Income
Net income slipped to $9.005 million in 1997, a decline of $605 thousand (6.3%) from the $9.610 million earned by the Corporation in 1996. This compares to last years rise of $572 thousand (6.3%) over 1995. Basic earnings per share in 1997 were $2.92, decreasing $0.11 (3.6%) from the $3.03 earned in 1996, based on average shares outstanding of 3,088,622 and 3,172,735 in 1997 and 1996, respectively. The decrease in weighted average shares outstanding from 1996 to 1997 was due to the purchase of treasury shares under a board authorization for the repurchase of common stock. Basic earnings per share were $2.84 in 1995 based on 3,183,026 average shares outstanding.

Earnings in 1997 were negatively impacted by two factors: the major factor was a significant increase in Southwests provision for loan losses of $1.423 million for the year because of the rising trend of consumer loan charge-offs in the indirect automobile portfolio. Because of the deteriorating profitability of this line of business, Southwest made a business decision to significantly scale back activity in the indirect automobile financing business as of year-end 1997. Secondly, earnings were also impacted by a rise in noninterest expense of $1.239 million (5.7%) compared to 1996. This rise was due primarily to direct and indirect expenditures related to building the foundation necessary to support the Bank's organizational improvement project and strategic development initiatives.

Several factors contributed to net income growth in 1996, a rise in net interest income of $1.115 million, growth of 4.6% in noninterest income and only nominal growth of 0.4% in noninterest expense. In 1995, the factors affecting the growth of net income were a rise in net interest income of $187 thousand, growth in noninterest income of 3.2%, a lower provision for loan losses and a decline of 0.9% in noninterest expense.

Return on average assets dipped to 1.21% in 1997 compared to 1.32% in 1996 and 1.30% in 1995. Return on average shareholders equity amounted to 11.19%, 12.31% and 12.61% for the years 1997, 1996 and 1995, respectively.

                                          NET INTEREST INCOME

(In thousands)
-------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                                       1997     1996     1995     1994     1993
-------------------------------------------------------------------------------------------------------
Total interest income                                       $54,961  $52,859  $51,481  $47,724  $47,936
Taxable equivalent adjustment                                   833      876      910      962    1,025
                                                            -------------------------------------------
     Total interest income--fully taxable equivalent basis   55,794   52,735   52,391   48,686   48,961
Total interest expense                                       21,673   20,864   20,601   17,031   18,112
                                                            --------------------------------------------
     Net interest income--fully taxable equivalent basis    $34,121  $32,871  $31,790  $31,655  $30,849



                                      NET INTEREST MARGIN ANALYSIS

YEAR ENDED DECEMBER 31,                                                 1997      1996      1995
-----------------------------------------------------------------------------------------------------
Yield on interest earning assets                                        7.89%     7.77%     7.94%
Rate on interest bearing liabilities                                    3.93      3.84      3.94
                                                                       ------------------------------
Net interest rate spread                                                3.96      3.93      4.00
Effect of noninterest bearing sources of funds                           .86       .82       .81
                                                                       ------------------------------
Net interest margin                                                     4.82%     4.75%     4.81%
-----------------------------------------------------------------------------------------------------

NET INTEREST INCOME
The fundamental source of Southwest's earnings, net interest income, is defined as the difference between income on earning assets and the cost of funds supporting those assets. Significant categories of earning assets are loans and investment securities while deposits and borrowed funds represent the major component of interest bearing liabilities. The level of net interest income is primarily impacted by variations in the volume and mix of these assets and liabilities, as well as changes in the levels of interest rates.

Net interest income is presented on a taxable equivalent basis to enhance the comparability of assets with differing tax characteristics. This comparability is achieved through increasing interest income on tax-exempt assets by an amount equal to the federal income taxes which would have been paid had the income been fully taxable. As a result, a taxable equivalent adjustment based on the statutory income tax rate of 35% for the years 1995 through 1997 is shown in the table on the preceding page. The following discussion is based on results of a fully taxable equivalent basis.

Net interest income advanced to $34.121 million in 1997, a rise of $1.250 million (3.8%) after a $1.081 million (3.4%) increase in 1996 compared to a $135 thousand (less than one percent) rise in 1995. Growth in 1997 was driven by three factors: a higher yielding asset mix, improved net interest

(At this point in the 1997 Annual Report there appears a bar graph as set out in the following table.)


                  NET INTEREST INCOME
        (fully taxable equivalent, in millions)

93                $30.8
94                 31.7
95                 31.8
96                 32.9
97                 34.1


margin and growth in average earning assets. Growth in 1996 and 1995 was powered through a higher level of earning assets working in tandem with a higher yielding asset mix.

The table at the bottom of the preceding page illustrates the components of the net interest margin. The net interest margin is calculated as net interest income divided by average earning assets and represents the Corporation's net yield on its earning assets. The margin increased seven basis points to 4.82% in 1997 following a decline of six basis points to 4.75% in 1996 after remaining stable at 4.81% in 1995. The Corporation's net interest margin continues to compare favorably to our peer group (bank holding companies with assets between $500 million and $1 billion).

Net interest rate spread is the difference between the average yield earned on total interest earning assets and the average rate paid on total sources of funds. This spread rose to 3.96% in 1997, compared to 3.93% in 1996 and 4.00% in 1995.

Throughout 1997, market interest rates fluctuated in a relatively narrow band as continued growth and modest inflationary pressure kept the economy on a positive course.

Redeployment of funds into higher yielding asset categories helped to spur the rise in the yield on interest earning assets


                ANALYSIS OF YEAR-TO-YEAR CHANGES IN NET INTEREST INCOME*

(In thousands)                              1997/1996                                1996/1995
---------------------------------------------------------------------------------------------------------
                                        Increase/(decrease) in income/expense due to changes in:
                                  -----------------------------------------------------------------------
                                   Volume       Rate        Total          Volume      Rate       Total
                                  -----------------------------------------------------------------------
INTEREST EARNING ASSETS
Interest bearing deposits
 with banks                       $    (2)     $    2      $   -          $    -      $    (2)   $   (2)
Federal funds sold                   (468)         23        (445)           (464)       (164)     (628)
U.S. Treasury securities and
 obligations of U.S. government
 agencies and corporations         (1,048)       (133)     (1,181)            469         (18)      451
Obligations of states and
 political subdivisions               (42)        (43)        (85)           (104)        (35)     (139)
Equity and other securities             9          (1)          8               3          (7)       (4)
Loans                               3,623         139       3,762            2,798     (1,132)     1,666
                                                           -------                                -------
   Total interest earning assets    1,231         828       2,059            2,410     (1,065)     1,344

INTEREST BEARING LIABILITIES
NOW accounts                         (155)        (15)       (170)             (32)      (179)      (211)
Savings deposits                       85        (173)        (88)             (59)      (270)      (329)
Time deposits                         727         170         897            1,131       (452)       679
Federal funds purchased and
 securities sold under agreements
  to repurchase                        52          11          63              128        (11)       117
Federal Home Loan Bank advances       162         (55)        107               13         (6)         7
                                                            ------                                -------
   Total interest bearing
    liabilities                       313         496         809              800       (537)       263
                                                            ------                                -------

CHANGE IN NET INTEREST INCOME         918         332      $1,250            1,610       (528)    $1,081

* Changes in net interest income due to both volume and rate were combined with the changes of each based on their proportionate amounts. Amounts are calculated on a fully taxable equivalent basis.

At this point in the 1997 Annual Report is the following table which spans two pages. This table covers pages 36 and 37, respectively. It has been condensed for electronic filing purposes.


ANALYSIS OF NET INTEREST INCOME AND INTEREST YIELDS/RATES*

(In thousands)                                            1997
-------------------------------------------------------------------------------
                                              Average                Average
                                              balance   Interest  yields/rates
                                           ------------------------------------
USES OF FUNDS
Interest earning assets:
 Interest bearing deposits with banks       $     94    $      6      6.38%
 Federal funds sold                           12,452         677      5.44
                                            ---------------------
     Total money market investments           12,546         683      5.44
 U.S. Treasury securities and
  obligations of U.S. government
  agencies and corporations                  172,410<F1>  10,320      5.99
 Obligations of states and
  political subdivisions                      18,925<F1>   1,674      8.85
 Equity and other securities                   2,792<F1>     175      6.27
                                            ---------------------
     Total investment securities             194,127      12,169      6.27
 Loans                                       500,618      42,942      8.58
                                            ---------------------
     Total interest earning assets          $707,291      55,794      7.89%

SOURCES OF FUNDS
Interest bearing liabilities:
 NOW accounts                               $ 40,693         489      1.20%
 Savings deposits                            242,768       7,312      3.01
 Time deposits                               256,511      13,312      5.19
 Federal funds purchased and securities
  sold under agreements to repurchase          6,555         290      4.42
 Federal Home Loan Bank advances               4,928         270      5.48
                                            ---------------------
     Total interest bearing liabilities      551,455      21,673      3.93
Sources supporting interest earning
 assets on which interest is not paid        155,836         -
                                            ---------------------
     Total sources of funds                 $707,291     $21,673      3.07%
                                                         ------------------

NET INTEREST INCOME/YIELD ON INTEREST
 EARNING ASSETS                                          $34,121      4.82%

* Calculated on a fully taxable equivalent basis.
<F1>  Amounts exclude adjustments to fair value as required by FAS No. 115.



ANALYSIS OF NET INTEREST INCOME AND INTEREST YIELDS/RATES* (cont.)

(In thousands)                                            1996
-------------------------------------------------------------------------------
                                              Average                Average
                                              balance   Interest  yields/rates
-------------------------------------------------------------------------------
USES OF FUNDS
Interest earning assets:
 Interest bearing deposits with banks       $    126   $      6      5.56%
 Federal funds sold                           21,040      1,122      5.33
                                            -------------------
     Total money market investments           21,166      1,128      5.33
 U.S. Treasury securities and
  obligations of U.S. government
  agencies and corporations                  189,755<F1> 11,501      6.06
 Obligations of states and
  political subdivisions                      19,395<F1>  1,759      9.07
 Equity and other securities                   2,645<F1>    167      6.31
                                            -------------------
     Total investment securities             211,795     13,427      6.34
 Loans                                       458,449     39,180      8.55
                                            -------------------
     Total interest earning assets          $691,410     53,735      7.77%

SOURCES OF FUNDS
Interest bearing liabilities:
 NOW accounts                               $ 53,695        659      1.23%
 Savings deposits                            239,900      7,400      3.08
 Time deposits                               242,307     12,415      5.12
 Federal funds purchased and securities
  sold under agreements to repurchase          5,378        227      4.22
 Federal Home Loan Bank advances               2,147        163      7.59
                                            -------------------
     Total interest bearing liabilities      543,427     20,864      3.84
Sources supporting interest earning
 assets on which interest is not paid        147,983        -
                                            -------------------
     Total sources of funds                 $691,410    $20,864      3.02%
                                                        ------------------

NET INTEREST INCOME/YIELD ON INTEREST
 EARNING ASSETS                                         $32,871      4.75%

* Calculated on a fully taxable equivalent basis.
<F1>  Amounts exclude adjustments to fair value as required by FAS No. 115.

---------------------------------------------------------------------------------



ANALYSIS OF NET INTEREST INCOME AND INTEREST YIELDS/RATES* (cont.)

(In thousands)                                            1995
---------------------------------------------------------------------------------
                                              Average                Average
                                              balance   Interest  yields/rates
---------------------------------------------------------------------------------
USES OF FUNDS
Interest earning assets:
 Interest bearing deposits with banks      $    129    $      8        6.20%
 Federal funds sold                          29,502       1,750        5.93
                                            ------------------
     Total money market investments          29,631       1,758        5.93
 U.S. Treasury securities and
  obligations of U.S. government
  agencies and corporations                 182,059<F1>  11,050        6.07
 Obligations of states and
  political subdivisions                     20,531<F1)   1,898        9.24
 Equity and other securities                  2,600<F1>     171        6.58
                                            ------------------
     Total investment securities             205,190     13,119        6.39
 Loans                                       425,503     37,514        8.82
                                            ------------------
     Total interest earning assets          $660,324     52,391        7.94

SOURCES OF FUNDS
Interest bearing liabilities:
 NOW accounts                               $ 55,839        870        1.56%
 Savings deposits                            241,898      7,729        3.20
 Time deposits                               220,509     11,736        5.32
 Federal funds purchased and securities
  sold under agreements to repurchase          2,376        110        4.63
 Federal Home Loan Bank advances               1,973        156        7.91
                                            ------------------
     Total interest bearing liabilities      522,595     20,601        3.94
Sources supporting interest earning
 assets on which interest is not paid        137,729       -
                                            ------------------
     Total sources of funds                 $660,324    $20,601        3.13
                                                       --------------------

NET INTEREST INCOME/YIELD ON INTEREST
 EARNING ASSETS                                         $31,790        4.81%

* Calculated on a fully taxable equivalent basis.
<F1>  Amounts exclude adjustments to fair value as required by FAS No. 115.

by 12 basis points for the year. The rate on interest bearing liabilities also rose in 1997, increasing by nine basis points. This change in rate is attributable to the continued shift in the interest bearing deposit mix as customers registered preferences for higher yielding products, mainly time deposits.

The percentage contribution of noninterest bearing sources of funds to the net interest rate spread (commonly known as the free funds ratio) rose four basis points to 0.86%. This resulted from a rise in the percentage of interest earning assets funded by noninterest bearing sources of funds to 22.0% in 1997 from 21.4% in 1996. The improvement in the free funds ratio combined with the rise in the yield on earning assets were the principal factors in the expansion of the net interest margin year-to-year.

During 1996, continued deployment of funds into higher yielding earning assets helped to soften the decline in the yield on interest earning assets to 17 basis points for the year. The rate on interest bearing liabilities fell by only 10 basis points as the result of the shifting in mix to higher cost time deposits. This was the principal factor in the shrinkage of the net interest margin as the free funds component remained relatively unchanged year-to-year.

The table on page 35 shows how changes in average earning assets, interest bearing liabilities and average interest rates or yields effect net interest income. In 1997 and 1996 changes in volume were the principal contributors to the rise in net interest income.

The schedule on the preceding pages illustrate the Corporation's average daily balance of interest earning assets and interest earning liabilities together with the yields or rates associated with each asset or liability category.

Average earning assets rose $15.8 million (2.3%) which followed a $31.1 million (4.7%) increase in 1996.


NONINTEREST INCOME
Noninterest income advanced $481 thousand (9.2%) to $5.698 million in 1997, compared to a $228 thousand (4.6%) increase in 1996 and a $156 thousand (3.2%) rise in 1995. Growth in service charges on deposit accounts fueled the 1997 rise. The increase in 1996 was driven by growth in service charges on deposit accounts and other income; 1995 also benefited from a rise in service charges on deposit accounts as well as growth in trust income.

During 1997, trust income remained flat settling at $1.723 million following a $73 thousand (4.1%) decline in 1996 and a $134 thousand (8.0%) rise in 1995. Results for 1997 were affected by a lower level of fees recognized on estates which

(At this point in the 1997 Annual Report there appears a bar graph as set out in the following table.)


                     NONINTEREST INCOME
                       (in millions)

93               $4.6
94                4.8
95                5.0
96                5.2
97                5.7



more than offset increases in other categories. The decline in 1996 was principally due to a lower level of fees generated in the personal trust sector, while 1995 was favorably impacted from increased fees earned in the personal trust sector.

Service charges on deposit accounts are the most significant component of noninterest income amounting to 47.6% of the total. This category jumped $423 thousand (18.5%) in 1997 following increases of 4.3% in 1996 and 7.8% in 1995. During 1997 management undertook a comprehensive review of services provided and the fee structure for those services. As a result, adjustments were made to the fee structure which positively affected 1997 and which will have a greater impact in 1998 as the full year effect of these changes is realized. This category was also positively impacted by the introduction of the MasterMoneyTM (debit card) product which generated approximately $113 thousand of revenue for the year. The increase in 1996 was due primarily to growth in fees on relationship deposit products and improved collection of fees charged (mainly NSF fees). The prior year, 1995, also showed growth in relationship deposit products combined with increases in fees charged (NSF fees).

Other service charges and commissions remained relatively flat, rising only $18 thousand (2.8%)in 1997 following a rise of $5 thousand in 1996 compared to a decline of $147 thousand (18.6%)in 1995. During 1997, a higher level of letter of credit fee income in tandem with increased MasterCard (R) and Visa (R) fees earned (primarily merchant and interchange related) was partially offset by reduced fees earned on securities lending. The 1996 results were impacted by a rise in credit life insurance commissions recognized, offset by flat or declining activity in most other categories. The drop in 1995 was related to reduced fees recognized on mutual funds and annuity products combined with reduced credit life insurance commissions and a lower level of fees earned on securities lending.

Net security gains declined $57 thousand (18.9%) in 1997, due to a lower level of gains recognized on the sale of available for sale securities, compared to a rise of $196 thousand in 1996.

Other income rose $102 thousand (28.7%) in 1997 after remaining relatively flat in 1996 and 1995. Increased income recognized on a grantor trust for which the Bank is a beneficiary positively impacted 1997.

Noninterest income has grown at a compound growth rate of 5.7% over the last three years and enhanced performance in this category will continue to be a management focus.

NONINTEREST EXPENSE
Noninterest expense rose $1.239 million (5.7%) in 1997. Approximately $540 thousand of this increase represents major direct and indirect investments in organizational improvements and strategic initiatives designed to reposition the Corporation to operate more efficiently and effectively. Exclusive of these additional items noninterest expense growth would have been 3.2%.

The Corporation's efficiency ratio, which measures noninterest expense as a percent of noninterest income plus net interest income on a taxable equivalent basis rose only slightly to 57.6% in 1997 despite the increased level of expenditures. This compares to 57.0% in 1996 and 58.8% in 1995. This ratio, although higher for the year, still compares favorably to our peer groups' average ratio of 62.3% as of September 30, 1997. Control of expenses and optimum utilization of resources continue to be important objectives for management.

In 1996 noninterest expense rose $83 thousand (0.4%) due primarily to the drop in the deposit insurance premiums paid by the Bank. Exclusive of this item, noninterest expense growth was 2.9%.

During 1995 noninterest expense fell $198 thousand (0.9%), due principally to the significant drop in deposit insurance premiums paid by the Bank. Exclusive of this item, noninterest expense would have risen 2.2%.

Salaries and employee benefits rose $471 thousand (4.4%) in 1997 after a $100 thousand (0.9%) rise in 1996 compared to a $308 thousand (3.0%) rise in 1995. The increase in 1997 is due mainly to normal merit increases and the addition of two full-time equivalent employees. Also impacting 1997 were higher employee benefit costs due principally to increased health care premiums.
The rise in 1996 was due to normal merit increases, offset by the increase in the deferral of expenses due to increasing loan volume and changing loan mix. The rise in 1995 was due to normal merit increases offset partially by reduced health care costs.

Net occupancy expense declined $40 thousand (2.1%) in 1997 following a $186 thousand (10.6%) increase in 1996 and a $49 thousand (2.9%) rise in 1995. A lower level of expenditures in several facilities management categories was reflected in 1997 as 1996 included higher than normal costs due to the severe winter weather experienced. Also impacting 1996 was a reduction in rental income as well as expenses associated with a new location and branch renovation. Normal increases for the various costs of facilities management were included in 1995.

Equipment expenses and data processing fees rose $221 thousand (6.8%) in 1997 compared to a $51 thousand rise

(At this point in the 1997 Annual Report there appears a bar graph as set out in the following table.)

                NONINTEREST EXPENSE
                   (in millions)
93              $21.4
94               21.8
95               21.6
96               21.7
97               22.9


in 1996 following a $59 thousand dip in 1995. In 1997, data processing fees accounted for the increase due to the roll out of several new products and services, most notably the MasterMoney CardTM (debit card) which accounted for $127 thousand of the year to year rise. In 1996, data processing fees remained flat as equipment expenses rose 3.9% due to costs associated with the two locations aforementioned. The decrease in 1995 was the result of reduced equipment expenses as data processing fees remained unchanged.

FDIC insurance expense decreased $120 thousand (55.6%) in 1997, following substantial drops of $527 thousand (70.9%) and $653 thousand (46.8%) in 1996 and 1995, respectively.

The reduction in 1997 stemmed from the elimination of the Bank Insurance Fund
(BIF) and Savings Association Insurance Fund (SAIF) premiums. However, the Deposit Insurance Fund Act (DIFA) of 1996 authorized payments to the Financing Corporation (FICO), based on assessments to both the BIF and SAIF funds to be paid, as applicable, by all insured institutions. Future assessment rates will be based on capital levels and bank regulatory ratings as required by the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA). Included in 1996 expense was an assessment under DIFA relating to banks that have deposits of acquired thrift institutions. The Bank was assessed $162 thousand related to the deposits of Atlantic Financials Latrobe branch which was acquired from the Resolution Trust Corporation in 1991.

Other expenses rose $656 thousand (13.5%) following an increase of $227 thousand (4.9%) in 1996 and a rise of $122 thousand (2.7%) in 1995. The rise in 1997 is due primarily to increased consulting fees, up $296 thousand, mainly associated with the organizational realignment. Other factors include increased other services, up $104 thousand, higher core deposit amortization expense, up $75 thousand, increased communications expense, up $57 thousand and higher Pennsylvania Shares Tax expense, up $51 thousand. The increase in 1996 resulted from the following: increased correspondent bank service charges, up $58 thousand, increased postage and communications expenses, up $53 thousand, higher Pennsylvania Shares Tax expense, up $46 thousand and the return to more normal activity regarding OREO expense.

The rise in 1995 was due primarily to higher marketing expenditures, up $135 thousand, related to promotional efforts regarding the relocation of a branch office and certain loan and deposit products.

FEDERAL INCOME TAXES
The Corporation's federal income tax expense declined to $3.809 million in 1997 compared to $4.092 million in 1996 and $3.754 million in 1995. The effective tax rates for the Corporation of 29.7% in 1997, 29.9% in 1996 and 29.2% in 1995 were less than the statutory federal income tax rate of 35.0% in all three years. This difference was primarily the result of the tax exempt status of interest income on obligations of state and political subdivisions, excludable dividend income and tax benefits associated with low income housing tax credit projects.

DIVIDENDS
Cash dividends paid amounted to $4.044 million in 1997, $3.870 million in 1996 and $3.629 million in 1995. On a per common share basis, they were $1.31
(7.4% rise)in

(At this point in the 1997 Annual Report there appears a bar graph as set out in the following table.)


               CASH DIVIDENDS
                 (per share)
93             $0.98
94              1.08
95              1.14
96              1.22
97              1.31


1997, $1.22 (7.0% rise) in 1996 and $1.14 (5.6% rise) in 1995. The continued
increase in the return to shareholders reflects the Corporations strong capital position. The dividend payout ratio was 44.91% in 1997, 40.27% in 1996 and 40.15% in 1995. Our ratio has compared favorably to our peer group over the last three years, staying above the 80th percentile.

The continued growth in cash dividends reflects a trend of uninterrupted increases spanning the last 39 years by the Corporation and its predecessors. Management continues to be committed to delivering maximum return to our shareholders and building shareholder value. Actions taken in 1997 to enhance shareholder value include returning excess capital to shareholders through increased dividends and the repurchase of common stock.

                                   STOCK PRICES

The Corporation lists its common stock on The Nasdaq Stock MarketSM under the symbol SWPA. Currently the following firms are registered with NASD as market makers for the Corporations common stock:

Ferris, Baker, Watts Inc.;
F.J. Morrissey & Co., Inc.;
Herzog, Heine, Geduld, Inc.;
Legg Mason Wood Walker, Inc.;
Sandler O'Neill & Partners; and
Wheat First Securities Inc.

The table to the right lists the bid prices during the periods presented; these do not necessarily reflect prices in actual transactions.

(At this point in the 1997 Annual Report there appears a bar graph as set out in the following table.)


                 BOOK VALUE
                 (per share)
93             $20.62
94              21.33
95              24.27
96              25.57
97              26.91


                                   1997                   1996
--------------------------------------------------------------------
                              High      Low          High      Low
First
quarter                     $46       $41 1/2      $35 1/2    $33

Second
quarter                      44 1/4    41 3/4       35 1/2     31

Third
quarter                      48 1/2    42 3/4       37         31 1/2

Fourth
quarter                      55 3/4    44 1/2       46 1/4     36 1/2


                          FINANCIAL CONDITION
OVERVIEW
On average, the Corporation continued to experience growth in 1997, although declining deposit balances in the latter portion of the year caused total footings at December 31, 1997 to fall below the prior year-end. Total average assets reached $743.1 million, up $15.2 million (2.1%) over the record level achieved in 1996. Average loans rose sharply, up $42.2 million (9.2%), which made a positive contribution to the net interest margin. Average investments dropped $26.3 million (11.3%) compared to 1996 as proceeds from maturities provided the bulk of the funding to support loan growth. Funds were provided to a lesser extent by an $8.3 million (1.3%) rise in average deposits, a $4.0 million (52.6%) rise in average borrowings and a $2.4 million (3.1%) increase to average shareholders equity.

INVESTMENTS

The investment portfolio is comprised of available for sale and held to maturity securities as well as money market instruments. During 1997, the average portfolio outstanding dropped $26.3 million (11.3%) compared to a rise of just $69 thousand in 1996.

In 1997 funds from the maturities of investments were used to fund the substantial rise in loans as deposit growth lagged. In 1996 funds from maturities of investments were not required to the same degree to fund loan growth since the growth in deposits was available for that use. Average investments represented 29% and 34% of total earning assets in 1997 and 1996 and continues a declining trend.

The table on the following page shows the breakdown of securities available for sale and securities held to maturity at December 31, 1997, 1996 and 1995. The primary purpose of the investment function at the Bank is to insure liquidity and management of interest rate risk incurred, while concurrently maintaining the loan to deposit ratio within acceptable guidelines. During the last three years, the Bank has pursued a strategy of acquiring securities that maintain the portfolios weighted average maturity in the two year or less range.

The Corporation's policy for investment security classification has designated as available for sale the entire U.S. Treasury securities portfolio, the U.S. government agencies and corporations portfolio, excluding agency-issued real estate mortgage investment conduits (REMICS), and the entire equity securities portfolio. The REMIC portion of the U. S. government agencies and corporations portfolio comprises the held to maturity portfolio. The unrealized gain (net of tax) on securities classified as available for sale at December 31, 1997 ($524 thousand) was reflected as a separate component of shareholders equity.

At December 31, 1997, the market value of the entire portfolio was above the amortized cost by $614 thousand compared to December 31, 1996 when the market value was below the amortized cost by $273 thousand. The weighted average maturity of the investment portfolio is 1.61 years as of December 31, 1997 compared to 2.12 years as of December 31, 1996. The weighted average maturity has remained relatively short to insure adequate liquidity and to capitalize on potential changes in the interest rate environment. The table on the following page shows the maturity distribution of the investment portfolio.

                                     INVESTMENT SECURITIES


(In thousands)
-------------------------------------------------------------------------------
DECEMBER 31,                                      1997       1996       1995
-------------------------------------------------------------------------------
Securities available for sale:<F1>
 U.S. Treasury securities                       $ 41,935   $ 62,014   $ 71,240
 Obligations of U.S. government agencies and
  corporations                                    45,503     50,434     44,951
 Obligations of states and political
  subdivisions                                    18,200     19,887     19,436
 Equity securities                                 2,843      2,663      2,589
                                                -------------------------------
     Total securities available for sale         108,481    134,998    138,216
Securities held to maturity:
 Obligations of U.S. government agencies and
  corporations                                    49,817     62,067     71,991
                                                -------------------------------
     Total investment securities                $158,298   $197,065   $210,207

<F1>
Amounts exclude adjustments to fair value as required by FAS No. 115.

                MATURITY DISTRIBUTION OF INVESTMENT SECURITIES


(In thousands)
---------------------------------------------------------------------------------------------------------
                                                    After 1       After 5
December 31, 1997                     Within 1    but Within    but Within     After    No Fixed
Amounts maturing:                       Year       5 Years       10 Years    10 Years   Maturity   Total
---------------------------------------------------------------------------------------------------------
Securities available for sale:<F1>
 U.S. Treasury securities           $35,012     $  6,923      $   -         $  -     $   -      $ 41,935
 Obligations of U.S. government
  agencies and corporations             -         35,003       10,500          -         -        45,503
 Obligations of states and
  political subdivisions                -         10,180        6,528        1,492       -        18,200
 Equity securities                      -            -            -            -      2,843        2,843
                                    ---------------------------------------------------------------------
     Total securities available
      for sale                       35,012       52,106       17,028        1,492    2,843      108,481

Securities held to maturity:
 Obligations of U.S. government
  agencies and corporations             -          7,771       40,802        1,244      -         49,817
                                   ----------------------------------------------------------------------
     Total investment securities    $35,012     $ 59,877      $57,830       $2,736   $2,843     $158,298
                                   ----------------------------------------------------------------------
Weighted average yields*               5.06%        6.69%        6.08%        6.27%    6.57%        6.10%


*Calculated on a fully taxable equivalent basis. The weighted average yields are based on book value and effective yields weighted for the scheduled maturity of each security.

<F1>Amounts exclude adjustments to fair value as required by FAS No. 115.


LOANS
Average loans continued the trend of planned growth in 1997 rising $42.2 million (9.2%) following a $32.9 million (7.7%) rise in 1996. Management's lending strategy stresses quality growth, diversified by product and industry. This tenet will continue to provide the foundation in management's strategic objective to generate improved earning asset yields by building loan volume.

Changes in the composition of the loan portfolio in 1997 included increases of $9.6 million in commercial loans, $17.5 million in real estate mortgages and a slight decline of $1.0 million in consumer loans. The major emphasis for the year was in the commercial sector, both in the commercial and industrial categories and the commercial real estate areas as we were able to successfully capitalize on opportunities in these segments. Lending activity in 1996 emphasized the commercial real estate and consumer installment sectors. The table on the following page presents the components of the loan portfolio at December 31 for each of the last five years. The Bank's loan portfolio represents loans to businesses and consumers in our western Pennsylvania market area rather than borrowers in other areas of the country or other nations. The Bank has not concentrated its lending activities in any industry or group.

The commercial loan portfolio grew in 1997, up $9.6 million (15.0%) after increasing $2.0 million (3.2%) in 1996. The rise in 1997 is due to management's strategy to grow this segment by offering additional products such as asset-based loans and cash management services in response to our customers' needs. The Bank continues to focus on small to medium-size businesses within our market area. Also, the Bank seeks to diversify risk in this portfolio by closely monitoring industry concentration and portfolios to ensure that it does not exceed established guidelines for lending. Commercial loans rose
$2.0 million in 1996 as increases in the commercial and industrial sector were partially offset by a decline in the municipal loan portfolio. Commercial loans represented 14% of the total loan portfolio in 1997, unchanged from 1996.

Loans collateralized by real estate rose $17.5 million (6.4%) in 1997, building on a $23.3 million (9.4%) increase in 1996. This growth was the result of a $2.4 million (16.0%) increase in the construction and land development portfolio coupled with increases in the residential portfolio of $5.4 million (2.8%) and the commercial sector of $9.7 million (14.8%). The positive economic news and stable rate structure during the year helped to fuel the demand in all three sectors. Although commercial real estate loans can be an area of higher risk, management believes these risks have been mitigated by limiting the concentrations in the portfolio, rigorous underwriting standards and lending within our market area. The growth in 1996 resulted from increases in all three sectors as well, with increases of $5.1 million (50.9%), $5.3 million (2.8%) and $13.0 million (24.6%)

(At this point in the 1997 Annual Report there appears a bar graph as set out in the following table.)


                        LOANS
                (average in millions)
93               $357
94                389
95                426
96                458
97                501


in the construction and land development, residential and commercial segments, respectively. The ratio of real estate mortgages to the total loan portfolio remained at 56%, unchanged from December 31, 1996.

Consumer loans were relatively flat, declining $1.0 million (less than one percent) in 1997 compared to a sizeable increase of $15.5 million (11.3%) in 1996. Credit quality and profitability issues led management to de-emphasize indirect automobile lending in the latter portion of 1997. The decision to scale back this business segment as of year-end 1997 will allow management to redeploy resources to the remaining consumer and other loan segments where opportunities for quality growth exist. In 1996, strong consumer demand in the latter half of the year helped to spur the rise in this category. Consumer loans fell slightly to 30% of total loans at December 31, 1997 compared to 31% at December 31, 1996.

                                        LOANS

(In thousands)
-------------------------------------------------------------------------------
DECEMBER 31,                    1997       1996      1995      1994      1993
-------------------------------------------------------------------------------
Commercial                    $ 73,401   $ 63,752  $ 61,781  $ 37,662  $ 38,944

Real estate mortgages:
 Construction and land
  development                   17,435     15,009     9,945    11,073     5,147
 Residential                   196,701    191,348   186,090   179,485   171,153
 Commercial                     75,717     66,025    53,003    51,424    47,538
                              -------------------------------------------------
     Total                     289,853    272,382   249,038   241,982   223,838

Consumer                       152,180    153,054   137,577   133,246   108,454
                              -------------------------------------------------
     Total loans, net of
      unearned income         $515,434   $489,188  $448,396  $412,890  $371,236



      LOAN MATURITY DISTRIBUTION AND INTEREST SENSITIVITY OF COMMERCIAL LOANS

(In thousands)
-------------------------------------------------------------------------------
                             Due in 1     Due After 1 Year   Due After
December 31, 1997          Year or Less   Through 5 Years     5 Years    Total
-------------------------------------------------------------------------------
Predetermined interest
 rates                     $12,874        $ 8,658            $1,468     $23,000
Floating interest rates     49,862            207               332      50,401
                           ----------------------------------------------------
     Total                 $62,736        $ 8,865            $1,800     $73,401


RESERVE FOR POSSIBLE LOAN LOSSES
The reserve for possible loan losses totaled $6.166 million at December 31, 1997, up $256 thousand (4.3%) from the $5.910 million reported at December 31, 1996. The reserve as a percent of loans at year-end dropped slightly settling at 1.20% in 1997 compared to 1.21% in 1996. Credit quality ratios declined from 1996 to 1997, despite the higher provision recorded during the year, which more than offset the higher level of net charge-offs. The reserve as a percent of nonperforming loans at December 31, 1997 was 179.51% compared to 362.58% at year-end 1996.

Net loan charge-offs for 1997 were $2.967 million, an increase of $1.426 million (92.5%) after rising $704 thousand (84.1%) in 1996. This rise is the direct result of higher consumer loan charge-offs, particularly in the indirect automobile portfolio which represented $1.331 million or approximately 50% of this category. The credit quality and performance of the remainder of the loan portfolio continues to be satisfactory and reserves remain adequate. Net loan charge-offs as a percent of average loans also rose from 0.34% in 1996 to 0.59% in 1997. A five-year analysis of the Banks reserve for possible loan losses is presented below.

Credit quality continues to be a major focal point of the Bank and a reserve for possible loan losses is maintained at a level which, in managements judgment, is adequate to absorb future losses inherent in the loan portfolio. Management reviews the adequacy of the reserve on a quarterly basis. For analytical purposes, this methodology considers loan portfolio trends; historical loan loss experience; identified credit problems and their exposure; investment and anticipated economic conditions; and past due loans. Management believes there is no concentration of loans that contain an abnormal element of risk. The level of loan losses can vary from period to period due to size and number of individual loans that may require charge-offs and the effects of changing conditions. As a result, there can be no guarantee that the level of the loan loss provision will not be increased by the Bank.


           ANALYSIS OF THE RESERVE FOR POSSIBLE LOAN LOSSES

(In thousands)
-------------------------------------------------------------------------------
                                      1997     1996     1995     1994     1993
--------------------------------------------------------------------------------
Balance at beginning of year        $ 5,910  $ 5,651  $ 5,038  $ 4,451  $ 3,538
Provision for possible loan losses    3,223    1,800    1,450    1,560    1,597
Losses:
  Commercial                           (290)     (44)     (13)     (19)     (20)
  Real estate mortgages                 (68)     (21)     (58)     (87)    (126)
  Consumer                           (3,302)  (2,064)  (1,415)  (1,397)  (1,173)
                                    --------------------------------------------
     Total                           (3,660)  (2,129)  (1,486)  (1,503)  (1,319)

Recoveries:
  Commercial                             70        2       22       25       32
  Real estate mortgages                   4       28       73       26       81
  Consumer                              619      558      554      479      522
                                    --------------------------------------------
     Total                              693      588      649      530      635
                                    --------------------------------------------
     Net loan charge-offs            (2,967)  (1,541)    (837)    (973)    (684)
                                    --------------------------------------------
Balance at end of year              $ 6,166  $ 5,910  $ 5,651  $ 5,038  $ 4,451
                                    --------------------------------------------
Total loans:
  Average                          $500,618 $458,449 $425,503 $388,680 $357,307
  At December 31                    515,434  489,188  448,396  412,890  371,236

As a percent of average loans:
  Net loan charge-offs                  .59%     .34%     .20%     .25%     .19%
  Provision for possible loan
   losses                               .64      .39      .34      .40      .45
  Reserve for possible loan
   losses                              1.23     1.29     1.33     1.30     1.25
Reserve as a percent of loans at
 December 31                           1.20     1.21     1.26     1.22     1.20
Reserve as a percent of
 nonperforming loans at
  December 31                        179.51   362.58   414.60   407.61   294.57
Reserve as a multiple of net loan
 charge-offs                           2.08X    3.84X    6.75X    5.18X    6.51X


NONPERFORMING ASSETS
Nonperforming assets are assets on which revenue recognition has been discontinued or is restricted. Nonperforming assets include both nonperforming loans and acquired property, principally Other Real Estate Owned (OREO), obtained in the collection effort on loans. Nonperforming loans include nonaccrual loans. Nonaccrual loans comprise loans on which the accrual of interest has been discontinued. Commercial and mortgage loans are placed in nonaccrual status when either principal or interest exceeds 90 days past due unless the loan is well-secured and in the process of collection. Nonaccrual loan balances are included in the loan category on the balance sheet.

The schedule below presents nonperforming assets and past due loans at December 31 for each of the last five years. Nonperforming assets rose $1.937 million (108.6%) in 1997, primarily due to a rise in nonaccrual loans compared to a $295 thousand (19.8%) increase in 1996. All nonperforming assets are secured and losses have been recognized, as appropriate, in establishing the reserve for possible loan losses. The ratio of nonperforming assets to period-end loans, OREO and other repossessions, rose to 0.72% at year-end
1997 from 0.36% at December 31, 1996.

Nonaccrual loans increased $1.805 million in 1997 after rising $267 thousand in 1996. This rise in nonaccrual loans is mainly due to the Bank establishing a consumer mortgage nonaccrual category. Major principal losses on these loans are not anticipated due to the underlying collateral values. The interest income forgone on these loans has not been significant, even though it rose to $208 thousand in 1997 compared to $73 thousand in 1996. Management recognizes the negative impact of nonaccrual loans on income and continues to diligently work towards their reduction.

OREO and other repossessions increased in the aggregate $132 thousand following a $28 thousand rise in 1996. Loans past due 90 days or more declined $144 thousand (7.2%) after rising $473 thousand (31.0%) in 1996. This decline in 1997 is the result of Southwest improving its loan collection and recovery efforts. The ratio of nonperforming loans and loans past due 90 days or more, in the aggregate, to period-end loans rose to 1.03% at year-end 1997, up from 0.74% at year-end 1996. Although this ratio has risen, comparisons to our peer group still remain favorable.


                                 NONPERFORMING ASSETS AND PAST DUE LOANS

(In thousands)
-------------------------------------------------------------------------------
DECEMBER 31,                        1997     1996     1995     1994     1993
-------------------------------------------------------------------------------
Nonperforming loans:
 Nonaccrual loans                 $3,435   $1,630   $1,363   $1,236   $1,511
Other real estate owned              162       85       59      136      496
Other repossessions                  123       68       66       29        2
                                  ---------------------------------------------
     Total nonperforming assets   $3,720   $1,783   $1,488   $1,401   $2,009
                                  ---------------------------------------------
Nonperforming loans to
 period-end loans                    .67%     .33%     .30%     .30%     .41%
Nonperforming assets to period-
 end loans, other real estate
 owned and other repossessions       .72      .36      .33      .34      .54
-------------------------------------------------------------------------------
Loans past due 90 days or more    $1,858   $2,002   $1,529   $  893   $  901
                                  ---------------------------------------------
Loans past due 90 days or more
 to period-end loans                 .36%     .41%     .34%     .22%     .24%


DEPOSITS
Average deposits rose $8.3 million (1.3%) in 1997 compared to a $22.8 million (3.7%) increase in 1996. During the latter half of 1997, deposits actually declined. Although registering a rise on average for the year, balances had fallen back slightly below 1996 year-end levels. The entire banking industry continues to experience slow growth in deposits due principally to the flow of funds into mutual funds and other investment options that compete with bank deposits. The composition of deposits continued the trend of the last several years and continued to shift in mix during 1997. Time deposits rose which were offset by outflows from NOW accounts. Depositors continue to display a preference for longer-term accounts bearing higher interest rates which resulted in growth of time deposits with maturities in the 12 to 15 month range. Average time deposits increased $14.2 million (5.9%) after a jump of $21.8 million (9.9%) in

At this point in the 1997 Annual Report there appears a bar graph as set out in the following table.)


              DEPOSITS
        (averages in millions)
93            618
94            623
95            615
96            637
97            646


1996. Savings deposits, on average, rose only $2.9 million (1.2%) compared to the decline of $2.0 million (less than one percent) recorded in 1996. NOW accounts dropped on average $13.0 million (24.2%) after declining $2.1 million (3.8%) in 1996. Average demand deposits grew $4.2 million (4.1%) year-to-year rising $5.1 million (5.3%) in 1996. Demand deposit growth has helped to offset a portion of the rise in time deposits. Time deposits continued to increase as a percentage of average deposits rising to 40% during 1997, up from 38% in 1996. This has had a negative impact on the Bank's cost of funds. The Bank's reliance on time deposits of $100 thousand or more as a source of funds is minimal. At December 31, 1997, they amounted to only 4.3% of total deposits. The composition of average interest bearing deposits to total deposits remained unchanged over the last two years at 84%. Noninterest bearing deposits were 16% in both years.

LIQUIDITY MANAGEMENT AND INTEREST RATE SENSITIVITY
Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates and equity prices. Southwest's market risk is composed mainly of interest rate risk. The Corporation's Asset/Liability Team (ALT) is responsible for reviewing the interest rate sensitivity position of the Corporation and establishing policies to monitor and limit exposure to interest rate risk. The guidelines established by ALT are approved by the Executive Committee of the Corporation's Board of Directors.

The principal objective of asset/liability management is to maximize levels of net interest income while maintaining acceptable levels of interest rate risk and facilitating the Corporation's funding requirements. Maintenance of adequate liquidity by the Corporation is required to provide the funds necessary to meet customer credit needs and satisfy depositor withdrawal requirements. The Corporation takes a unified approach to management of liquidity, capital and interest rate risk through its Asset and Liability Management (ALM) process.

ALM has identified several sources for liquidity management. First and foremost is the Bank's core deposit base, due to the long-term relationship with depositors. Substantial internal funding can also be derived from the Bank's investment portfolio. The portfolio provides liquidity through the sale of available for sale securities and cash flows derived from maturities.
In addition to internal funding, the Bank has numerous external funding sources. These sources provide ample funding to meet both short and long-term needs.

Interest rate risk is monitored through the use of two complementary measures: interest sensitivity analysis (static gap analysis) and earnings simulation modeling. While each interest rate risk measurement has limitations, taken together they represent a reasonably comprehensive view of the magnitude of interest rate risk in the Corporation, the distribution of risk along the yield curve, the level of risk through time and the amount of exposure to changes in certain interest rate relationships.

The interest sensitivity table on the following page measures the amount of repricing risk embedded in the balance sheet at a point in time. It does so by comparing the difference in the repricing characteristics of assets and liabilities. A "gap" is defined as the difference between the principal amount of assets and liabilities which reprices within a specified time period.

The cumulative gap at the one-year repricing period was asset sensitive in the amount of $44.4 million or 6.33% of earning assets. Generally, an asset sensitive gap indicates rising interest rates could positively affect net interest income and falling rates could negatively affect net interest income. Assets and liabilities with similar contractual repricing characteristics, however, may not reprice at the same time or to the same degree. As a result, the Corporation's static interest rate sensitivity gap position may not accurately predict the impact of changes in general levels of interest rates or net interest income.

Management believes that interest rate risk is best measured by earnings simulation modeling, which forecasts net interest income under a variety of scenarios that incorporate changes in the absolute level of interest rates, changes in the shape of the yield curve and changes in interest rate relationships. Management evaluates the effects on income of alternative interest rate scenarios against a base line scenario. This type of analysis is also useful in determining the short-term earnings exposure to changes in customer behavior involving loan payments and deposit additions and withdrawals. The dynamic simulation model also includes assumptions about how the balance sheet is likely to evolve through time, in different interest rate environments. Loan and deposit growth assumptions are derived from historical analysis and managements consensus outlook, as are the assumptions used to project yields and rates for loans and deposits. All maturities, calls and prepayments on the securities portfolio are assumed to be reinvested in loans or investment securities with maturities in the two to five year range. Mortgage loan prepayment assumptions are developed from historical and projected activity. Deposit growth rates and pricing are assumed to follow historical patterns. The sensitivities of key assumptions are reviewed and revised as necessary on a continual basis by ALT.

The Corporation monitors exposure to a gradual change in interest rates of 200 and 300 basis points up or down over a rolling 12 month period. From time to time the model horizon is expanded to a 36 month period. The Corporation's policy limit for the maximum negative variance on net interest income during the 12 months of simulation is 5.0% and 7.0% for a gradual change of two and three percentage points respectively. Management has maintained a risk position well within the policy guideline range.

The following table illustrates the simulated impact of a gradual 200 basis point or 300 basis point upward or downward movement in interest rates on net interest income. The impact of the rate movements was developed by simulating the effect of rates changing over a twelve month period from December 31, 1997 levels.

                 INTEREST RATE SIMULATION SENSITIVITY ANALYSIS
----------------------------------------------------------------------------------------------------
                                         Movements in interest rates from December 31, 1997, rates:
----------------------------------------------------------------------------------------------------
                                                   Increase                  Decrease
Simulated impact in the next 12 months             --------                  --------
  compared with December 31, 1997          +200 bp       +300 bp         -200 bp  -300 bp
                                         -----------------------------------------------------------
Net interest income increase (decrease)     3.5%          5.1%            (3.3%)  (4.9%)


(In the 1997 Annual Report the following table spans across the page. It has been modified for electronic filing purposes.)


                                      INTEREST SENSITIVITY ANALYSIS
(In thousands)
--------------------------------------------------------------------------------
                                                    After 3        After 6
DECEMBER 31, 1997                    Within        but Within     Months but
Rate sensitive:                     3 Months        6 Months    Within 1 Year
--------------------------------------------------------------------------------
Earning assets:
 Money market investments          $ 27,055        $    -        $    -
 Investment securities               17,122          22 284        23,542
 Loans                              210,191          27,329        26,571
                                   ---------------------------------------
     Total earning assets           254,368          49,613        50,113
Interest bearing liabilities:
 Deposits*                          159,968          54,115        86,069
 Securities sold under agreements
  to repurchase                      4,531              -             -
 Federal Home Loan Bank advances     5,000              -             -

     Total interest bearing        ---------------------------------------
      liabilities                   169,499          54,115        86,069
Sources supporting interest
 earning assets on which interest
  is not paid                           -               -             -
                                   ---------------------------------------
     Interest sensitivity gap      $ 84,869        $ (4,502)     $(35,956)
                                   ---------------------------------------
Cumulative gap                     $ 84,869        $ 80,367       $44,411
Ratio of cumulative gap to total
 earning assets                      12.10%          11.45%         6.33%

*Management has estimated, based on historical analysis, that savings deposits in total are approximately 40% sensitive to interest rate changes. In order to provide a more accurate one-year gap position, these deposits were distributed in the appropriate repricing time frames, based on their sensitivity to market rates.


                        INTEREST SENSITIVITY ANALYSIS (cont.)

(In thousands)
-------------------------------------------------------------------------------
                                   Over 1 Year and
DECEMBER 31, 1997                    Noninterest
Rate sensitive:                        Sensitive                    Total
-------------------------------------------------------------------------------
Earning assets:
 Money market investments               $    -                   $ 27,055
 Investment securities                    96,156                  159,104
 Loans                                   251,343                  515,434
                                        ----------------------------------
     Total earning assets                347,499                  701,593
Interest bearing liabilities:
 Deposits*                               232,574                  532,726
 Securities sold under agreements
  to repurchase                              -                      4,531
 Federal Home Loan Bank advances             -                      5,000

     Total interest bearing             ----------------------------------
      liabilities                        232,574                  542,257
Sources supporting interest
 earning assets on which interest
  is not paid                            159,336                  159,336
                                        ----------------------------------
     Interest sensitivity gap           $(44,411)                $   -
                                        ----------------------------------
Cumulative gap                          $    -
Ratio of cumulative gap to total
 earning assets

*Management has estimated, based on historical analysis, that savings deposits in total are approximately 40% sensitive to interest rate changes. In order to provide a more accurate one-year gap position, these deposits were distributed in the appropriate repricing time frames, based on their sensitivity to market rates.

                     CAPITAL RESOURCES

CAPITAL RESOURCES
The Corporation's capital management objectives are to maintain a strong capital base in excess of all regulatory guidelines while also maximizing shareholders' value. Shareholders' equity at December 31, 1997 was $82.5 million, rising $2.3 million (2.9%) above year-end 1996, which followed a rise of $3.0 million (3.8%) from year-end 1995 to December 31, 1996. A strong capital base provides the Corporation with a foundation to expand lending, to protect depositors and to provide for growth as opportunities for expansion may arise; however, management has no current plans for any acquisitions. Shareholders' equity includes unrealized gains on securities available for sale, net of tax, of $524 thousand and $120 thousand at December 31, 1997 and December 31, 1996 respectively.

During 1996 the Corporations Board of Directors authorized the repurchase of 150,000 shares of the Corporation's outstanding common stock, an amount which represented less than 5% of the outstanding shares. This program continues to progress with approximately 116,000 shares purchased through year-end 1997.

Federal Regulators have adopted a capital-based supervisory system for all financial institutions. If a financial institutions capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. The system categorizes a financial institutions capital position into one of five categories, ranging from well capitalized to critically undercapitalized. For an institution to qualify as well capitalized, its Tier 1, total and leverage capital ratios must be at least
6%, 10% and 5%, respectively. At December 31, 1997, the Bank's ratios substantially exceeded those requirements. Tier 1 and total capital are expressed as a percentage of risk-adjusted assets, which include various credit risk-weighted percentages of on-balance sheet assets, as well as off-balance sheet exposures. The leverage capital ratio evaluates capital adequacy on the basis of Tier 1 capital to quarterly average total assets, as reported on the Corporation's regulatory financial statements, net of the loan loss reserve, goodwill and certain other intangibles.

The Tier 1 capital to risk-weighted assets ratio was 16.23% on December 31, 1997 compared to 16.46% reported at year-end 1996. The total capital to risk-weighted assets ratio was 17.45% at year-end 1997, down slightly from the 17.68% at December 31, 1996. The leverage capital ratio was 11.10% at December 31, 1997, up from the 10.87% reported at December 31, 1996. In accordance with regulatory guidelines, these ratios do not include net unrealized gains or losses on securities available for sale under FAS
No. 115.


                                 SUPPLEMENTARY FINANCIAL DATA

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31,                1997     1996     1995     1994    1993
--------------------------------------------------------------------------------
(In thousands, except per share amounts)
INTEREST INCOME
Interest and fees on loans           $42,681  $38,902  $37,250  $32,172 $30,417
Interest on money market investments     683    1,128    1,758    1,212   1,057
Interest and dividends on
 investment securities                11,597   12,829   12,473   14,340  16,462
                                     -------------------------------------------
     Total interest income            54,961   52,859   51,481   47,724  47,936

INTEREST EXPENSE
Interest on deposits                  21,113   20,474   20,335   16,962  18,075
Interest on federal funds purchased
 and securities sold under
  agreements to repurchase               290      227      110       33      37
Interest on Federal Home Loan Bank
 advances                                270      163      156       36      -
                                     -------------------------------------------
     Total interest expense           21,673   20,864   20,601   17,031  18,112
                                     -------------------------------------------
     Net interest income              33,288   31,995   30,880   30,693  29,824
Provision for possible loan losses     3,223    1,800    1,450    1,560   1,597
                                     -------------------------------------------
     Net interest income after
      provision for possible loan
       losses                         30,065   30,195   29,430   29,133  28,227

NONINTEREST INCOME
Trust income                           1,723    1,728    1,801    1,667   1,551
Service charges on deposit accounts    2,711    2,288    2,194    2,035   2,035
Other                                  1,264    1,201      994    1,131     980
                                     -------------------------------------------
     Total noninterest income          5,698    5,217    4,989    4,833   4,566

NONINTEREST EXPENSE
Salaries and employee benefits        11,250   10,779   10,679   10,371   9,693
Other                                 11,699   10,931   10,948   11,454  11,713
                                     -------------------------------------------
     Total noninterest expense        22,949   21,710   21,627   21,825  21,406
                                     -------------------------------------------
Income before income tax expense      12,814   13,702   12,792   12,141  11,387
Income tax expense                     3,809    4,092    3,754    3,535   3,285
                                     -------------------------------------------

NET INCOME                           $ 9,005  $ 9,610  $ 9,038  $ 8,606 $ 8,102
--------------------------------------------------------------------------------
PER SHARE
     Basic net income                $  2.92  $  3.03  $  2.84  $  2.70 $  2.54
     Cash dividends                     1.31     1.22     1.14     1.08    0.98



                                 SUPPLEMENTARY FINANCIAL DATA

CONSOLIDATED BALANCE SHEET

Average daily balances for year
 ending December 31,             1997      1996      1995     1994      1993
--------------------------------------------------------------------------------
(In thousands)

ASSETS
Interest earning assets:
 Interest bearing deposits
  with banks                   $     94  $   126  $    129  $    542  $  2,835
 Federal funds sold              12,452   21,040    29,502    28,248    29,305
 U.S. Treasury securities
  and obligations of
  U.S. government agencies
  and corporations              171,578   188,854   180,238   211,959   228,950
 Obligations of states and
  political subdivisions         19,673    20,269    20,534    24,312    24,123
 Corporate collateralized
  mortgage obligations              -         -         -         -         921
 Equity and other securities      2,792     2,645     2,600     2,632     1,612
 Loans                          500,618   458,449   425,503   388,680   357,307
                               -------------------------------------------------
     Total interest
      earning assets            707,207   691,383   658,506   656,373   645,053
Noninterest earning assets:
 Cash and due from banks         21,167    23,398    23,538    24,863    26,890
 Reserve for possible loan
  losses                         (5,875)   (5,876)   (5,507)   (4,772)   (4,075)
 Bank premises and equipment      8,529     8,258     7,522     7,625     7,343
 Other assets                    12,074    10,749     8,984     9,064     9,486
                               -------------------------------------------------
     Total noninterest
      earning assets             35,895    36,529    34,537    36,780    39,644
                               -------------------------------------------------
     Total assets              $743,102  $727,912  $693,043  $693,153  $684,697
--------------------------------------------------------------------------------
LIABILITIES
Interest bearing liabilities:
 NOW accounts                  $ 40,693  $ 53,695  $ 55,839  $ 60,911  $ 61,629
 Savings deposits               242,768   239,900   241,898   272,996   261,678
 Time deposits                  256,511   242,307   220,509   194,571   206,749
 Federal funds purchased and
  securities sold under
  agreements to repurchase        6,555     5,378     2,376     1,311     1,871
 Federal Home Loan Bank
  advances                        4,928     2,147     1,973       449       -
                               -------------------------------------------------
     Total interest bearing
      liabilities               551,455   543,427   522,595   530,328   531,927
Noninterest bearing liabilities:
 Demand deposits                105,599   101,386    96,260    94,317    87,665
 Other liabilities                5,593     5,039     2,503     1,413     2,002
                               -------------------------------------------------
     Total noninterest
      bearing liabilities       111,192   106,425    98,763    95,730   89,667
                               -------------------------------------------------
     Total liabilities          662,647   649,852   621,358   625,968  621,594
SHAREHOLDERS' EQUITY             80,455    78,060    71,685    67,185   63,103
                               -------------------------------------------------
     Total liabilities and
      shareholders' equity     $743,102  $727,912  $693,043  $693,153 $684,697


                       FINANCIAL RATIOS AND MISCELLANY


(Based on consolidated balance
 sheet averages)                     1997     1996    1995     1994    1993
--------------------------------------------------------------------------------
Shareholders' equity to assets    10.83%   10.72%  10.34%    9.69%   9.22%
Shareholders' equity to loans     16.07    17.03   16.85    17.29   17.66
Net income to:
     Total assets                  1.21     1.32    1.30     1.24    1.18
     Total shareholders' equity   11.19    12.31   12.61    12.81   12.84
Shareholders' equity per share
 at year-end                     $26.91   $25.57  $24.27   $21.33  $20.62
Dividend payout ratio             44.91%   40.27%  40.15%   40.00%  38.74%
Shareholders of record at
 year-end                         1,259    1,280   1,278    1,287   1,290
Average full-time equivalent
 employees                          373      371     372      374     372


(The following information regarding bank officers is found inside the back cover on a teal blue background)

                    SOUTHWEST NATIONAL BANK OF PENNSYLVANIA

EXECUTIVE OFFICERS

David S. Dahlmann
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

David M. Hanna
EXECUTIVE VICE PRESIDENT

Donald A. Lawry
EXECUTIVE VICE PRESIDENT

Emmanuel J. Answine
SENIOR VICE PRESIDENT

Michael J. Earle
SENIOR VICE PRESIDENT

Joseph A. Giangiulio
SENIOR VICE PRESIDENT

Mark E. Lopushansky
SENIOR VICE PRESIDENT

Edgar J. Malanowsky
SENIOR VICE PRESIDENT

C. Kim Michael
SENIOR VICE PRESIDENT


                      SOUTHWEST NATIONAL CORPORATION

OFFICERS

David S. Dahlmann
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

David M. Hanna
VICE PRESIDENT

Donald A. Lawry
SECRETARY AND TREASURER

DIRECTORS

Ray T. Charley
PRESIDENT, THOMI CO., RETAIL GROCERS

James A. Critchfield, Jr.*
ATTORNEY AT LAW

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

John A. Robertshaw, Jr.
FORMERLY CHAIRMAN, LAUREL VENDING, INC.,
VENDING AND FOOD SERVICE

Laurie Stern Singer
PRESIDENT, ALLEGHENY VALLEY
CHAMBER OF COMMERCE AND
PRESIDENT, ALLEGHENY VALLEY
DEVELOPMENT CORPORATION

William W. Thomson
MANAGING PARTNER,
THOMSON, TOMSEY & CO.,
CERTIFIED PUBLIC ACCOUNTANTS


BANK ADVISORY
DIRECTORS

ALLEGHENY VALLEY
Janet Czekalski
Alexander H. Lindsay
Laurie Stern Singer
Gary L. Weleski

DERRY/LATROBE
Vance E. Booher III
Louis V. Kasperik
David E. Mastrorocco
William W. Thomson

ROUTE 22
Edward J. Ferri
Terrence S. Jacobs
A. Richard Kacin
Wayne Norris

Advisory Directors Emeritus
James A. Esler
George Danko
Henry E. Shaw

All corporate directors also serve
as directors of Southwest National
Bank of Pennsylvania.

-------------------------------------------------------------------

Southwest National Corporation
P.O. Box 760
Greensburg, PA  15601
Telephone: 724/834-2310
FAX: 724/832-6044

The Corporation will provide without charge to any shareholder a copy of its 1997 Annual Report on Form 10-K as required to be filed with the Securities and Exchange Commission. Requests should be made in writing to the above address attention of: Shareholder Relations.

The annual meeting of the shareholders will be held at the Main Office, 111 South Main Street, Greensburg, Pennsylvania, at 1:00 P.M., Tuesday, April 21, 1998.

DIRECT DEPOSIT OF CASH DIVIDENDS - Direct deposit is a safe, fast and time-saving method of receiving cash dividends through automatic deposit on date of payment to a checking or savings account at any financial institution which participates in an Automated Clearing House. For more information, contact Shareholder Relations 724/832-6002.

The back cover is a beige background with Southwest Bank and the corporate logo centered, 5 1/2" from the top of the page.